

WE MAKE CLEAN ENERGY HAPPEN®







2022
Proxy Statement

March 17, 2022

Dear Fellow Williams Stockholder,

For more than a century, the Williams name has been associated with energy infrastructure, reliability, adaptability, and trust. This past year was no exception.



Stephen W. Bergstrom
Chairman of the Board
Alan S. Armstrong, CEO

2021 was a record-breaking year for Williams, both in operational and financial performance. We achieved all-time record gathering volumes of 13.9 billion cubic feet of natural gas per day and contracted transmission capacity of 23.8 billion cubic feet of natural gas per day, also a record. We exceeded our financial guidance across all key metrics, with cash flow from operations up 13% allowing us to continue to grow our reliable dividend. In fact, we paid stockholder dividends of nearly $2 billion in 2021 and recently increased that by 3.7%, which yields a 7% compound annual growth rate ("CAGR") on our dividend for the past five years.

The safe and sustainable operation of our assets remains our top priority, but we are also committed to exploring ways to leverage our natural gas strategy and infrastructure to build a clean energy future. To that end, we launched New Energy Ventures, a business development group focused on commercializing innovative technologies, markets, and business models in order to achieve carbon reductions for ourselves, our customers, and partners. We also kicked off a multi-year modernization and emissions reduction program across our transmission network as part of our commitment to safe, reliable, and environmentally friendly operations.

In addition to our financial and operational success, we were recognized across several key environmental, social, and governance ("ESG") rankings in 2021, including CDP, Dow Jones Sustainability Index ("DJSI"), Sustainalytics and MSCI, for our commitment to transparency and governance around climate change. In fact, Williams ranked first in its peer group in the DJSI North America Index and was the only U.S. energy company to be included in the DJSI World Index. We also received the 2021 Award of Excellence – Midstream from S&P Global Platts for our leadership in the industry, particularly as it relates to progressing toward climate goals and incorporating solar, renewable natural gas, and other

emission reduction projects in our existing energy infrastructure network.

As responsible stewards, we strive to understand the needs, listen to the priorities, and identify opportunities to more impactfully engage with our employees, stockholders, and the communities in which we work. Our 2021 efforts included conducting an employee engagement survey and third-party pay equity analysis, utilizing technology to increase leadership visibility, and ongoing engagement with key stakeholders across our footprint. We maintained our focus on improving diversity in company leadership, with women and ethnic minorities holding 30% of all leadership roles in 2021, up from 26% in 2020. Our employees recorded more than 23,000 volunteer hours, and we awarded more than $12 million to approximately 2,100 organizations across 48 states in 2021.

While proud of what we accomplished, we recognize we have more to do as a midstream leader in the clean energy economy. Williams is well-positioned to leverage our natural gas-focused strategy while continuing to deliver consistently stable returns for our stockholders.

On behalf of Williams and the Board of Directors, you are cordially invited to the virtual annual meeting of stockholders on April 26, 2022, at 2:00 p.m. Central Daylight Time ("Annual Meeting"). We hope that continuing with the virtual format will allow more of our stockholders to participate. We thank you for your investment and support of Williams.

Sincerely,

Alan S. Armstrong
Chief Executive Officer

Stephen W. Bergstrom
Chairman of the Board

NOTICE OF THE 2022 ANNUAL MEETING OF STOCKHOLDERS



DATE, TIME & PLACE

Tuesday, April 26, 2022 at 2:00 p.m. CDT

This year's Annual Meeting will be conducted online via live, audio webcast at **https://meetnow.global/ MJJATXP**. There will be no in-person meeting.

RECORD DATE

The record date is the close of business on February 25, 2022. Stockholders of record at such time are entitled to receive notice of and to participate and vote at the Annual Meeting or any adjournments or postponements of the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 26, 2022

We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice of Annual Meeting, 2022 proxy statement, and our 2021 Annual Report, which includes a copy of our annual report on Form 10-K for the fiscal year ended December 31, 2021 ("2021 Annual Report"), are available at www.edocumentview.com/wmb.

HOW TO ATTEND THE MEETING

To attend the Annual Meeting, access the Internet and go to the following site: **https://meetnow.global/MJJATXP**.

- If you are (i) a stockholder of record or (ii) a beneficial holder who has obtained a control number from Computershare (each of (i) and (ii) is a "Voting Eligible Party"), then select "**Join Meeting Now,**" enter your control number located on the Notice of Internet Availability of Proxy Materials or your proxy card and enter your **first and last name** and your **email address**.
- If you are not a Voting Eligible Party, select "**Guest,**" enter your **first and last name,** and enter your **email address**.

AGENDA

Proposal	Board Recommendation	Page
Proposal 1: Elect 12 director nominees for a one-year term.	**FOR each nominee**	7
Proposal 2: Ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.	**FOR**	43
Proposal 3: Approve, on an advisory basis, the compensation of our named executive officers.	**FOR**	45
Transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.	—	

HOW TO VOTE

 **By Internet**
Vote via the Internet at www.envisionreports.com/wmb.

 **By Phone**
Call toll-free 1-800-652-VOTE (8683) in the United States or Canada.

 **Scan the QR code on your proxy card**

 **By Mail**
If you received a printed version of the proxy materials, mark, sign, date, and return the proxy card in the enclosed postage-paid envelope.

 **Attend the Virtual Meeting**
Attend the virtual Annual Meeting (steps above) and click on the "Vote" bar.

For further instructions on voting, please see the "**Questions and Answers About the Annual Meeting and Voting**" section of the proxy statement, refer to the Notice of Annual Meeting you received in the mail, or, if you received a printed version of the proxy materials by mail, refer to the enclosed proxy card.

Please refer to the proxy statement for more information, including a detailed explanation of the matters being submitted to a vote of the stockholders.

By Order of the Board of Directors,

Robert E. Riley, Jr.
Corporate Secretary
March 17, 2022

TABLE OF CONTENTS

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) TOPICS



EXECUTIVE SUMMARY

OUR COMPANY

Williams is an energy infrastructure company that handles approximately 30% of the natural gas in the United States, which is used every day to heat homes, cook food, and generate electricity. Our interstate gas pipeline and gathering and processing operations span the United States and include Transcontinental Gas Pipeline, which is the largest and fastest growing major natural gas pipeline in the country. As of December 31, 2021, we have 4,783 full-time employees with operations in 14 supply areas that provide natural gas gathering, processing, and transmission services and natural gas liquids (“NGL”) fractionation, transportation, and storage services to more than 600 customers. We own an interest in and operate more than 30,000 miles of pipelines, 29 processing facilities, 7 fractionation facilities, and approximately 23 million barrels of NGL storage capacity.

As the world demands reliable, low-cost, low-carbon energy, Williams will continue to be there with transport, storage, and delivery solutions. We make clean energy happen by being the leader in providing critical infrastructure that safely delivers natural gas products to reliably fuel a clean energy future.



Interstate Natural Gas Pipeline
Natural Gas Gathering Pipeline
Natural Gas Liquids Pipeline
Oil Gathering Pipeline
Gas Plant
Fractionator
Storage
Amine Treating
Rail Terminal
Offshore Platform
Supply Area Basin
Operational Activity

OUR 2021 HIGHLIGHTS*

GAAP Net Income(1)	Non-GAAP Adjusted EBITDA(2)	GAAP Earnings Per Share(1)	Non-GAAP Adjusted Earnings Per Share(2)
$1.514 billion	**$5.635** billion	**$1.24**	**$1.36**
13.9 billion cubic feet of natural gas per day gathered, 5% increase over 2020	**23.8** billion cubic feet of natural gas per day of contracted transmission capacity, 3% increase over 2020	Recognized by Sustainalytics as a Top-Rated ESG Performer. Ranked No. 1 in our peer group on the Dow Jones Sustainability North America Index.	Received 2021 Award of Excellence – Midstream from S&P Global Platts for continued focus on ESG matters.

** As of December 31, 2021.*
(1) Net income amounts are from continuing operations attributable to The Williams Companies, Inc. available to common stockholders. Per share amounts are reported on a diluted basis.
(2) A reconciliation of all non-GAAP financial measures to their nearest GAAP comparable financial measures is included in the Appendix.

OUR CORPORATE GOVERNANCE

The Board has nominated the following 12 director candidates to serve one-year terms as directors of the Company following the Annual Meeting until the 2023 annual meeting of stockholders: Alan S. Armstrong, Stephen W. Bergstrom, Nancy K. Buese, Michael A. Creel, Stacey H. Doré, Richard E. Muncrief, Peter A. Ragauss, Rose M. Robeson, Scott D. Sheffield, Murray D. Smith, William H. Spence, and Jesse J. Tyson. On March 1, 2022, Mr. Muncrief and Mr. Tyson joined our Board increasing the size of our Board from 12 directors to 14 directors. However, Mr. Chazen and Mr. Cogut will retire from our Board following the Annual Meeting. Assuming our stockholders elect all director nominees to the Board at the Annual Meeting, the size of our Board will decrease back to 12 directors. Ms. Fuller resigned from our Board in December 2021.

BOARD COMPOSITION*



Our Board and its Governance and Sustainability Committee administers the identification and evaluation of director nominees and the evaluation of the Board's effectiveness. The Board seeks a variety of occupational and personal backgrounds to oversee the policies, strategies, risk, and management of the Company. All of our director nominees have the skills and experience to fit our strategy.

Board Member Age — **Years**
- 40-50
- 51-60
- 61-70
- 70+

63 Average Age

Director Nominees Are Independent
1
11
- 1 Our CEO
- 11 Director Nominees Are Independent

Gender Diversity
3
9
- 3 Director Nominees Are Women
- 9 Director Nominees Are Men

Racial or Ethnic Diversity
1
11
- 1 Director Nominee is Racially or Ethnically Diverse
- 11 Director Nominees Are Not Racially or Ethnically Diverse

Average Board Tenure 4.25 Yrs
4
2
6
- 0-2 YRS
- 3-5 YRS
- 10+ YRS

* Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Age is calculated as of April 26, 2022.

BOARD REFRESHMENT TIMELINE



Creel | Cogut | Raguss | Chazen | Fuller | Buese | Robeson | Doré | Muncrief

Sheffield | Bergstrom | Spence | | | | | | Tyson

2016 | 2018 | 2020 | 2021 | 2022

OUR BOARD

Name & Principal Occupation	Age	Director Since	Independent	Committee Memberships
Alan S. Armstrong President & Chief Executive Officer The Williams Companies, Inc.	59	2011		None.
Stephen W. Bergstrom Retired Board Chairman, President & Chief Executive Officer American Midstream Partners, GP, LLC	64	2016	✓	Non-Executive Board Chair Compensation & Management Development Governance & Sustainability
Nancy K. Buese Executive Vice President & Chief Financial Officer Newmont Corporation	52	2018	✓	Compensation & Management Development Environmental, Health & Safety
Michael A. Creel Retired Director & Chief Executive Officer Enterprise Products Partners L.P.	68	2016	✓	Audit Environmental, Health & Safety
Stacey H. Doré Former President & Chief Executive Officer Sharyland Utilities, LLC	49	2021	✓	Audit Governance & Sustainability
Richard E. Muncrief Director, President & Chief Executive Officer Devon Energy Corporation	63	2022	✓	Compensation & Management Development Environmental, Health & Safety
Peter A. Ragauss Retired Senior Vice President & Chief Financial Officer Baker Hughes Company	64	2016	✓	Audit (Chair) Governance & Sustainability
Rose M. Robeson Retired Chief Financial Officer DCP Midstream LLC	61	2020	✓	Audit Environmental, Health & Safety
Scott D. Sheffield Director & Chief Executive Officer Pioneer Natural Resources Company	69	2016	✓	Compensation & Management Development (Chair) Environmental, Health & Safety
Murray D. Smith President of Murray D. Smith and Associates Former Minister of Energy for Alberta, Canada	72	2012	✓	Compensation & Management Development Environmental, Health & Safety (Chair)
William H. Spence Retired Board Chairman, President & Chief Executive Officer PPL Corporation	65	2016	✓	Compensation & Management Development Governance & Sustainability (Chair)
Jesse J. Tyson Retired President & Chief Executive Officer ExxonMobil Inter-Americas	68	2022	✓	Audit Governance & Sustainability
Directors Departing the Board in 2021 or after their terms expire at the Annual Meeting in 2022				
Vicki L. Fuller* Retired Chief Investment Officer New York State Common Retirement Fund	64	2018	✓	Audit Environmental, Health & Safety
Stephen I. Chazen** Chairman, President & Chief Executive Officer Magnolia Oil and Gas Corporation	75	2016	✓	Audit Governance & Sustainability
Charles I. Cogut** Retired Partner Simpson Thacher & Bartlett LLP	75	2016	✓	Audit Governance & Sustainability

Resigned from the Board effective December 1, 2021.
**Retiring from the Board following the Annual Meeting.*

OUR GOVERNANCE BEST PRACTICES

Our Board believes that strong corporate governance is critical to achieving our goals and maintaining the trust and confidence of investors, employees, customers, business partners, regulatory agencies, and other stakeholders. Our policies and best practices for good corporate governance include the following:



Director Independence and Board Leadership

- 11 of 12 director nominees are independent.
- Only independent directors serve on Board committees.
- The Board and its committees conduct regular executive sessions without management.
- Certain Board Committees have hired an independent registered public accountant and independent compensation consultant.
- The roles of Board Chair and Chief Executive Officer ("CEO") have been split since 2011.



Board Refreshment and Director Qualifications and Evaluation

- The Board is committed to finding highly qualified candidates of diverse gender, ethnicity, and race:
  - → 3 of 12 director nominees are female.
  - → 1 of 12 director nominees is racially or ethnically diverse.
  - → In 2021, the Board adopted the "Rooney Rule" requiring the consideration of director candidates with a diversity of gender, ethnicity, and race for director vacancies and newly created directorships.
- Our director retirement is the annual meeting after a director turns 75.
  - → Average tenure is 4.25 years.
- The Board and its committees conduct annual performance self-evaluations.
- The Governance and Sustainability Committee routinely evaluates the size, structure, composition, and function of the Board and its committees.



Board and Committee Oversight

- The Board and the Compensation and Management Development Committee annually engage in comprehensive senior management succession planning.
- The Board at least annually evaluates our long-term strategy, risks, and opportunities.
- The Board or its committees exercise strategic oversight of the Company, including our ESG strategy and policies, cybersecurity, political contributions, human capital management, environmental, health and safety ("EH&S") matters, and our ethics and compliance program.



Governance Practices

- Annual review of corporate governance documents, including Board committee charters.
- Prohibition on pledging, hedging, short sales, and derivative transactions by directors, officers, and employees.
- Maintain stock ownership guidelines for directors, and all equity granted to directors remains deferred until retirement from the Board.
- Prohibition on director overboarding so that no director serves on more than four public company boards (including our Board) and no Audit Committee member serves on the audit committee of more than three public companies (including our Audit Committee) without Board approval.
- Independently managed, toll-free Ethics Reporting Hotline.
- Comprehensive director onboarding program and continuing education opportunities.
- The Board has access to all members of management and employees.



Stockholder Rights and Engagement

- Annual election of all directors.
- Majority voting standard for uncontested director elections (plurality voting in contested elections).
- Annual stockholder advisory vote on executive compensation.
- Proxy access allowing holders of 3% of our stock for at least three years to include the greater of two nominees or nominees representing 20% of Board in our proxy statement if they meet our By-law eligibility and notice requirements.
- Majority voting standard for the removal of directors, with or without cause.
- Robust year-round stockholder engagement process.

OUR COMPENSATION BEST PRACTICES

The Board and the Compensation and Management Development Committee oversee the design and administration of the compensation program for our CEO and other named executive officers ("NEOs"). The table below highlights the best practices the Compensation and Management Development Committee utilizes in the compensation process.

What We Do

✅ **Pay for Performance**. A substantial portion of our CEO and NEOs' compensation is at-risk and performance-based, which means the compensation they receive will vary every year depending on the Company's stock price performance, the Company's performance relative to pre-established performance targets, and the officer's individual performance.

✅ **Publish Pre-Established Performance Goals & Fully Disclose Results.** Our incentive compensation is aligned to both short-term and long-term Company performance with components that are subject to pre-established performance targets.

✅ **Independent Administration of Executive Compensation and Utilization of an Independent Compensation Consultant.** The Compensation and Management Development Committee determines CEO and NEO pay. All members of the Compensation and Management Development Committee are independent, and the Compensation and Management Development Committee retains an independent compensation consultant to advise on our compensation program.

✅ **Benchmark Compensation Against a Representative Peer Group.** With the assistance of our independent compensation consultant, we annually benchmark our compensation program against a compensation peer group determined based on several factors, including total assets, market capitalization, and enterprise value.

✅ **Engage with Stockholders to Discuss Executive Compensation.** We annually ask stockholders to vote on an advisory basis to approve the compensation of our named executive officers (say-on-pay), and we regularly discuss executive compensation with our stockholders throughout the year.

✅ **Require Minimum Thresholds and Maximum Award Caps.** All of our variable compensation plans have minimum thresholds that must be met prior to any payment and have caps on the total amount that can be paid. Our Annual Incentive Program ("AIP") awards and our performance-based equity awards cap business performance at 200% of target.

✅ **Provide for Vesting Period on Stock Awards.** All restricted stock unit ("RSU") awards provided to our NEOs vest three years from the grant date.

✅ **Require a "Double Trigger" Prior to Equity or Severance Payments for a Change in Control.** Severance payments and accelerated vesting of equity awards in the event of a change in control require both a change in control and a termination under certain circumstances without cause (double trigger), unless the acquiring company does not assume or replace the awards.

✅ **Allow Clawbacks of Executive Compensation.** The Board may recoup performance-based incentive compensation in certain circumstances.

✅ **Review Tally Sheets and Pay History Information.** Detailed information regarding current and past compensation for each NEO is reviewed prior to making compensation decisions.

✅ **Maintain Robust Equity Ownership Guidelines.** We have established stock ownership guidelines to appropriately align the interests of our executive officers and directors with our stockholders.

Stock Ownership Guidelines

	Multiple of Base Salary or Annual Cash Retainer
CEO	6x
Senior and Executive Vice Presidents	3x
Directors	5x

What We Don't Do

- **No Employment Agreements**. We do not have employment agreements with our NEOs other than standard change in control agreements.
- **No Cash Dividend Equivalents Until Eligible RSUs Vest and are Distributed**. We do not pay cash dividend equivalents on eligible RSUs until the units are earned and distributed to the recipient.
- **No Excise Tax Gross Up Payments**. Our change in control plan does not provide for excise tax gross up payments.
- **No Excessive Perquisites**.
- **No Repricing or Replacing Underwater Stock Options**.
- **No Pricing Stock Options Below Grant Date Fair Market Value.**
- **No Hedging or Pledging of Company Stock**. Our Securities Trading Policy prohibits our directors, officers, and employees from engaging in hedging activities related to our securities or from pledging our securities as collateral for a loan.
- **No Share Recycling**. We do not allow share recycling for stock options.

OUR PAY FOR PERFORMANCE PHILOSOPHY

Our executive compensation program reflects our pay philosophy throughout the entire organization to pay for performance and execution of our corporate strategy on an annual and a long-term basis. The graphics below demonstrate the mix of fixed (base salary) and variable or at-risk compensation (target annual and long-term incentives) for our CEO and other NEOs. As shown below and described in more detail in our "**Compensation Discussion and Analysis**" section, the majority of our NEOs' total compensation is heavily dependent on stock price performance and pre-established performance metrics and targets based on Company and individual performance.



Short-term incentives
14%
Base Pay
11%
Time-Based RSUs
30%
CEO
2021 Total Compensation at Target Pay Mix
Performance-Based RSUs
45%
89%
At-Risk
75%
Long-Term Incentives

Short-term incentives
16%
Base Pay
18%
Time-Based RSUs
33%
NEO (Excluding CEO)
2021 Total Compensation at Target Pay Mix
Performance-Based RSUs
33%
82%
At-Risk
66%
Long-Term Incentives

CORPORATE GOVERNANCE AND BOARD MATTERS

PROPOSAL 1: ELECT 12 DIRECTOR NOMINEES FOR A ONE-YEAR TERM.

The Board has nominated 12 director candidates to serve as directors of the Company for one-year terms expiring at the 2023 annual meeting of stockholders as follows: Alan S. Armstrong, Stephen W. Bergstrom, Nancy K. Buese, Michael A. Creel, Stacey H. Doré, Richard E. Muncrief, Peter A. Ragauss, Rose M. Robeson, Scott D. Sheffield, Murray D. Smith, William H. Spence, and Jesse J. Tyson. Each nominee was previously elected to our Board at our annual meeting of stockholders on April 27, 2021 except for Mr. Muncrief and Mr. Tyson, who each joined the Board effective March 1, 2022. Mr. Muncrief was referred to the Governance and Sustainability Committee by our CEO, and Mr. Tyson was referred to the Governance and Sustainability Committee by another Company officer.

Our By-laws provide for a majority voting standard in uncontested director elections. In other words, assuming the presence of a quorum, a director nominee will be elected to our Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Each of our directors executed an irrevocable resignation that will become effective if (1) he or she fails to receive a majority of the votes cast in an uncontested election and (2) the Board accepts such resignation. If a director fails to receive the required votes for election, the Governance and Sustainability Committee will make a recommendation to the Board, and the Board will determine whether to accept the resignation. To make the determination, the Governance and Sustainability Committee and the Board may consider any factors they deem relevant, and the director whose tendered resignation is under consideration abstains from participating. The Board will publicly disclose its decision within 90 days of the date the election results are certified. If the Board accepts a director's resignation, the Governance and Sustainability Committee will recommend, and the Board will determine whether to fill such vacancy or reduce the Board size.

Unless otherwise instructed, the individuals designated by the Board as proxies will vote the proxies received for the director candidates nominated by the Board. Each of the director nominees has consented to serve on the Board, and the Board has no reason to believe any nominees will be unable or unwilling to serve if elected. If a nominee is unable to or unwilling to stand for election as a director, either the designated proxies will vote to elect another nominee recommended by the Board or the Board may choose to reduce its size. The biographical information for the director nominees is set forth below in the "**Director Nominee Skills, Experience, and Attributes**" section.

The Board unanimously recommends that stockholders vote "FOR" each of the above-listed director nominees.

IDENTIFYING & EVALUATING DIRECTOR CANDIDATES



EVALUATE BOARD PERFORMANCE AND CONSIDER DIRECTOR SKILLS, EXPERIENCE, & ATTRIBUTES	RECRUIT DIRECTORS WITH APPLICABLE SKILLS, EXPERIENCE, & ATTRIBUTES	ASSESS DIRECTOR CANDIDATES & MAKE RECOMMENDATIONS	SELECT DIRECTORS FOR NEW POSITIONS OR VACANCIES & RECOMMEND DIRECTORS FOR ELECTION	ELECT DIRECTORS ANNUALLY BY MAJORITY STOCKHOLDER VOTE

Evaluate Board Performance and Consider Director Skills, Experience, & Attributes

Annually, the Board and each Board committee evaluates its performance. For more information on this process see the "**Board Evaluation Process**" section. In addition, the Governance and Sustainability Committee also routinely evaluates the size, structure, composition, and functioning of the Board and its committees. The Governance and Sustainability Committee further assesses the skills, experience, and attributes that are currently represented on the Board by each individual director, as well as the skills, experience, and attributes that the Board will find valuable in the future, given the Company's current situation and strategic plans. This assessment enables the Board to update as necessary the skills, experience, and attributes it seeks in the Board as a whole and in individual directors as the Company's needs evolve and change over time. The Governance and Sustainability Committee develops long-term Board succession plans to ensure the Board maintains an appropriate balance of skills, experience, and attributes.

Our Board seeks directors with a variety of occupational and personal backgrounds to obtain a range of viewpoints and perspectives. The Board believes that this diversity of experience, geography, race or ethnicity, gender, and age enhances the Board's effectiveness by leading to varying perspectives and broader discussions. See below and the "**Director Skills, Experience, and Attributes**" section for a list of the skills, experiences, and attributes the Board has determined are important for oversight of the Company alongside our efforts to maintain an appropriate balance of each on our Board.

Recruit Directors with Applicable Skills, Experience, & Attributes

The Governance and Sustainability Committee and the Board recruit directors and receive recommendations for director candidates from a variety of different sources, including referrals from management or existing members of the Board, and the following:

Rooney Rule. In 2021, our Board added the Rooney Rule to our Corporate Governance Guidelines requiring consideration of candidates with a diversity of race, ethnicity, and gender each time the Governance and Sustainability Committee evaluates filling a vacancy or new position on the Board. The Board believes this will result in recruiting candidates from historically underrepresented groups.

Search Firms. The Governance and Sustainability Committee may source candidates through outside search firms, and, in such case, the Rooney Rule still applies to the candidate pool provided.

Stockholder Recommendations. Stockholders may recommend a candidate for consideration by the Governance and Sustainability Committee, by sending the candidate's name and a detailed description of the candidate's qualifications, a document indicating the candidate's willingness to serve, and evidence of stock ownership to: The Williams Companies, Inc., One Williams Center, MD 47, Tulsa, Oklahoma 74172, Attn: Corporate Secretary.

Stockholder Nominations. Our By-laws also provide that a stockholder may nominate director candidates for election if the stockholder is a stockholder of record (1) when making a nomination and (2) on the record date for the determination of the stockholders entitled to vote at such annual meeting of stockholders. The stockholder must also satisfy the procedures provided in our By-laws, including providing notice of a nomination in proper written form. Our corporate secretary must receive the notice at our principal executive offices not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the anniversary of the date of the immediately preceding annual meeting of stockholders. To be timely for our 2023 annual meeting of stockholders, our corporate secretary must receive notices not earlier than December 27, 2022, and not later than January 26, 2023.

Proxy Access. Our By-laws contain a "proxy access" provision allowing stockholders to nominate and include in our proxy materials director candidates in certain circumstances.

A stockholder or group of up to **25 stockholders.**	**Owning at least 3%** of our outstanding common stock.	**Continuously for 3 years** as of the date of the stockholder notice and through the annual meeting.	May nominate and include in our proxy statement the **greater of two director candidates or 20% of the Board.**	If the stockholders provide notice satisfying the requirements in our By-laws, and the nominees satisfy the requirement in our By-laws.

Under the proxy access option, our corporate secretary must receive the notice at our principal executive offices not later than the close of business on the 120th calendar day, nor earlier than the close of business on the 150th calendar day, prior to the anniversary of the date (as stated in our proxy materials) the definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders. For our 2023 annual meeting of stockholders, our corporate secretary must receive such notice not earlier than October 18, 2022, and not later than November 17, 2022.

The above-described notice and procedures are summaries and are not complete. For further information, please refer to our By-laws, which are included as an exhibit to our annual report on Form 10-K filed with the Securities and Exchange Commission ("SEC") and available on our website at www.williams.com. For information concerning submitting a proposal regarding matters other than the election of directors, please see the "**Questions and Answers About The Annual Meeting and Voting**" section.

Universal Proxy Cards. To comply with universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") no later than sixty days prior to the one-year anniversary of the previous annual meeting of stockholders. To be timely for our 2023 annual meeting of stockholders, our corporate secretary must receive notices no later than February 25, 2023.

Assess Director Candidates & Make Recommendations	The Governance and Sustainability Committee is responsible for developing and recommending to the Board qualifications and criteria for identifying and assessing director candidates. The Governance and Sustainability Committee conducts a preliminary assessment of each candidate's resume, other biographical and background information, and willingness to serve. In evaluating the director nominees and in reviewing the skills, experience, and attributes of the other Board directors or nominees, the Governance and Sustainability Committee considers a variety of factors, including each nominee's independence, financial literacy, personal and professional accomplishments, and experience in light of the Company's needs and priorities. For incumbent directors, the Governance and Sustainability Committee also considers past performance.

The minimum qualifications and attributes that the Governance and Sustainability Committee believes a director nominee must possess include:

- an understanding of business and financial affairs and the complexities of a business organization;

- a genuine interest in Williams and in representing all our stockholders;

- a willingness and ability to spend the time required to function effectively as a director;

- an open-minded approach and the resolve to make independent decisions on matters presented for consideration;

- a reputation for honesty and integrity beyond question;

- independence as defined by the New York Stock Exchange ("NYSE") Listed Company Manual and qualifications otherwise required in accordance with applicable law or regulation;

- strong intellectual capital, performance enhancing ideas, and strong networks that contribute to stockholder value;

- ability to enhance the decision-making process by bringing relevant knowledge, rigorous analysis, and a desire for constructive engagement; and

- demonstrated, seasoned judgment for decisions involving broad and multi-faceted issues.

The Board Chair and the Governance and Sustainability Committee Chair then interview qualified candidates. Candidates also may meet with other directors and senior management. At the conclusion of this process, the Governance and Sustainability Committee makes a recommendation to the Board whether to appoint the candidate to the Board or recommend that our stockholders elect such person as a director at the next annual meeting. The Governance and Sustainability Committee uses the same process to evaluate all candidates regardless of the source of the nomination.

Select Directors for New Positions or Vacancies & Recommend Directors for Election	The Board may elect, by a majority vote, a director candidate recommended by the Governance and Sustainability Committee to fill a new opening or a vacancy on the Board. Additionally, the Board, upon the recommendation of the Governance and Sustainability Committee nominates director candidates for election at the annual meeting of stockholders. Stockholders also have certain rights to nominate director candidates for election as described above.
Elect Directors Annually by Majority Stockholder Vote	Stockholders annually elect the directors who will serve on our Board at the annual meeting of stockholders by a majority voting standard in uncontested elections and plurality voting standard for contested elections as described in further detail in the "**Proposal 1: Election of Directors**" section.

DIRECTOR NOMINEE SKILLS, EXPERIENCE, AND ATTRIBUTES*



Average Tenure 4.25 Years
4
6
2
0-2 YEARS
3-5 YEARS
10+ YEARS

Average Age 63 Years
1
1
2
8
40-50
51-60
61-70
70+

Racial or Ethnic Diversity
1
11
1 Director Nominee is Racially or Ethnically Diverse
11 Directors Nominees Are Not Racially or Ethnically Diverse

Gender Diversity
3
9
Director Nominees Are Women
Director Nominees Are Men

Board Skills Matrix

	Armstrong	Bergstrom	Buese	Creel	Doré	Muncrief	Ragauss	Robeson	Sheffield	Smith	Spence	Tyson
Corporate Governance & Public Company Board Experience. Provides knowledge of current public company board practices or perspectives from other public company boards, including current or prior experience.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Diversity (Gender/Ethnicity/Race). Provides perspective from a historically underrepresented demographic.			✓		✓			✓				✓
Energy Industry. Provides industry perspective and understanding of challenges and opportunities we face.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Energy Transition. Provides experience in sustainability or transitioning to alternative non-hydrocarbon energy sources.	✓		✓		✓	✓				✓	✓	
Engineering & Construction. Provides technical knowledge related to our business operations that aids in risk oversight.	✓	✓				✓			✓		✓	
Environmental. Provides experience in regulatory schemes and best practices to enhance our environmental stewardship.	✓	✓				✓			✓		✓	✓
Executive Leadership. Provides judgment and experience as a "C-Level" executive of a publicly traded entity or large private company.	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Financial & Accounting. Provides experience in assessing our financial performance and monitoring the integrity of our financial reporting process.			✓	✓	✓		✓	✓			✓	
Human Capital Management. Provides experience in human resources and best practices to enhance our talent acquisition, retention, and development.	✓	✓	✓	✓	✓	✓			✓		✓	✓
Information Technology. Provides understanding of data management, the technology utilized in our business, and cybersecurity.	✓		✓	✓	✓		✓				✓	
Legal. Provides insight in assessing legal risk.					✓							
Marketplace Knowledge. Provides perspectives of the marketplace in which we operate.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Mergers & Acquisitions. Provides experience in assessment and execution of potential acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Operations. Provides operational knowledge related to our business to aid in managing risk.	✓	✓			✓	✓			✓		✓	✓
Public Policy & Government. Provides understanding on how public policy affects our business and federal and state regulatory experience, including with the Federal Energy Regulatory Commission.					✓					✓		
Securities & Capital Market. Provides experience evaluating our capital structure, capital market transactions, and other finance related strategies.			✓	✓			✓	✓				
Strategy Development/Risk Management. Provides experience in risk management to help oversee the identification and assessment of risks and experience developing short-and-long-term company strategies.	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓

** Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Age is calculated as of April 26, 2022.*

Director Biographies

Below is the biographical information as of March 17, 2022, for each director nominee.



AGE
59

DIRECTOR SINCE
2011

COMMITTEES
None

ALAN S. ARMSTRONG

President and Chief Executive Officer, The Williams Companies, Inc.

Qualifications

Mr. Armstrong has served as a Director and President and Chief Executive Officer of the Company since 2011. During his tenure, Williams has expanded its reach, currently touching about 30 percent of all U.S. natural gas volumes through gathering, processing, transportation, and storage services. In addition, Mr. Armstrong also served as Chairman of the Board and Chief Executive Officer of the general partner of Williams Partners L.P. ("WPZ"), the master limited partnership, that prior to its 2018 merger with Williams, owned most of Williams' gas pipeline and domestic midstream assets. Prior to being named CEO, Mr. Armstrong led the Company's North American midstream and olefins businesses as Senior Vice President — Midstream. Previously, Mr. Armstrong served as Vice President of Gathering and Processing from 1999 to 2002; Vice President of Commercial Development from 1998 to 1999; Vice President of Retail Energy Services from 1997 to 1998; and Director of Commercial Operations for the company's midstream business in the Gulf Coast region from 1995 to 1997. He joined Williams in 1986 as an engineer.

Mr. Armstrong serves on the Board of Directors of BOK Financial Corporation, the American Petroleum Institute, the Energy Infrastructure Council, and as Vice Chairman of the National Petroleum Council. He also serves as a member of the Business Roundtable. Mr. Armstrong also serves on the boards of several education-focused organizations including Junior Achievement USA, 3DE, and the Board of Trustees for the University of Oklahoma Foundation.

Skills, Experience, and Attributes

Corporate Governance & Public Company Board Experience, Energy Industry, Energy Transition, Engineering & Construction, Environmental, Executive Leadership, Human Capital Management, Marketplace Knowledge, Mergers & Acquisitions, Operations, Strategy Development/Risk Management

Other Current Public Company Boards
- BOK Financial Corporation
  Credit Committee Member

Education
- BS, Civil Engineering
  University of Oklahoma



Non-Executive Board Chair

INDEPENDENT

AGE
64

DIRECTOR SINCE
2016

COMMITTEES
Compensation &
Management Development
Governance & Sustainability

STEPHEN W. BERGSTROM

Retired Executive Chairman, President, and Chief Executive Officer
American Midstream Partners, GP, LLC, general partner

Qualifications

Mr. Bergstrom has 41 years of experience in the energy and utility sectors. He was a director on the Board of American Midstream Partners GP, LLC, a natural gas gathering, processing and transporting company until they merged with ArcLight Capital Partners, LLC in July 2019. From 2013 to 2015, he served as President and Chief Executive Officer and Executive Chairman of the board of American Midstream Partners' general partner. Mr. Bergstrom acted as an exclusive consultant to ArcLight Capital Partners, an energy-focused investment firm, from 2003 to 2015, assisting ArcLight in connection with its energy investments. From 1986 to 2002, Mr. Bergstrom
served in several leadership roles for Natural Gas Clearinghouse, which became Dynegy, Inc., a major electric utility company. Mr. Bergstrom acted in various capacities at Dynegy, ultimately serving as President and Chief Operating Officer. Mr. Bergstrom began his career with Transco Energy Company, Inc. in 1980.

Skills, Experience, and Attributes

Corporate Governance & Public Company Board Experience, Energy Industry, Engineering & Construction, Environmental, Executive Leadership, Human Capital Management, Marketplace Knowledge, Mergers & Acquisitions, Operations, Strategy Development/Risk Management

Other Current Public Company Boards
• None

Education
• BS, Industrial Administration
  Iowa State University



INDEPENDENT

AGE
52

DIRECTOR SINCE
2018

COMMITTEES
Compensation &
Management Development
Environmental, Health &
Safety

NANCY K. BUESE

Executive Vice President and Chief Financial Officer, Newmont Corporation

Qualifications

Ms. Buese has more than 26 years of experience in finance leadership roles. She currently serves as Chief Financial Officer of Newmont Corporation, the world's largest gold producer with assets or operations on five continents. Before joining Newmont in 2016, Ms. Buese served as Executive Vice President and Chief Financial Officer of MPLX, a publicly traded energy company formed by Marathon Petroleum Corporation. Prior to MPLX's acquisition of MarkWest Energy Partners in 2015, Ms. Buese served for 11 years as Executive Vice President and Chief Financial Officer of MarkWest Energy Partners. Prior to that, she worked in public accounting for twelve years and is a former Partner with Ernst & Young. From 2009 to 2017, Ms. Buese served on the Board of UMB Financial Corporation.

Skills, Experience, and Attributes

Corporate Governance & Public Company Board Experience, Diversity (Gender/Ethnicity/ Race), Energy Industry, Energy Transition, Executive Leadership, Financial & Accounting, Human Capital Management, Information Technology, Marketplace Knowledge, Mergers & Acquisitions, Securities & Capital Markets, Strategy Development/Risk Management

Other Current Public Company Boards
• None

Education
• BS, Accounting & Business Administration
  University of Kansas
• Certified Public Accountant



INDEPENDENT

AGE
68

DIRECTOR SINCE
2016

COMMITTEES
Audit
Environmental, Health &
Safety

MICHAEL A. CREEL
Retired Director and Chief Executive Officer, Enterprise Products Partners L.P.

Qualifications
Mr. Creel is an executive with 42 years of energy experience, including 17 years on large public company boards. Mr. Creel previously served as Director and Chief Executive Officer of Enterprise Products Partners L.P. from 2007 until his retirement in 2015. Earlier, he served in positions of increasing responsibility with the company since 1999. He was also group vice chairman at EPCO, Inc., and Executive Vice President and Chief Financial Officer at Duncan Energy Partners, L.P., a company engaged in natural gas liquids transportation, fractionation, marketing and storage, and petrochemical product transportation, gathering and marketing. He was also President
and Chief Executive Officer at the general partner of Enterprise GP Holdings L.P. and held a number of executive management positions with Shell affiliates Tejas Energy and NorAm Energy Corp.

Skills, Experience, and Attributes
Corporate Governance & Public Board Company Experience, Energy Industry, Executive Leadership, Financial & Accounting, Human Capital Management, Information Technology, Marketplace Knowledge, Mergers & Acquisitions, Securities & Capital Markets, Strategy Development/Risk Management

Other Current Public Company Boards
- None

Education
- BS, Accounting
  McNeese State University
- Certified Public Accountant



INDEPENDENT

AGE
49

DIRECTOR SINCE
2021

COMMITTEES
Audit
Governance & Sustainability

STACEY H. DORÉ
Former President and Chief Executive Officer, Sharyland Utilities, LLC

Qualifications
Ms. Doré brings to our Board 24 years of experience in energy and law. She previously served as President and Chief Executive Officer of Sharyland Utilities, LLC, a regulated Texas-based electric transmission utility. She also served as Senior Vice President of Utility and Power Operations for Hunt Energy, a diversified global company that invests in oil and gas exploration and production, refining, and electric power projects. Prior to this, she served as Senior Vice President and General Counsel of InfraREIT, Inc. until its sale in 2019. Ms. Doré previously held leadership positions of increasing responsibility with Energy Future Holdings, a privately held company with a
portfolio of competitive and regulated energy companies, eventually serving as Executive Vice President, General Counsel, and Co-Chief Restructuring Officer. Before her entry into the energy industry, Ms. Doré practiced law for more than a decade with Vinson & Elkins.

Skills, Experience, and Attributes
Corporate Governance & Public Company Board Experience, Diversity (Gender/Ethnicity/Race), Energy Industry, Energy Transition, Executive Leadership, Financial & Accounting, Human Capital Management, Information Technology, Legal, Marketplace Knowledge, Mergers & Acquisitions, Operations, Public Policy & Government, Strategy Development/Risk Management

Other Current Public Company Boards
- None

Education
- JD, Harvard Law School
- BA, Journalism
  University of Southwestern Louisiana



RICHARD E. MUNCRIEF

Director, President, and Chief Executive Officer, Devon Energy Corporation

Qualifications

Mr. Muncrief has more than 41 years of experience in the oil and gas industry. He has served as President and Chief Executive Officer of Devon Energy Corporation since January 2021 following the merger of Devon Energy Corporation and WPX Energy, Inc. Prior to that, he served as Chief Executive Officer and Board Chairman of WPX Energy, Inc. since 2014. He previously served as Senior Vice President, Operations and Resource Development of Continental Resources, Inc. Earlier in his career, Mr. Muncrief served as Corporate Business Manager at Resource Production Company from August 2008 through May 2009. From September 2007 to August 2008, he served as President, Chief Operating Officer and as a Director of Quest Midstream Partners, LP. From 1980 to 2007, he served in various managerial capacities with ConocoPhillips and its predecessor companies Burlington Resources, Meridian Oil, and El Paso Exploration.

Skills, Experience, and Attributes

Corporate Governance & Public Company Board Experience, Energy Industry, Energy Transition, Engineering & Construction, Environmental, Executive Leadership, Human Capital Management, Marketplace Knowledge, Mergers & Acquisitions, Operations, Strategy Development/Risk Management

Other Current Public Company Boards
- Devon Energy Corporation

Education
- BS, Petroleum Engineering Technology Oklahoma State University

INDEPENDENT

AGE
63

DIRECTOR SINCE
2022

COMMITTEES
Compensation & Management Development
Environmental, Health & Safety



PETER A. RAGAUSS

Retired Senior Vice President and Chief Financial Officer, Baker Hughes

Qualifications

Mr. Ragauss retired from Baker Hughes, an oilfield services company, in November 2014, after serving eight years as Senior Vice President and Chief Financial Officer. From 2003 to 2006, prior to joining Baker Hughes, Mr. Ragauss was Controller, Refining and Marketing for BP Plc. From 2000 to 2003, he was Chief Executive Officer for Air BP. From 1998 to 2000, he was Assistant to Group Chief Executive for BP Amoco. He was Vice President of Finance and Portfolio Management for Amoco Energy International when Amoco Corporation merged with BP in 1998. Earlier in his career, from 1996 to 1998, Mr. Ragauss served as Vice President of Finance for El Paso Energy International. He held positions of increasing responsibility at Tenneco Inc. from 1993 to 1996 and Kidder, Peabody & Co. Incorporated from 1987 to 1993. He currently serves as a director of Skulte LNG, a private energy company in Latvia.

Skills, Experience, and Attributes

Corporate Governance & Public Company Board Experience, Energy Industry, Executive Leadership, Financial & Accounting, Information Technology, Marketplace Knowledge, Mergers & Acquisitions, Securities & Capital Markets

Other Current Public Company Boards
- Apache Corporation
  Audit Committee Member

Education
- MBA, Harvard Business School
- BS, Mechanical Engineering Michigan State University

INDEPENDENT

AGE
64

DIRECTOR SINCE
2016

COMMITTEES
Audit (Chair)
Governance & Sustainability



INDEPENDENT

AGE
61

DIRECTOR SINCE
2020

COMMITTEES
Audit
Environmental, Health &
Safety

ROSE M. ROBESON

Retired Chief Financial Officer, DCP Midstream LLC

Qualifications

Ms. Robeson brings 34 years of experience in the energy industry. She served as Chief Financial Officer of DCP Midstream LLC from January 2002 to May 2012. She also served as the Chief Financial Officer of DCP Midstream GP LLC, the general partner of DCP Midstream Partners, LP, from May 2012 until January 2014. Ms. Robeson previously held finance positions of increasing responsibility with Kinder Morgan, Total Petroleum, Inc. and Ernst & Young and was recognized to the "Top Women in Energy — 2014" by the Denver Business Journal.

Skills, Experience, and Attributes

Corporate Governance & Public Company Board Experience, Diversity (Gender/Ethnicity/Race), Energy Industry, Executive Leadership, Financial & Accounting, Marketplace Knowledge, Mergers & Acquisitions, Securities & Capital Markets, Strategy Development/Risk Management

Other Current Public Company Boards

- SM Energy
  Environmental, Social and Governance Committee, Compensation Committee (beginning February 2022), and Chair of the Audit Committee (until February 2022 prior to joining the Williams Audit Committee)
- Antero Midstream Corporation
  Audit (Chair), Nominating and Governance, and Conflicts Committees
- Newpark Resources, Inc.
  Audit (Chair), Compensation, and Environmental, Social and Governance Committees

Education

- BS, Accounting
  Northwest Missouri State University
- Certified Public Accountant



INDEPENDENT

AGE
69

DIRECTOR SINCE
2016

COMMITTEES
Compensation &
Management Development
(Chair)
Environmental, Health &
Safety

SCOTT D. SHEFFIELD

Director and Chief Executive Officer, Pioneer Natural Resources Company

Qualifications

Mr. Sheffield has more than 40 years of experience in the energy industry. Since February 2019, he has served as Chief Executive Officer of Pioneer Natural Resources Company, a large domestic upstream oil and gas company. Mr. Sheffield also served as Chief Executive Officer of the company from August 1997 to December 2016. From August 1999 until February 2019, he served as Pioneer Natural Resources' Non-Executive Chairman of the Board of Directors. He was President of the company from August 1997 to November 2004. Mr. Sheffield was the Chairman of the Board of Directors and Chief Executive Officer of Parker and Parsley Petroleum Company, a predecessor company of Pioneer, from January 1989 until August 1997. Mr. Sheffield joined Parker & Parsley as a petroleum engineer in 1979, was promoted to Vice President of Engineering in 1981, was elected President and a director in 1985, and became Chairman of the Board and Chief Executive Officer in 1989. Mr. Sheffield served as a director of Santos Limited, an Australian exploration and production company, from 2014 to 2017. He previously served as a director from 1996 to 2004 on the board of Evergreen Resources, Inc., an independent natural gas energy company.

Skills, Experience, and Attributes Skills, Experience, and Attributes

Corporate Governance & Public Company Board Experience, Energy Industry, Engineering & Construction, Environmental, Executive Leadership, Human Capital Management, Marketplace Knowledge, Mergers & Acquisitions, Operations, Strategy Development/Risk Management

Other Current Public Company Boards

- Pioneer Natural Resources Company

Education

- BS, Petroleum Engineering
  The University of Texas



INDEPENDENT

AGE
72

DIRECTOR SINCE
2012

COMMITTEES
Compensation & Management
Development
Environmental, Health & Safety
(Chair)

MURRAY D. SMITH
President, Murray D. Smith and Associates

Qualifications
Mr. Smith is currently President of Murray D. Smith and Associates, an energy consulting firm. Previously, he held various positions in the Canadian government. As an elected member of the Legislative Assembly of Alberta, Canada, Mr. Smith served in four different cabinet portfolios between 1993 and 2004. As Minister of Energy of Alberta from 2001 to 2004, Mr. Smith oversaw the transformation of the electricity sector into a competitive wholesale generation market and initiated the largest industrial tax reduction in the province's history. Mr. Smith served as Representative of the Province of Alberta to the United States of America in Washington, D.C., from 2005 to 2007. Prior to becoming an elected official, Mr. Smith was an independent businessman, owning a number of Alberta-based energy services companies.

Skills, Experience, and Attributes
Corporate Governance & Public Company Board Experience, Energy Industry, Energy Transition, Marketplace Knowledge, Public Policy & Government

Other Current Public Company Boards
- Surge Energy Inc.
  Compensation, Nominating & Corporate Governance (Chair) and Environment, Health and Safety Committees

Education
- BA, Economics & Political Science University of Calgary
- Notre Dame College, Saskatchewan
- London Business School, Senior Executive Programme



INDEPENDENT

AGE
65

DIRECTOR SINCE
2016

COMMITTEES
Compensation & Management
Development
Governance & Sustainability
(Chair)

WILLIAM H. SPENCE
Retired Chairman, President, and Chief Executive Officer, PPL Corporation

Qualifications
Mr. Spence retired on March 1, 2021, as Chairman of the Board of PPL Corporation, one of the largest investor-owned utility companies in the United States. He was elected Chairman in 2012. The PPL family of companies, with assets of more than $40 billion, delivers electricity and natural gas to about 10 million customers in the United States and the United Kingdom. Mr. Spence was named President and Chief Executive Officer in 2011 until his retirement in June 2020. Previously, he had 19 years of service with Pepco Holdings, Inc., where he held a number of senior management positions. Mr. Spence has served on various industry boards, including those dealing with research, cyber and physical security, the environment, and electric reliability.

Skills, Experience, and Attributes
Corporate Governance & Public Company Board Experience, Energy Industry, Energy Transition, Engineering & Construction, Environmental, Executive Leadership, Financial & Accounting, Human Capital Management, Information Technology, Marketplace Knowledge, Mergers & Acquisitions, Operations, Strategy Development/Risk Management

Other Current Public Company Boards
- Pinnacle West Capital Corporation
  Finance, Human Resources, and Nuclear and Operating Committees

Education
- MBA, Bentley College
- BS, Petroleum & Natural Gas Engineering Pennsylvania State University
- Executive Development Program University of Pennsylvania
- Nuclear Technology Program Massachusetts Institute of Technology



INDEPENDENT

AGE
68

DIRECTOR SINCE
2022

COMMITTEES
Audit
Governance & Sustainability

JESSE J. TYSON
Retired President & Chief Executive Officer, ExxonMobil Inter-Americas

Qualifications
Mr. Tyson brings 35 years of experience in the energy industry from his longstanding career with ExxonMobil Corporation. He served as Global Aviation Director from October 2008 to March 2011, President and Chief Executive Officer of Exxon Mobil Inter-Americas from October 2002 to October 2008, and Global Customer Service & Logistics Manager from January 2000 to October 2002. Previously, he held numerous management positions with ExxonMobil. Upon retirement from ExxonMobil in 2011, he became President and Chief Executive Officer of the National Black MBA Association from January 2012 to June 2018. Currently, he owns the majority interest in T&S Food Services, II, LLC, which has a stake in various restaurants and hotels.

Skills, Experience, and Attributes
Diversity (Gender/Ethnicity/Race), Energy Industry, Environmental, Executive Leadership, Human Capital Management, Mergers & Acquisitions, Operations, Strategy Development/ Risk Management

Other Current Public Company Boards
• None

Education
• MBA, The Ohio State University
• BA, Economics
  Lane College

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that all members of the Board, except our CEO, be "independent" as defined by the NYSE Listed Company Manual, and that the Board assess director independence annually. The NYSE's Listed Company Manual provides that the Board affirmatively determine that a director has no material relationship with the Company, either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. In evaluating independence, the NYSE Listed Company Manual provides that a board should broadly consider all relevant facts and circumstances and further provides that a director is not independent if he or she meets certain criteria, including specified dollar and percentage threshold amounts.

Our Governance and Sustainability Committee oversees our director nomination process and conducts a preliminary review of director independence to make recommendations to the Board. Our full Board makes the final determination of independence. Based on the evaluations performed and recommendations made by the Governance and Sustainability Committee, in February 2022, the Board affirmatively determined that each of Mr. Bergstrom, Ms. Buese, Mr. Chazen, Mr. Cogut, Mr. Creel, Ms. Doré, Mr. Muncrief, Mr. Ragauss, Ms. Robeson, Mr. Sheffield, Mr. Smith, Mr. Spence, and Mr. Tyson are independent as defined by the NYSE's Listed Company Manual. In January 2021, the Board determined Ms. Fuller was independent as defined by the NYSE's Listed Company Manual. Ms. Fuller resigned from the Board in December 2021. Mr. Armstrong is not independent because of his role as the Company's CEO.

As part of the independence evaluation and determination, the Governance and Sustainability Committee reviewed the below matters. The Board determined the matters described below occurred in the ordinary course of business and, where applicable, fell below the relevant thresholds for independence as set forth in the NYSE's Listed Company Manual. Additionally, none of these matters qualified as related party transactions as defined Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended, (the "Securities Act") and the Exchange Act.

Director	Matters Considered
Nancy K. Buese	Ordinary course business transactions with Newmont Mining Corporation.
Stephen I. Chazen	Ordinary course business transactions with Occidental Petroleum Corporation.
Charles I. Cogut	Ordinary course business transactions with Air Products & Chemicals, Inc.
Richard E. Muncrief	Ordinary course business transactions with Devon Energy Corporation; ongoing legal and tax matters, including continuing indemnification obligations between Williams and Devon Energy Corporation arising from the Company's spin off of WPX Energy, Inc.
Peter A. Ragauss	Ordinary course business transactions with Apache Corporation.
Rose M. Robeson	Ordinary course business transactions with Newpark Resources.

In addition to the NYSE's independence requirements, in January 2022, the Board determined that all the current members of our Audit Committee and our Compensation and Management Development Committee, as well as Mr. Muncrief and Mr. Tyson, satisfy the heightened independence requirements imposed by the NYSE and the SEC applicable to members of such committees. Among other considerations, the Board determined Mr. Muncrief was never an employee of The Williams Companies, Inc. or any subsidiary. Mr. Muncrief became the Chief Executive Officer of WPX Energy, Inc. after WPX Energy, Inc. was spun off from Williams.

No related party transactions required review or approval by the Governance and Sustainability Committee, its Chair, or the full Board in 2021. For a description of our process for the review of related party transactions, see the "**Corporate Governance Policies and Best Practices**" section.

BOARD LEADERSHIP

Alan S. Armstrong serves as our President and CEO, and Stephen W. Bergstrom serves as our Board Chair. Pursuant to our By-laws and our Corporate Governance Guidelines, the positions of Board Chair and CEO may be held by the same or different persons. At this time, the Board believes that having an independent Board Chair is the most appropriate Board leadership structure. The Board believes that having an independent Chair aids the Board's oversight of management and promotes communications among the Board, the CEO, and other members of senior management. In addition, having a separate Board Chair and CEO allows Mr. Armstrong to focus on his responsibilities in managing the Company. The Board retains the flexibility to revise this structure based upon its periodic assessment and review of the Company's needs and leadership.

Responsibilities of the Board Chair Include	
	Presiding over Board meetings and executive sessions of the independent directors.
	Overseeing the planning of the annual Board calendar, and, in consultation with the CEO, scheduling and setting the agendas for the Board meetings.
	Overseeing the appropriate flow of information to the Board.
	Acting as liaison between the independent directors and management.
	Assisting the chairs of the various Board committees in preparing agendas for committee meetings.
	Chairing the Company's annual meeting of stockholders.
	Performing other functions and responsibilities referred to in the Corporate Governance Guidelines or requested by the Board from time to time.



BOARD STRUCTURE AND OVERSIGHT

Our Board oversees the overall performance of the Company through the selection and oversight of the CEO and other officers and through the oversight of organizational planning, strategy, and risk-management programs, focusing on the major risks inherent in our business. The Board exercises these responsibilities through the creation and approval of governance policies and best practices, meeting regularly with and without management, and incorporating feedback received from stockholders. While the Board is ultimately responsible for risk oversight, the Board delegates some of this responsibility to one of four standing Board committees. Management also plays an important role in implementing the processes and procedures designed to mitigate risk and assisting the Board in the exercise of its oversight function.

Board of Directors

- Oversees risk management, including the process for identifying, assessing, and managing risks.

- Oversees the Company's corporate governance and the conduct of the Company's business in accordance with the highest ethical standards and in compliance with laws, regulations, and other standards.

- Oversees the CEO and other officers by assessing performance and setting compensation.

- Oversees the Company's strategic and financial plans and monitors implementation of those plans.

- Oversees succession planning for the CEO, the Board, and its committees.

Our Standing Committees as of March 17, 2022

Each standing committee has a charter adopted by the Board. The Board appoints each committee's members and chair. At each regular Board meeting, the Board receives reports on significant committee activities. The Board may additionally form ad hoc committees related to certain matters. The Board currently has one ad hoc advisory committee related to our share repurchase program.

Audit Committee

- Oversees risk management related to the engagement of our independent registered public accounting firm, our financial reporting and related internal controls, our internal audit department, and compliance related to financial matters.

Compensation & Management Development Committee

- Oversees risk management associated with our executive and equity-based compensation programs, management development and retention, general talent development and diversity and inclusion, independent director compensation, and stock ownership requirements for directors and management.

Environmental, Health & Safety Committee

- Oversees risk management relating to the environmental, health, and safety matters, including oversight of management's safety-related policies and procedures.

Governance & Sustainability Committee

- Oversees risk management related to Board and Board committee membership, governing policies, practices and procedures, officer appointments, ESG, and the Company's compliance and ethics program.

Management

- Identifies material risks.

- Creates processes and procedures to mitigate against those risks.

- Regularly evaluates the adequacy and implementation of risk mitigation processes and procedures.

- Integrates risk management into our corporate strategy.

- Regularly reports to the Board or Board committees, as applicable, regarding risk management.

- Regularly communicates with the Board regarding the Company's strategic and financial plans.

Board and Board Committee Oversight

Below are spotlights on how the Board and its committees oversee management of the Company's organizational planning, strategy, and significant risks. Please also see our "**Spotlight on Sustainability**" and "**Spotlight on Human Capital Management**" sections.


Chief Executive Officer Evaluation & Management Succession

The Board and the CEO annually collaborate to set the CEO's performance goals and objectives. The Board annually meets in executive session to assess the CEO's performance. The Board maintains a process for planning orderly succession for the CEO and, in conjunction with the Compensation and Management Development Committee, oversees the other executive officer positions and executive officer development.


Cybersecurity

We have a Chief Information Officer ("CIO") who assesses our information security and oversees our enterprise-wide cybersecurity risk management program. Our program includes, among other elements, mandatory cybersecurity training for our employees and third parties who may have access to our systems, industrial control systems that meet or exceed industry standards, and ongoing evaluation of the threat landscape. We engage external vendors to conduct annual benchmark maturity assessments on our implementation of the NIST Cybersecurity Framework and for annual penetration testing of our information technology infrastructure, and other items. We also engage with various governmental entities, as needed, in conducting external program reviews of our information security controls. The CIO meets, at least annually, with the full Board to present updates, including an analysis of our cybersecurity risk management program's strengths and weaknesses. The CIO also regularly reports to the Audit Committee.


Strategic Planning & Strategic Risk Assessment

At each regularly scheduled Board meeting, the directors meet with management to discuss and approve strategic plans, financial goals, capital spending, and other factors critical to successful performance. The Board also participates in an annual strategy session to evaluate our long-term strategy, including top risks that could affect execution of that strategy. For each top risk, management defines a tolerance and assigns a risk alignment rating. Management shares the results from the strategic risk assessment with the Board during the annual strategy session and presents the details of the strategic risk assessment to the Audit Committee.


Political Advocacy & Contributions

The Governance and Sustainability Committee annually reviews the Company's political contributions. We participate in the political process, including contributing to public policy discussions, through the lobbying efforts of our Government Affairs and Outreach department and trade associations. Political contributions that support the advancement of the Company's interests are made with both corporate contributions and from WILLCO PAC, Williams' Political Action Committee. WILLCO PAC is an independent, nonpartisan entity that raises voluntary contributions from eligible Williams employees to support candidates for congressional and state offices where permitted by law. The WILLCO PAC does not make contributions to Presidential candidates. Both WILLCO PAC's giving and our corporate political giving include bipartisan contributions to federal and state campaign committees and candidates for elected office. For two consecutive years, Williams has been recognized as a Trendsetter Company in political disclosure practices and accountability by the CPA-Zicklin Index, which benchmarks the political disclosure and accountability policies and practices for election-related spending of leading U.S. public companies.


Corporate Ethics & Compliance Program

Our Chief Ethics and Compliance Officer ("Chief Compliance Officer") oversees our ethics and compliance program (including Federal Energy Regulatory Commission compliance), our Code of Business Conduct training, and compliance with Company policies. We encourage our employees to report suspected violations of any law, regulation, or Company policy and offer several confidential mechanisms for reporting, including the Williams Business Ethics Resource Center, the Williams Action Line and our online ethics reporting site. Our Chief Compliance Officer, or his/her delegee, and the General Counsel report, as applicable, to the Audit Committee regarding Code of Business Conduct matters and calls to our ethics hotline related to accounting and auditing concerns and to the Governance and Sustainability Committee regarding all other Code of Business Conduct concerns or calls to our ethics hotline. At least annually, such persons meet with the Governance and Sustainability Committee to review the effectiveness of our corporate ethics and compliance program.

Board Oversight of ESG

- Oversees a variety of critical initiatives, including our succession planning program and top talent pipeline program, which includes metrics related to gender and ethnic diversity.
- Oversees management of ESG-related risks.

- Oversees integration of ESG in our corporate strategy (we formally incorporated ESG into our long-term strategy in 2020).
- Reviews our annual Sustainability Report prior to publication.

Committee Oversight

Governance & Sustainability Committee

- Oversees (a) the formulation of the Company's ESG strategy and policies, including the Company's engagement with its stakeholders, such as ESG-focused stockholders, suppliers, and the communities in which we operate, and (b) issues related to board leadership, ethics, and integrity, including our adherence to corporate governance best practices.
- Receives progress updates on the development of our Sustainability Report.

Audit Committee

- Discusses policies around our strategic risk assessment framework, which includes risks linked to climate change.

Environmental, Health & Safety Committee

- Monitors compliance with applicable and proposed legislation, regulations, and orders; conformance with industry standards and best practices; people health, safety, and security; environmental sustainability; process safety; asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs, including setting and reviewing key environmental and safety metrics.
- Shares oversight with the Compensation & Management Development Committee for employee health and development, including monitoring efforts to create a culture of continuous improvement in the Company's EH&S practices and efforts to develop and effectively implement EH&S systems, programs, and policies.

Compensation & Management Development Committee

- Reviews annually the succession plans related to the executive officer team, including the overall talent management process and plans to develop diverse candidates for leadership roles.
- Modifies the compensation program as needed to help attain our sustainability-related goals.
- Shares oversight with the EH&S Committee of employee health and development, including review of diversity and inclusion organizational goals, metrics, and progress and overseeing management's efforts to increase diverse representation across recruiting, retention, and career development.

Management Oversight

- Establishes process to make sure that accountability for ESG performance cascades across the organization.
- Oversees the Williams Integrated Management System, which contains operating requirements, project standards, and corporate policies to drive integrated ESG practices into our operations. The Williams Integrated Management System applies to all employees, contractors, operations, assets, projects, and offices.

ESG Director

- Helps develop and execute our ESG integration strategy.
- Engages with stockholders to understand ESG expectations and communicate our performance.
- Helps create processes and procedures to mitigate ESG-related risks.
- Reports to the Board and the Audit Committee regarding the Sustainability Report.

ESG Steering Committee

- Includes vice presidents and senior leaders from across the Company and meets monthly.
- Supports the development and implementation of sustainability initiatives across our business and provides directional feedback in preparing the Sustainability Report.

Key Focus Areas for 2021:

- ✓ **Climate Commitment**
- ✓ **ESG Operational Opportunities**
- ✓ **ESG Commercial Opportunities**
- ✓ **Investor Relations and ESG Concerns**
- ✓ **Sustainability Report production and potential enhancements in transparency**
- ✓ **Federal Government Affairs**

CORPORATE GOVERNANCE POLICIES AND BEST PRACTICES

Our Board has developed corporate governance policies and adopted best practices to guide our risk management and ensure that our core values (authentic, reliable performers, safety driven, responsible stewards) are engrained in how we do our work every day on behalf of our stakeholders. Our governing documents are available through the Investors page of our website at www.williams.com. If you prefer to receive printed copies of these documents, please send a written request to our Corporate Secretary at The Williams Companies, Inc., One Williams Center, MD 47, Tulsa, Oklahoma 74172. The information on our website is not incorporated by reference or otherwise made a part of this proxy statement.

Governing Documents and Policies

Charter & By-laws	Establishes our foundational corporate governance requirements and certain stockholder rights, including the following: • Establishing our Board with no less than 5 and up to 17 directors annually elected by a majority voting standard for uncontested elections. • Providing the process, procedures, and requirements for Board meetings. • Starting in 2013, allowing the removal of directors by stockholders with or without cause, upon a majority vote. • Giving stockholders certain rights to nominate directors and include them in any proxy materials (as described in more detail in the "**Identifying & Evaluating Director Candidates**" section).	
Committee Charters	Each standing Board committee has its own charter establishing the committee's responsibilities, the process for self-evaluation and reporting to the full Board, and requiring members be independent as defined by the NYSE. For information on each committee's duties see the "**Board Committees Section**."	
Corporate Governance Guidelines	Provides a framework for our corporate governance and addresses the operation, structure, and practice of the Board and its committees, including the following: • Establishing the Board's responsibility for the evaluation and compensation of the CEO, management succession, and at least annual review of the Company's long-term strategic plan. • Requiring all directors except the CEO to be independent as defined by the NYSE and requiring the independent directors to meet without management at each regularly scheduled meeting and have free access to Company employees. • Allowing for separation of the CEO and Board chair. • Outlining the criteria important for director candidates, including requiring consideration of candidates with a diversity of race, ethnicity, and gender. • Requiring stock ownership guidelines for directors and senior officers. • Limiting the service of our directors on publicly held company boards and investment company boards to no more than four (including our Board) and providing a retirement age for directors. The Governance and Sustainability Committee reviews these guidelines at least annually and recommends changes to the Board, as necessary.	

Governing Documents and Policies

Code of Business Conduct	Addresses, among other things, the Company's Ethics and Compliance Program, the protection of Company assets, compliance with all laws and regulations, and anti-harassment and other policies related to establishing our work environment.

Specific policies addressed in the Code of Business Conduct include:

- Equal Employment Opportunities
- Political Contributions & Conduct & Government Affairs
- Commercial Bribery
- Gifts & Entertainment
- Internal Reporting & Non-Retaliation Commitment
- FERC Rules & Regulations
- Drug & Alcohol
- Privacy with Respect to Company & Personal Property & Equipment
- Acceptable Use
- Prohibitions on Discrimination & Harassment
- Gifts Pertaining to Government & Regulator Employees
- Anti-Corruption
- Antitrust
- Workplace Violence Risk Reduction & Response
- Environmental Health & Safety
- Personal Information Privacy
- External Communication & Disclosure of Information
- Cybersecurity



The Code of Business Conduct is applicable to every Williams employee, officer, and member of our Board of Directors, including our CEO, Chief Financial Officer, and Chief Accounting Officer. The Board reviews and approves the Code of Business Conduct annually. Additionally, all employees complete annual Code of Business Conduct training, and all leaders annually acknowledge and certify to their understanding and compliance with the Code of Business Conduct.

Policies & Standards

Our Board and management have developed several other policies to help ensure the Company complies with all laws and regulations, operates with the highest ethical standards, and fosters a workplace environment where all employees feel valued and respected. Those policies include the following:

Policy on Securities Trading. Prohibits employees, including officers and directors, from engaging in short sales, hedging transactions, speculative transactions or any transactions that are designed to hedge or offset any decrease in the market value of Company securities, including common stock, debt, stock options, and other derivative or non-derivative securities related to Company stock.

Transactions with Related Persons. Establishes the process and procedures governing transactions with related parties, promoters, and certain control persons. Our written Policy and Procedures with Respect to Related Person Transactions covers any transaction or proposed transaction involving our Company and a related party that exceeds $120,000, and in which the related party had or will have a direct or indirect material interest in the transaction. Related parties include directors and director nominees, executive officers, shareholders beneficially owning more than 5% of the Company's voting securities, and the immediate family members of directors, executive officers and beneficial shareholders owning more than 5% of the Company's voting securities. The full Board, excluding the director involved directly or indirectly in the transaction, must review and approve any proposed related person transaction involving a director or the chief executive officer. The Governance and Sustainability Committee reviews proposed transactions with any other related persons, promoters, and certain control persons that would otherwise require disclosure in our SEC filings. If convening a Governance and Sustainability Committee meeting before a related party transaction occurs is impractical, the committee Chair may review the transaction alone. The Governance and Sustainability Committee, its Chair, or the Board, as applicable, may approve, in good faith, only those related person transactions that are in, or not inconsistent with, the Company's best interests and the best interests of our stockholders. For this review, considerations include the benefits of the transaction to the Company, the impact on a director's independence where applicable, the availability of comparable products or services, the transaction terms, the terms available to unrelated third parties and employees generally, and the nature of the relationship between the Company and the related party. There were no transactions that required review or approval by the Governance and Sustainability Committee, its Chair, or the full Board in 2021.



Human Rights Policy and Statement. Commits us to principles aimed at promoting, protecting, and supporting all internationally recognized human rights and to avoid complicity in human rights abuses.

Code of Business Conduct for Suppliers and Contractors. Sets the expectations for those with whom we work regarding our core values, human rights, ethics and legal compliance, asset and information protection, and environmental, health and safety matters. Additionally, the policy provides information regarding how to report any concerns or misconduct.

BOARD MEETINGS AND EXECUTIVE SESSIONS

Our Corporate Governance Guidelines require that the Board hold at least four regularly scheduled meetings each year, and that our independent directors meet in executive session, without the CEO present, at each regularly scheduled meeting. Our Board had six meetings in 2021, and our independent directors met in executive session at each of the four regularly scheduled meetings. Each director attended at least 75% of the aggregate total number of Board and applicable Board committee meetings during their time of Board service in 2021. All the directors attended the 2021 annual meeting of stockholders in accordance with our Corporate Governance Guidelines.

			Committees			
	Board	Audit	Compensation & Management Development	Governance & Sustainability	Environmental, Health & Safety	Total
Meetings in 2021	6	9	5	5	4	29

BOARD COMMITTEES

The chart below shows the composition of the committees assuming stockholders elect all nominees to the Board at the Annual Meeting.

Director	Audit	Compensation and Management Development	Governance and Sustainability	Environmental, Health and Safety
Alan S. Armstrong *CEO*				
Stephen W. Bergstrom *Board Chair*		✓	✓	
Nancy K. Buese		✓		✓
Michael A. Creel	✓			✓
Stacey H. Doré	✓		✓	
Richard E. Muncrief		✓		✓
Peter A. Ragauss	CHAIR		✓	
Rose M. Robeson	✓			✓
Scott D. Sheffield		CHAIR		✓
Murray D. Smith		✓		CHAIR
William H. Spence		✓	CHAIR	
Jesse J. Tyson	✓		✓	

CHAIR	Committee Chair
✓	Committee Member

NOTE: Richard E. Muncrief and Jesse J. Tyson were elected to the Board March 1, 2022, and neither director participated in any of the 2021 Board or committee meetings. Rose M. Robeson served on the Compensation and Management Development Committee during 2021 and moved from the Compensation and Management Development Committee to the Audit Committee on March 1, 2022.

AUDIT COMMITTEE

Chair
Peter A. Ragauss



Members
Stephen I. Chazen**
Charles I. Cogut**
Michael A. Creel
Stacey H. Doré
Vicki L. Fuller*
Rose M. Robeson***
Jesse J. Tyson***

Number of Meetings
9 meetings in 2021

Independent Directors
100%

Charter:
https://
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Charter-CURRENT.pdf

Responsibilities

☑ Standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Oversight of the Independent Auditor

☑ Engages (taking into account the stockholder vote on ratification) and oversees our independent registered public accounting firm, including review of the firm's independence, qualifications, and performance.

☑ Approves all audit and permissible non-audit services performed by the independent registered public accounting firm and related compensation.

Oversight of Financial Reporting

☑ Oversees the Company's financial reporting processes, including the integrity of our financial statements, our compliance with legal and regulatory requirements, and risk assessment and risk management.

☑ Reviews our earnings releases.

Oversight of Risk Assessment & Management

☑ Discuss with management policies related to risk assessment and risk management and the steps management has taken to monitor and control such exposure.

☑ Reviews top risks identified by the Company's strategic risk assessment process in the Committee's subject matter expertise, including categories linked to climate change.

Oversight of Internal Audit

☑ Reviews the performance of our internal audit function.

Oversight of Compliance Related to Financial Matters

☑ Oversees investigations into complaints concerning financial matters.

☑ Reviews with the General Counsel, and/or the Chief Ethics and Compliance Officer as needed, any actual and alleged violations of the Code of Business Conduct related to financial and accounting complaints.

☑ Shares oversight responsibility with the Governance and Sustainability Committee for government relations related to matters concerning numerical integrity.

Performance Evaluation & Transparency

☑ Reviews annually its charter and recommends any changes.

☑ Evaluates annually the performance of the Committee and reports the results to the full Board.

☑ Reports the activities of the Committee to the full Board at every regularly scheduled Board meeting.

☑ Approves the Report on the Audit Committee included in the annual proxy statement.

* Resigned from the Board effective December 1, 2021.
** Retiring from the Board following the Annual Meeting.
*** Joined the Audit Committee on March 1, 2022.

Independence Requirements

The Board determined that Stephen I. Chazen, Charles I. Cogut, Michael A. Creel, Stacey H. Doré, Vicki L. Fuller, and Peter A. Ragauss, comprising all of the Audit Committee during 2021, and Stephen I. Chazen, Charles I. Cogut, Michael A. Creel, Stacey H. Doré, Rose M. Robeson, and Jesse J. Tyson, who are all of the current members of the Audit Committee, meet the heightened independence requirements under the NYSE's Listed Company Manual for persons serving on audit committees.

Financial Literacy, Audit Committee Financial Experts
The Board determined that:
- all the members of the Audit Committee in 2021 and all current members of the Audit Committee are "financially literate" as defined by the NYSE Listed Company Manual; and
- all members of the Audit Committee in 2021 except for Charles I. Cogut and Stacey H. Doré, qualify as audit committee financial experts as defined by the SEC, and all of the current members of the Audit Committee except for Charles I. Cogut and Stacey H. Doré, qualify as audit committee financial experts as defined by the SEC.

No member of the Audit Committee may serve on more than three public company audit committees, including the Company's Audit Committee, unless approved by the Board. As of the date of this proxy statement, no member of the Audit Committee is serving on more than three public company audit committees.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Chair
Scott D. Sheffield



Members
Stephen W. Bergstrom
Nancy K. Buese
Richard E. Muncrief***
Rose M. Robeson*
Murray D. Smith
William H. Spence

Number of Meetings
5 meetings in 2021

Independent Directors
100%

Charter
https://
www.williams.com/wp-
content/uploads/sites/
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CURRENT-
Compensation-and-
Management-
Development-
Committee-Charter.pdf

Responsibilities

Oversight of Executive & Equity-Based Compensation

✓ Approves executive compensation philosophy, policies, and programs that align the interests of our executive officers with those of our stockholders.

✓ Oversees the material risks associated with compensation structure, policies, and programs.

✓ Assesses the results of the advisory votes on executive compensation.

✓ Recommends to the Board equity-based compensation plans.

✓ Recommends to the Board cash-based incentive compensation plans for the NEOs and other executive officers.

✓ Sets the corporate goals and objectives for compensation and evaluates the performance of the NEOs and other executives in light of those goals and objectives.

✓ Approves the NEOs' and certain other executives' compensation, including salary, incentive compensation, equity-based compensation, any other remuneration.

✓ Approves, amends, modifies, or terminates, in its settler (non-fiduciary) capacity, the terms of any benefit plan that does not require stockholder approval.

✓ Reviews and recommends for Board approval the terms of any change-in-control program.

✓ Engages and oversees any independent compensation consultant retained by the Committee and assesses any potential conflicts of interest of compensation consultants retained by management or the Committee.

Oversight of Management Development, Talent Development Across the Company and Diversity & Inclusion

✓ Along with the full Board, annually reviews succession plans relating to executive officer positions, including plans to develop diverse candidates for leadership roles. Assists with succession planning for the CEO as requested by the Board.

✓ Reviews talent management programs and processes.

✓ Reviews diversity and inclusion organizational goals, metrics, and progress, while overseeing management's efforts to increase diverse representation across recruiting, retention, and career development.

✓ Regarding ESG matters, shares oversight responsibility with the EH&S Committee for employee health and development.

Oversight of Director Compensation & Director & Executive Officer Stock Ownership

✓ Reviews annually and recommends to the Board the appropriate compensation of non-employee directors.

✓ Develops, reviews, and recommends for Board approval, and then monitors the directors' and executive officers' compliance with Williams' stock ownership policy.

Performance Evaluation & Transparency

✓ Reviews annually its charter and recommends any changes.

✓ Evaluates annually the performance of the Committee and reports the results to the full Board.

✓ Reports the activities of the Committee to the full Board at every regularly scheduled Board meeting.

✓ Reviews and discusses with management and based on the review and discussions, recommends to the Board the Compensation Discussion and Analysis required by the SEC for inclusion in the annual proxy statement and annual report on Form 10-K.

* Rotated off the Compensation & Management Development Committee on March 1, 2022.
*** Joined the Compensation & Management Development Committee on March 1, 2022.

Independence Requirements

The Board has determined that all members of the Compensation and Management Development Committee meet the heightened independence requirements under the NYSE Listed Company Manual for persons serving on compensation committees.

Additionally, members of the Compensation and Management Development Committee must meet the definition of "Non-Employee Director" included in Section 16 of the Exchange Act. In connection with its assessment of independence of each director that serves on the Committee, the Board also determined that all Committee members met the additional independence standards required by the SEC in the Exchange Act.

Compensation and Management Development Committee Interlocks and Insider Participation

During fiscal year 2021, Stephen W. Bergstrom, Nancy K. Buese, Rose M. Robeson, Scott D. Sheffield, Murray D. Smith, and William H. Spence served on the Compensation and Management Development Committee. None of these Committee members has ever been an officer or employee of the Company or any of our subsidiaries, and none has an interlocking relationship requiring disclosure under applicable SEC regulations as follows: (1) none of the Company's executive officers serve on the Board or compensation committee of a company that has an executive officer that serves on the Williams' Board or Compensation and Management Development Committee and (2) none of our Board members are executive officers of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company. On March 1, 2022, Richard E. Muncrief joined the Compensation and Management Development Committee. He has also never been an officer or employee of the Company or any of our subsidiaries and does not have an interlocking relationship requiring disclosure under applicable SEC rules. Mr. Muncrief became the Chief Executive Officer of WPX Energy, Inc. after it was spun off from Williams.

Independent Executive Compensation Advisor

The Compensation and Management Development Committee has selected and retained Frederic W. Cook & Co., an independent executive compensation consulting firm, to provide competitive market data and advice related to the CEO's compensation and incentive design; review and evaluate management-developed market data and recommendations on compensation, incentive mix, and incentive design for NEOs and certain other executives (excluding the CEO); develop the selection criteria and recommend comparator companies for executive compensation and performance comparisons; provide information on executive compensation trends and their implications to Williams; and provide competitive market data and advice on non-employee director compensation.

The Compensation and Management Development Committee evaluates the independence of Frederic W. Cook & Co., including consideration of the factors specified in Rule 10C-1 under the Exchange Act and the NYSE's Listed Company Manual, to ensure that the advisor maintains objectivity and independence when rendering advice to the Committee. Frederic W. Cook & Co. does not provide any additional services to Williams. The compensation consultant reports to the Compensation and Management Development Committee and is independent of management. The Compensation and Management Development Committee has determined that the services Frederic W. Cook & Co. provides to the Committee do not create a conflict of interest.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

Chair
Murray D. Smith



Members
Nancy K. Buese
Michael A. Creel
Vicki L. Fuller*
Richard E. Muncrief***
Rose M. Robeson
Scott D. Sheffield

Number of Meetings
4 meetings in 2021

Independent Directors
100%

Charter
https://www.williams.com/wp-content/uploads/sites/6/2019/11/2021.07.28-EHS-Committee-Charter-CURRENT.pdf

Responsibilities

Oversight of EH&S

☑ Reviews and monitors the Company's EH&S activities, including compliance with applicable and proposed legislation, regulations, and orders; conformance with industry standards and best practices; people health, safety, and security; environmental sustainability; process safety; asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs.

☑ Provide oversight for the Company's EH&S practices, including ensuring compliance with applicable legal and regulatory requirements and evaluation of ways to address EH&S matters as part of the Company's business operations and strategy.

☑ Monitors efforts to create a culture of continuous improvement in the Company's EH&S practices and efforts to develop and effectively implement EH&S systems, programs, and policies.

☑ Regarding ESG matters, share oversight responsibility with the Compensation and Management Development Committee for employee health and development.

☑ Reviews critical incidents regarding the Company's assets or operations and oversees management's monitoring and enforcement of the Company's policies to protect the health and safety of employees, contractors, customers, the public, and the environment.

☑ Makes recommendations to the Board regarding actions to be taken with respect to EH&S matters.

☑ Review and monitor significant regulatory audits, findings, orders, reports and/or recommendations issued by or to the Company related to EH&S matters.

☑ To the extent deemed advisable by the Committee, engage independent advisors to serve the Committee's needs.

Performance Evaluation & Transparency

☑ Reviews annually its charter and recommends any changes.

☑ Evaluates annually the performance of the committee and reports the results to the full Board.

☑ Reports the activities of the Committee to the full Board at every regularly scheduled Board meeting.

* Resigned from the Board effective December 1, 2021.
*** Joined the EH&S Committee on March 1, 2022.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

Chair
William H. Spence



Members
Stephen W. Bergstrom
Stephen I. Chazen**
Charles I. Cogut**
Stacey H. Doré
Peter A. Ragauss
Jesse J. Tyson***

Number of Meetings
5 meetings in 2021

Independent Directors
100%

Charter
https://www.williams.com/wp-content/uploads/sites/6/2020/04/2021.04.27-CURRENT-Governance-and-Sustainability-Committee-Charter.pdf

Responsibilities

Oversight of Board & Committee Membership

- ✓ Reviews the size, structure, and composition of the Board and its committees and recommends any changes to the Board.
- ✓ Reviews the performance of individual directors, as necessary.
- ✓ Develops and recommends director qualifications to the Board.
- ✓ Identifies and recommends director candidates to the Board, including review of any candidates recommended or nominated by stockholders.
- ✓ Conducts a preliminary review of director independence and the financial literacy and expertise of the Audit Committee members.
- ✓ Recommends assignments to the Board committees.
- ✓ Reviews our directors' current service and requests to serve on other company boards.

Oversight of Governing Policies, Practices, & Procedures

- ✓ Monitors significant developments in the regulations and practice of corporate governance.
- ✓ Reviews annually each standing committee's charter, the Corporate Governance Guidelines, and the Company's Code of Business Conduct.
- ✓ Reviews stockholder proposals and correspondence and recommends responses to such proposals or correspondence when necessary.

Oversight of Officer Appointments

- ✓ Reviews the CEO's recommendations for individuals to be officers.

Oversight of ESG

- ✓ Provides strategic oversight on the formulation of the Company's ESG strategy and policies, including the Company's engagement with stakeholders, including stockholders, suppliers and the communities in which we operate.
- ✓ Oversees issues related to Board leadership, ethics, and integrity.

Oversight of Compliance & Ethics

- ✓ Oversees and reviews risks relating to our ethics and compliance program and annually reviews Williams' policies and procedures regarding compliance with the Code of Business Conduct.

Reviews annually the implementation and effectiveness of the Company's ethics and compliance program with the General Counsel and/or the Chief Ethics & Compliance Officer, as applicable.

- ✓ Reviews transactions between Williams and related parties.

Performance Evaluation & Transparency

- ✓ Reviews annually its charter and recommends any changes.
- ✓ Evaluates annually the performance of the Committee and reports the results to the full Board.
- ✓ Oversees and assists the Board in review of its performance and reviews its own performance.
- ✓ Reports the activities of the Committee to the full Board at every regularly scheduled Board meeting.

** Retiring from the Board following the Annual Meeting.
*** Joined the Governance & Sustainability Committee on March 1, 2022.

STOCKHOLDER ENGAGEMENT

We proactively seek year-round engagement with stockholders as a cornerstone of our corporate governance practices. Ongoing and constructive dialogue helps us provide the transparency necessary to build relationships and keeps us informed on important emerging issues from our stockholders.

In 2021, engaged with institutional investment firms representing more than **50%** of our shares outstanding.

Williams Year-Round Engagement Process

Who We Engage

- Institutional Investors
- Retail Stockholders
- Sell-side Analysts
- Bond Holders
- Pension Funds
- Proxy Advisory Firms
- Rating Agencies

How We Engage

Understanding how important ESG has become for many of our investors, in January 2021, Williams hosted a virtual public ESG event, which was the first event of its kind across the midstream energy sector.

During 2021, members of our executive management team engaged in 16 investor conferences, 4 non-deal roadshows, 5 Q&A sessions and 61 conference calls. Through these stockholder outreach efforts, our executive management interacted with institutional stockholders from investment firms representing more than 50% of Williams' institutional shares outstanding. Our Board also periodically invites top institutional investors to present at our Board meetings where such representatives may share their perspective on the Company and our industry.

Other facets of our engagement program include quarterly earnings calls during which our executive management team responds to analysts' questions regarding both historical results and forward-looking information. We post presentations from investor conferences on the Investor Relations website where stockholders can also find earnings releases, sustainability reports, Williams stock information, and other financial and operational information.

We also have a dedicated Investor Relations group that receives and responds to stockholder telephone and email correspondence.

Topics Discussed

- Sustainability
- Emission Reduction Strategies/Progress
- Energy Transition
- Human Capital Management
- Financial Strategy
- Board Governance
- Succession Planning
- Executive Compensation
- Cybersecurity
- Diversity and Inclusion

Integrating Feedback

The Board and management evaluate the feedback received during our engagement with stockholders, including the voting results from our annual meeting, and integrate it into their discussions and decision-making processes, as appropriate. Our dialogue with stockholders in recent years has led to, among other things:

- Increased overall transparency as well as enhancements in our ESG reporting frameworks and sustainability metrics.
- Refinement of our executive compensation practices with the incorporation of environmental performance metrics into our annual incentive program.
- Guidance of our capital allocation, including the launch of a share repurchase program in the Fall of 2021.
- Reinforcement of our efforts to refresh and diversify our Board and employee base.

Communicating with Our Directors

Any stockholder or other interested party may communicate with our directors, individually or as a group, by contacting our Corporate Secretary or Board Chair. The contact information is maintained through the Investors page on our website, www.williams.com, and is as follows:

Attn: Board Chair
The Williams Companies, Inc.
One Williams Center, MD 49
Tulsa, Oklahoma 74172

Attn: Corporate Secretary
The Williams Companies, Inc.
One Williams Center, MD 47
Tulsa, Oklahoma 74172

SPOTLIGHT ON SUSTAINABILITY

We consider stakeholders in our everyday actions, and we approach issues surrounding sustainability with the mindset that, while our core competencies include the safe gathering and transportation of natural gas, our business is about people: our customers, our employees, and our communities. We understand the direct link between sustainable business operations, corporate stewardship, and long-term financial success.

By integrating ESG practices throughout the Company and into our corporate DNA, we hold ourselves accountable through transparent interactions with customers, employees, and stockholders. As a midstream energy sector leader, we believe we can successfully sustain and evolve our reliable operations as the world moves to a low carbon future, while also helping our customers and stakeholders find low-cost solutions to meet their climate goals.

GOAL:

56%↓

Absolute reduction in Company-wide Scope 1 and Scope 2 greenhouse gas emissions by 2030 vs 2005 level, working toward net zero carbon emissions by 2050.

Path to Net Zero Strategy



Reliable Operations

Connecting the best natural gas supplies to the lowest cost markets to maximize transportation efficiency, improve cost-effectiveness and significantly reduce emissions.

Improving Emission Reduction Technology

Funding and participating in research related to emissions detection, quantification, and reduction technologies.

New Clean Energy Ventures

Exploring and implementing clean energy opportunities, including renewable natural gas, solar energy, hydrogen, and carbon capture and storage.

Peer Collaboration

Collaborating with peer companies through key industry initiatives and trade organization involvement to uncover and implement innovative best practices.

Commitment to Addressing Global Climate Change

Advocating for sound, actionable energy and climate change policies.

 **Reliable Operations**

Connecting the best natural gas supplies to the lowest cost markets to maximize transportation efficiency, improve cost-effectiveness and significantly reduce emissions.

Natural gas is one of the most powerful and mature tools in accomplishing emissions reduction goals quickly, both domestically and internationally. Williams is a leading infrastructure provider connecting the most prolific supplies of natural gas to markets with growing demand. Our climate strategy provides immediate, practical, and affordable solutions for reducing emissions by providing cleaner natural gas to displace electricity generated from oil and coal. Natural gas is also critical to supporting the scaling of renewable energy to the power grid in large volumes. Key considerations to our successful implementation of this strategy are the following:

Environmental Protection

Of climate related practices in our business practices and corporate strategy.

Maintaining Robust Reliability

In our future plans and contingencies to prevent supply disruption to our customers and keep costs low for energy consumers, including a focus on pipeline integrity and maintenance, cybersecurity, and safety.

Pursue Methane Emission Reductions

Through leak detection and repair, process improvements, and modernizing our facilities.

Community Collaboration

Working with a wide range of stakeholders in a constructive manner to address regulatory, political, and community concerns to facilitate the construction of important infrastructure expansions.



Improving Emission Reduction Technology

Funding and participating in research related to emissions detection, quantification, and reduction technologies.



New Clean Energy Ventures

Exploring and implementing clean energy opportunities, including renewable natural gas, solar energy, hydrogen, and carbon capture and storage.

In 2021, we launched New Energy Ventures, a business development group focused on commercializing innovative technologies, markets, and business models. New Energy Ventures collaborates with talent across Williams to evaluate and implement projects to grow our clean energy business.

Guiding Principles for Prioritizing Our Areas of Focus and Investment

Achieve carbon reductions for ourselves, our customers and partners.

Target opportunities where our midstream competencies provide strong competitive advantages.



Create economic value with actionable investments.

Provide scalable options for the future.

New Energy Venture Projects

Low Carbon Gas Product Offering

✓ Working with both upstream and downstream customers and partners to offer products like responsibly sourced gas and carbon offset natural gas.

Solar Program

✓ Developing 15 solar projects generating clean energy to reduce utility demand at current and future facilities.

Renewable Power Transmission and Generation Program

✓ Partnering with renewable energy developers to bring Williams' infrastructure-focused expertise to support projects.

Corporate Ventures Program

✓ Exploring investments in innovation to enable a low carbon future.

Renewable Natural Gas ("RNG")

✓ Constructing new interconnects and investing in projects to expand RNG production and transportation.

Hydrogen Development Program

✓ Leading efforts to develop H2 infrastructure, production, and opportunity to blend into natural gas pipelines

Clean Energy Hub Partnerships

✓ Integrating renewable and other low carbon technologies into existing infrastructure to drive production and delivery of clean molecules at scale.

Carbon Markets Program

✓ Optimizing carbon attributes to achieve emissions goals and create additional revenue opportunities.



Peer Collaboration

Collaborating with peer companies through key industry initiatives and trade organization involvement to uncover and implement innovative best practices.

Commitment to Addressing Global Climate Change

Advocating for sound, actionable energy and climate change policies.

The scale of the global climate challenge requires all stakeholders to work together to innovate and develop the needed infrastructure. We are engaging with customers, industry partners, and governments to collaborate on ideas and opportunities to accelerate our clean energy future. Some of our recent initiatives include:

Industry Wide Initiative

Co-chairing an initiative with the Energy Infrastructure Council to launch a midstream energy sector reporting template for presenting sustainability metrics in a transparent and comparable way.



ONE Future Membership

Committing to the ONE Future membership target to reduce methane emissions in the natural gas supply chain to 1% by 2025.



REDUCTION TO

1%

methane emissions

Renewable Technology

Signing a memorandum of understanding with Ørsted to identify ways to leverage Ørsted's renewable and hydrogen expertise with Williams' natural gas infrastructure and processing experience to co-develop hydrogen or synthetic natural gas facilities powered by renewable energy.

Industry Partnerships

Greentown Labs Houston

Ørsted

Natural Gas Star Program

Our Nation's Energy Future Coalition, Inc. (ONE Future)

The Environmental Partnership

Trade Associations

Colorado State's Methane Emissions Technical Evaluation Center

Energy Infrastructure Council

League of Conservation Voters

Pipeline Research Council International

and Coalitions

Clean Hydrogen Future Coalition

Renewable Natural Gas Coalition

Zero Carbon Hydrogen Coalition

It is one thing to talk about creating a cleaner future—it's another to act on it. Williams was the first North American midstream company to establish a climate commitment, and we are leading the way for stakeholders to hold us accountable.

Milestones

2019

JUN

Reinitiated Disclosures with 2018 Sustainability Report

Joined ONE Future Coalition

DEC

Alan Armstrong chairs National Petroleum Council Study on Evolving Energy Infrastructure

2020

MAY / JULY

Announced Solar Project Initiative

2019 Sustainability Report Published

OCT / NOV

Connected 6th RNG Interconnection

Joined RNG Coalition

Added to Dow Jones Sustainability North America

AUG

First North American midstream company to announce a comprehensive climate commitment

DEC

Alan Armstrong Co-Chairs the Energy Infrastructure Council to produce a midstream reporting template for ESG

2021

JAN / FEB

Williams Virtual ESG Event

Williams joins Greentown Labs Houston as the first midstream partner to support cleantech entrepreneurship

JUN

Signed Memorandum of Understanding with Microsoft for Clean Energy Collaboration, transforming networks through digital tech and innovation

Launched New Energy Ventures Team

MAR / MAY

Joined Clean Hydrogen Future Coalition

Submitted grant application to study Williams Wyoming Energy Hub

JUL / SEP

Connected 7th RNG Interconnection

2020 Sustainability Report Published

Awarded grant for feasibility study to evaluate green hygrogen plant

Signed a Memorandum of Understanding with Ørsted to explore hydrogen and renewable projects


Awarded Grant for Feasibility Study to Evaluate Green Hydrogen Plant
DANGER

Transparency

In 2018, we began republishing our Sustainability Report, which can be found on our website www.williams.com, the contents of which are not incorporated herein by reference. In 2020, we conducted a second materiality assessment to prioritize sustainability topics that matter most to us and our stakeholders.



2020
Sustainability Report

The outcome of this assessment resulted in eight material topics:

- Public Perception
- Public Policy
- Workforce Health & Safety
- Diversity & Inclusion
- Employee Attraction, Retention & Development
- Climate Change
- Operational Greenhouse Gas Emissions
- Pipeline Safety

The 2020 Sustainability Report focuses on these eight topic areas and references the Sustainability Accounting Standards Board ("SASB"), Task Force on Climate-related Financial Disclosures ("TCFD"), and the United Nations Sustainable Development Goals ("SDGs"). The report was also prepared in accordance with the GRI Standards: Core option. Additionally, in 2021, we conducted independent third-party limited assurance for select 2020 greenhouse gas emissions, pipeline integrity, and safety data. Williams' internal audit also agreed metrics to supporting documentation and verified there was evidence of review.

Recognition



CDP
DISCLOSURE INSIGHT ACTION

We earned a B rating from the CDP, higher than the Oil & Gas Storage and Transportation sector B- average and North America regional C average. As of Dec. 7, 2021.

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

Our ranking jumped from the top 7% to **No. 1 in our peer group** retaining our position on the DJSI North America Index, and propelling our inclusion as the only U.S. energy company in the 2021 DJSI World Index. As of Nov. 12, 2021.



MSCI ESG RATINGS BBB
CCC | B | BB | BBB | A | AA | AAA

MSCI assigned us a BBB rating, which is an improvement over our BB rating last year. As of May 2021.



S&P Global Platts

2021 Award of Excellence – Midstream for continued focus on ESG matters.



SUSTAINALYTICS
a Morningstar company

Sustainalytics ranked us in the **top 4% in our peer group**. As of June 1, 2021.

**The use by Williams of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Williams by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.*

SPOTLIGHT ON HUMAN CAPITAL MANAGEMENT

Our employees are instrumental in our mission to safely deliver products that fuel the clean energy economy. Williams employs nearly 5,000 people across the United States and supporting each of them in their professional and personal lives is key to our success as a company. We remain focused on creating a safe, inclusive, and authentic workplace where employees feel valued, heard, and respected for their contributions. Management regularly reports to the Board and its Compensation and Management Development Committee on human capital matters, including diversity and inclusion ("D&I"), employee training and development, talent acquisition initiatives, and compensation and benefits programs. Our full Board annually reviews our succession planning program and top talent program. Our EEO-1 Survey Data is located in our inaugural Diversity and Inclusion Report published on our website, www.williams.com, the contents of which are not incorporated herein by reference.

 **Diversity & Inclusion**

We believe that D&I fosters innovation and collaboration, brings out the best in our people, and drives business success. We are continuing to embed D&I in our daily culture through leadership accountability, employee education, workplace practices, and proactive allyship, including:

- Promoting an active D&I Council that provides input and makes decisions on our D&I strategies and reviews enterprise D&I metrics quarterly. Our CEO chairs the D&I Council, which includes all members of the executive officer team, organizational and operational leaders, and individual employees selected via a self-nomination process.
- Requiring leaders to take the baseline D&I training course, Lead with Inclusion, which includes Inclusive Communication and Managing Diverse Teams Inclusively.
- Supporting D&I at the top of our organization as evidenced by our CEO signing the CEO Action for D&I Coalition.
- Engaging employees regarding D&I, including Quarterly Candid Conversations and 10 active employee resource groups.
- Creating and publishing a Diversity & Inclusion Report to define what D&I means at Williams, share key metrics and trends, be transparent about opportunities for improvement and communicate forward-looking D&I goals.
- Recognizing both an outstanding leader and an individual contributor with an internal D&I Award who create an inclusive environment where employees feel respected, valued, and comfortable bringing their authentic selves to work each day.

 **Training & Development**

We offer robust corporate and technical training programs coupled with strong employee engagement to support the professional development of our employees, including:

- Baseline development programs for all employees including Employee Essentials and Leadership Essentials required for all new leaders.
- Supplemental training including LinkedIn Learning, Safety Leadership, Operations Technician Development, Exploring Leadership, Leader and the Law, as well as additional safety and regulatory content.
- Robust Succession Planning Program and Top Talent Pipeline Program, including metrics on gender and ethnic diversity. Both programs are reviewed annually with the Board.

 **Talent Acquisition**

Our strategic and operational results rely on attracting the best talent in the industry. Key initiatives in recent years have focused on an inclusive hiring process, including:

- Enhanced talent acquisition efforts with strategic partnership schools (universities, technical schools, and historically black colleges and universities), including comprehensive strategic giving strategy for these partnership schools.
- Masked candidate screening.
- Improved job description to be more inclusive of diverse candidates.
- Aligned interview guides to Williams' Core Competencies and inclusive of D&I focused questions.

 **Compensation & Benefits**

Our retention efforts also include a leading benefits package, which includes:

- Providing comprehensive health and group benefits including paid parental leave, wellness, and employee assistance programs.
- Delivering competitive retirement benefits with more than 95% of employees saving for retirement and all employees receiving company retirement contributions.
- Structuring compensation around our pay for performance philosophy.
- Conducting annual pay equity analysis.

BOARD EVALUATION PROCESS

The Board and each of its standing committees conduct annual evaluations and self-assessments as follows:



Committee Evaluation & Assessment

- An internal survey is circulated to our directors during the fourth quarter of every year.
- The Survey focuses on areas critical to committee effectiveness including:
  - Meeting Effectiveness
  - Committee Chair Effectiveness
  - Director Preparation
  - Overall Committee Effectiveness

Board Evaluation & Assessment

- An internal survey is circulated to our directors during the fourth quarter of every year.
- The Survey focuses on areas critical to Board effectiveness including:
  - Individual Director Responsibilities
  - Board Role/Duties & Preparation
  - Board Preparation, Meetings & Agendas
  - Board Chair Effectiveness
  - Board Organization

Incorporating Feedback

- Survey results are collected, analyzed, and presented in the aggregate to all directors and include a comparison to the previous year's survey results.
- Survey results are discussed at the Board meetings during the first quarter of the year.

The Governance and Sustainability Committee oversees the evaluation process, including reviewing the effectiveness of the evaluation process. In addition, the Governance and Sustainability Committee annually evaluates the following:

- The size, structure, and composition of the Board.
- The skills, experience, and attributes currently represented on the Board.
- The skills, experience, and attributes that the Board will find valuable in the future based on the Company's current situation and strategic plans.
- The trends and feedback regarding prior year board evaluations and self-assessments.

This assessment helps the Governance and Sustainability Committee determine which director candidates to nominate to fill a Board vacancy or to propose for election at the annual meeting based on the skill and experience sought in the Board as a whole and in individual directors. See also the "**Identifying & Evaluating Director Candidates**" section.

The Governance and Sustainability Committee also (1) reviews the size and composition of each Board committee to make committee composition recommendations, (2) assesses the adequacy of each Board committee's charter, and (3) evaluates the effectiveness of the Board committee structure, operations, and reports to the Board. The Governance and Sustainability Committee may also evaluate each director's individual performance on an as needed basis.

DIRECTOR COMPENSATION

All non-employee directors receive both an annual cash retainer and an annual grant of time-based RSUs for their service on the Board totaling $275,000. The below table sets forth the breakdown of payments to our non-employee directors as follows:

Type of Payment	Amount Paid	Terms of Payment
Annual Cash Retainer	$110,000	Paid in quarterly installments.
Annual Equity Retainer (RSU)	$165,000	Paid annually on the date of the annual meeting and deferred until the director's retirement from the Board. Dividend equivalents on the RSUs are reinvested until distribution.

Directors who perform additional leadership roles receive the following compensation:

Leadership Role	Type of Payment	Amount Paid	Terms of Payment
Non-Executive Board Chair	Annual Equity Retainer (RSU)	$200,000	Paid annually on the date of the annual meeting and deferred until the director's retirement from the Board. Dividend equivalents on the RSUs are reinvested until distribution.
Audit Committee Chair	Annual Cash Retainer	$ 30,000	Paid in quarterly installments.
Compensation & Management Development Committee Chair	Annual Cash Retainer	$ 20,000	Paid in quarterly installments.
Environmental, Health & Safety Committee Chair	Annual Cash Retainer	$ 20,000	Paid in quarterly installments.
Governance and Sustainability Committee Chair	Annual Cash Retainer	$ 20,000	Paid in quarterly installments.

The non-employee director compensation program has not changed since 2017 and remained unchanged for the 2021-2022 fiscal year.

Non-employee directors generally receive their compensation for a fiscal year beginning on the date of the annual stockholders meeting. The following table shows how compensation is paid to individuals who become non-employee directors after the annual meeting. In this case, the equity retainer would be paid the first of the month following appointment and the cash retainers will be paid on the scheduled quarterly payment dates.

An individual who became a non-employee director	but before	will receive
after the annual meeting	August 1	full compensation
on or after August 1	the next annual meeting	pro-rated compensation

Non-employee directors are reimbursed for expenses (including costs of travel, food, and lodging) incurred in attending Board, committee, and stockholder meetings. Directors are also reimbursed for reasonable expenses associated with other business activities, including participation in director education programs. In addition, Williams pays premiums on directors' and officers' liability insurance policies.

Like all Williams employees, directors are eligible to participate in the Williams Matching Grant Program for eligible charitable organizations and the United Way Program. The maximum matching contribution in any calendar year is $10,000 for a participant in the Matching Grant Program and $25,000 for a participant in the United Way Program.

Director Compensation for Fiscal Year 2021

The compensation earned by each director for 2021 service is outlined in the following table:

Name	Fees Earned or Paid in Cash[1]	Fees Earned or Paid in Stock[2]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[3]	Total
Stephen W. Bergstrom	$110,000	$364,989	$—	$—	$—	$25,000	$499,989
Nancy K. Buese	110,000	164,994	—	—	—	—	274,994
Stephen I. Chazen	110,000	164,994	—	—	—	25,000	299,994
Charles I. Cogut	110,000	164,994	—	—	—	11,000	285,994
Michael A. Creel	110,000	164,994	—	—	—	—	274,994
Stacey H. Doré[4]	128,333	233,740	—	—	—	—	362,073
Vicki L. Fuller[5]	110,000	164,994	—	—	—	11,989	286,983
Peter A. Ragauss	140,000	164,994	—	—	—	10,000	314,994
Rose M. Robeson[4]	137,500	247,485	—	—	—	—	384,985
Scott D. Sheffield	130,000	164,994	—	—	—	—	294,994
Murray D. Smith	130,000	164,994	—	—	—	—	294,994
William H. Spence	130,000	164,994	—	—	—	10,000	304,994

(1) The fees paid in cash are itemized in the following chart:

Name	Annual Cash Retainer Including Service on Two Committees	Audit Committee Chair Retainer	Compensation & Management Development Committee Chair Retainer	Governance & Sustainability Committee Chair Retainer	Environmental, Health, & Safety Committee Chair Retainer	Total
Bergstrom	$110,000	$ —	$ —	$ —	$ —	$110,000
Buese	110,000	—	—	—	—	110,000
Chazen	110,000	—	—	—	—	110,000
Cogut	110,000	—	—	—	—	110,000
Creel	110,000	—	—	—	—	110,000
Doré[4]	128,333	—	—	—	—	128,333
Fuller[5]	110,000	—	—	—	—	110,000
Ragauss	110,000	30,000	—	—	—	140,000
Robeson[4]	137,500	—	—	—	—	137,500
Sheffield	110,000	—	20,000	—	—	130,000
Smith	110,000	—	—	—	20,000	130,000
Spence	110,000	—	—	20,000	—	130,000

(2) Awards were granted under the terms of the 2007 Incentive Plan and represent time-based RSUs. Amounts shown are the grant date fair value of awards computed in accordance with FASB ASC Topic 718. The assumptions used to value the stock awards can be found in our Form 10-K for the year-ended December 31, 2021.
(3) All other compensation includes matching contributions paid in 2021 made on behalf of the Board to charitable organizations through the Matching Grants Program or the United Way Program. It is possible for Directors to make charitable contributions at the end of the year that are not matched by the Company until the following year.
(4) Ms. Doré and Ms. Robeson were appointed to the Board on January 6, 2021 and December 10, 2020, respectively. The pro-rata payment for their service in the third quarter of the 2020 — 2021 fiscal year was paid in early 2021.
(5) Ms. Fuller resigned from the Board effective December 1, 2021.

Outstanding Awards as of Fiscal Year End 2021

The aggregate number of stock options and stock awards held by directors outstanding as of December 31, 2021, is as follows:

Name	Number of Shares or Units of Stock Outstanding	Number of Securities Underlying Unexercised Options Exercisable
Bergstrom	94,011	—
Buese	32,414	—
Chazen	39,926	—
Cogut	42,936	—
Creel	39,926	—
Doré	10,662	—
Fuller[1]	—	—
Ragauss	39,926	—
Robeson	11,594	—
Sheffield	39,926	—
Smith	63,118	—
Spence	45,617	—

(1) Ms. Fuller resigned from the Board effective December 1, 2021, and her stock awards distributed upon resignation.



AUDIT MATTERS

PROPOSAL 2: RATIFY THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022.

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the Company's independent, registered public accounting firm. At a meeting held on January 31, 2022, the Audit Committee selected Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit our financial statements for the fiscal year ending December 31, 2022. The Audit Committee considered several factors in selecting EY, including the following:

- Professional Qualifications
- Past Performance
- Disruption from Auditor Change
- Industry Expertise
- Tenure
- Resources and Capabilities
- Independence

EY was our independent registered public accounting firm for the 2021 fiscal year and has been our independent auditor since 1962. EY's deep institutional knowledge supports an effective and efficient audit process and enhances responsiveness to material transactions or other changes within the Company. The Audit Committee believes that the appointment of EY as our independent registered public accounting firm is in the best interests of our stockholders.

A representative of EY will attend the virtual Annual Meeting and will be available to respond to appropriate questions. Although EY has indicated that no statement will be made, an opportunity for a statement will be provided. Stockholder approval of the appointment of EY is not required, but the Audit Committee and the Board are submitting the selection of EY for ratification to obtain our stockholders' views. If a majority of the stockholders do not ratify the selection of EY as the registered public accounting firm to audit our financial statements for the fiscal year 2022, the Audit Committee and the Board will consider the voting results and evaluate whether to select a different independent auditor.

The Audit Committee has established best practices and policies to oversee our independent registered public accounting firm, including the following:

- Approve and oversee the fees associated with independent auditor's audit of our financial statements.
- Pre-approve all audit and non-audit services provided by independent auditor.
- Interview and help select the independent registered public accounting firm's lead engagement partner after every five-year rotation.
- Regular meetings with the independent auditor, including executive sessions without management present.
- At least annually, evaluate the independent auditor's qualifications and performance, including obtaining and reviewing a report by the independent auditor describing its internal quality-control procedures, any material issues raised by recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding independent audits handled by the independent auditor.
- At least annually, evaluate the independent auditors' independence, and obtain and review a report by the independent auditor describing any relationships with the Company or individuals in financial reporting oversight roles that may reasonably be thought to bear on independence.
- Review and discuss with the independent auditors any matters required to be discussed by prevailing audit standards, including any difficulties encountered while performing their audit work.

The process for approval of EY's services, includes the following steps:

1. On an ongoing basis, our management presents specific projects and categories of service to the Audit Committee to request advance approval.
2. The Audit Committee reviews those requests and determines whether to approve the engagement of EY.
3. Our management reports to the Audit Committee on a periodic basis the actual spending for such projects and services compared to the approved amounts.

The Audit Committee may also delegate the authority to pre-approve audit and permitted non-audit services, excluding services related to the Company's internal controls over financial reporting, to a subcommittee of one or more committee members, provided that any such pre-approvals are reported at a subsequent Audit Committee meeting. In 2021 and 2020, all of EY's services were pre-approved by the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for professional services provided by our independent registered public accounting firm for each of the last two fiscal years were as follows:

	2021 (millions)	2020 (millions)
Audit Fees	$ 8.3	$6.4
Audit-Related Fees	1.7	0.9
Tax Fees	.6	0.2
All Other Fees	0.4	0.4
Total	$11.0	$7.9

Audit fees include fees associated with the annual audits of all of our registrants for SEC and Federal Energy Regulatory Commission reporting purposes, the reviews of our quarterly reports on Form 10-Q, the audit of internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002, and services performed in connection with other SEC filings. Audit-related fees include audits of employee benefit plans and services performed for other compliance purposes. Tax fees include tax planning, tax advice, and tax compliance. EY does not provide tax services to our executives. Fees for 2021 include work related to our enterprise financial systems implementation and acquisition-related work.

The Board unanimously recommends that stockholders vote "FOR" the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.

Audit Committee Report

The Audit Committee oversees Williams' financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Audit Committee meets separately with management, the internal auditors, the independent auditors, and the General Counsel. The Audit Committee operates under a written charter approved by the Board, a copy of which is available on our website at www.williams.com. The charter, among other things, provides that the Audit Committee has full authority to appoint, oversee, compensate, evaluate, and terminate when appropriate, the independent auditor. In this context, the Audit Committee:

• Reviewed and discussed the audited financial statements in Williams' annual report on Form 10-K with management.

• Discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, including the critical audit matters addressed during the audit and the Company's financial reporting process and the effectiveness of the Company's internal accounting controls.

• Received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence.

• Discussed with Ernst & Young LLP its independence from management and Williams.

• Based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2021 for filing with the SEC.

By the members of the Audit Committee of the Board as of February 28, 2022:

Audit Committee of the Board of Directors
Peter A. Ragauss, Chair
Stephen I. Chazen
Charles I. Cogut
Michael A. Creel
Stacey H. Doré

EXECUTIVE COMPENSATION MATTERS

PROPOSAL 3: APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

We request our stockholders' non-binding, advisory vote on our NEO compensation as disclosed, in accordance with the SEC's rules, in this proxy statement. This proposal is commonly known as a "say-on-pay" proposal.

As discussed in the "**Compensation Discussion and Analysis**" section as well as in the tables in the "**Compensation Discussion and Analysis**" section, our compensation programs are designed to attract and retain the talent needed to drive stockholder value and help each of our businesses meet or exceed financial and performance targets. Our compensation programs are intended to reward our NEOs for successfully implementing our strategy to grow our business and create long-term stockholder value. We believe our programs effectively link executive pay to the financial performance of the Company while also aligning our NEOs with the interests of our stockholders. The following are some key points that demonstrate our commitment to aligning pay to performance:

- The significant majority of NEO target compensation is provided in the form of long-term equity awards, ensuring pay is aligned with stockholders and linked to the performance of our Company's common stock;

- Performance-based RSU awards are measured by Return on Capital Employed ("ROCE") and Available Funds from Operations ("AFFO") per share, with relative Total Shareholder Return ("TSR") as a modifier. This focuses on our commitment to improve ROCE performance, cash generation and strong stock price performance in relation to our comparator group of companies to deliver the targeted number of RSUs to our NEOs upon vesting; and

- Our 2021 Annual Incentive Program aligns 2021 payments to actual performance on pre-established targets effectively linking the Company's financial and ESG performance to NEO pay.

We are seeking our stockholders' support for our NEO compensation as detailed in this proxy statement. This proposal conforms to SEC requirements and seeks our stockholders' views on our NEO compensation. It is not intended to address any specific element of compensation, but rather the overall compensation provided to our NEOs including our pay philosophy, our pay principles, and pay practices as described in this proxy statement. The Board asks that you vote "**FOR**" the following resolution:

RESOLVED, that the stockholders of The Williams Companies, Inc. (the "Company") approve, on an advisory basis, the executive compensation of the Company's named executive officers as disclosed within this proxy statement pursuant to the compensation disclosure rules of the Securities Exchange Act of 1934, as amended (Item 402 of Regulation S-K), which includes the Compensation Discussion and Analysis, the compensation tables, and any related narrative discussion contained in this proxy statement.

Because your vote is advisory, it will not be binding on the Board and will not overrule any decision by the Board or require the Board to take any action. However, the Board will take into account the outcome of the vote when considering future executive compensation decisions for NEOs. We currently conduct annual advisory votes on executive compensation, and we expect to conduct the next advisory vote at our 2023 annual meeting of stockholders.

The Board unanimously recommends that stockholders vote "FOR" the proposal to approve, on an advisory basis, the compensation of our named executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis ("CD&A") provides a detailed description of the objectives and principles of Williams' executive compensation programs. It explains how compensation decisions are linked to performance as compared to the Company's strategic goals and stockholder interests. Generally, Williams' executive compensation programs apply to all officers; however, this CD&A focuses on the Named Executive Officers ("NEOs") for the Company for the 2021 fiscal year. The Company's NEOs for the 2021 fiscal year are Mr. Armstrong, Mr. Dunn, Mr. Zamarin, Mr. Chandler, and Mr. Bennett:

    

Alan S. Armstrong
President and
Chief Executive Officer

Micheal G. Dunn
EVP, Chief Operating
Officer

Chad J. Zamarin
SVP, Corporate
Strategic Development

John D. Chandler
SVP, Chief Financial
Officer

Walter J. Bennett
SVP, Gathering &
Processing

We seek stockholder support on our executive compensation pay programs annually. In 2021, our stockholders supported our programs with 94.50 percent "for" votes. Our compensation programs continue to evolve, and certain changes were made in 2021 and 2022. In 2021, we engaged with institutional investment firms representing more than 50 percent of our outstanding shares of Williams common stock, providing the opportunity to discuss human capital management and our compensation programs. We address our compensation program design and the strong linkage between pay and performance throughout this document. While we made certain changes to our programs, none should be viewed as a direct result of the Say on Pay vote result.

OUR COMMITMENT TO PAY FOR PERFORMANCE

Pay for Performance

We design our compensation programs to support our commitment to performance. In 2021, at target, 78 percent or more of a NEO's annual target compensation is variable based on our company performance.



At target,

78 percent

or more of NEO
compensation is
linked to
performance

2021 BUSINESS OVERVIEW

Our reliable earnings, healthy balance sheet and strong operational performance produced outstanding results in 2021 as demonstrated in the following table and narrative. This also produced strong results in our Annual Incentive Program and performance-based RSUs demonstrating our alignment between pay and performance. The table details our 2021 performance and compounded annual growth rates ("CAGR") for Adjusted EBITDA, Adjusted Earnings Per Share, Available Funds from Operations ("AFFO"), Return on Capital Employed ("ROCE"), and Net Debt/ Adjusted EBITDA. We also provide information highlighting our leading ESG-related progress. Additionally, the Company has exceeded the midpoint of our guidance to the market for Adjusted EBITDA in each of the four most recently completed calendar years.



Growing Our Key Financial and Operational Metrics While Also Reducing Leverage

PERFORMANCE SUMMARY

Adjusted EBITDA

2019	$ 5.015 B
2020	$ 5.105 B
2021	$ 5.635 B

2019-2021 CAGR [2] 6.0% ↑ ☑

Adjusted Earnings Per Share

2019	$ 0.99
2020	$ 1.10
2021	$ 1.36

2019-2021 CAGR [2] 17.2% ↑ ☑

Available Funds from Operations

2019	$ 3.611 B
2020	$ 3.638 B
2021	$ 4.073 B

2019-2021 CAGR [2] 6.2% ↑ ☑

ROCE [1] (Return on Capital Employed)

2019	7.1%
2020	7.4%
2021	8.6%

2019-2021 CAGR [2] 10.1% ↑ ☑

Net Debt to Adjusted EBITDA

2019	4.39 x
2020	4.35 x
2021	3.90 x

2019-2021 CAGR [2] -5.7% ☑

Only U.S. Energy Company in the Dow Jones World Sustainability Index

Note: *This table contains non-GAAP measures. A reconciliation of these non-GAAP financial measures to their nearest GAAP comparable financial measure is included in the appendix.*

(1) Return on Capital Employed (ROCE) is Adjusted EBITDA, less included depreciation and amortization, divided by the sum of the average balances of Investments, Property, plant, and equipment – net, and Intangible assets – net.

(2) CAGR is compound annual growth rate.

ESG Recognition:

Williams was the first midstream company to announce a climate commitment, setting a near-term goal of 56% absolute reduction in company-wide greenhouse gas emissions by 2030 which will place the company on a positive trajectory to be net zero carbon emissions by 2050. 2021 produced more ESG-related recognition including:

- Ranked #1 in peer group and the only U.S. energy company in the Dow Jones Sustainability World Index while also being retained in the North American Index.

- Winner of S&P Global Platts 2021 Award of Excellence for leadership in progressive clean energy initiatives.

- S&P Global Sustainability Yearbook medal recipient and industry mover.

- CDP issued a B rating for our commitment to transparency and governance around climate change, ranking above the sector and regional averages.

- Sustainalytics, a Morningstar company, issued Williams ESG Risk Rating placing us in the top 4 percent of our industry segment.

- MSCI upgraded our ESG Rating to a BBB illustrating our ongoing emphasis on ESG developments.

Additional meaningful 2021 business updates include:

Sequent Acquisition:

In 2021, we completed the Sequent acquisition. Sequent focuses on risk management and the marketing, trading, storage, and transportation of natural gas for a diverse set of natural gas utilities, municipalities, power generators, and producers, and moves gas to markets through transportation and storage agreements on strategically positioned assets, including along our Transco system. The addition of Sequent complements our current geographic footprint of our core pipeline transportation and storage business and is expected to enhance our gas marketing capabilities and expand the suite of services we can provide to our existing midstream customers.

Upstream Joint Ventures:

- In the third quarter of 2021, we cross-conveyed certain of our oil and gas properties in the Wamsutter field to a venture along with certain oil and gas properties cross-conveyed by a third-party operator in the region. The combined properties consist of over 1.2 million net acres and an interest in over 3,500 wells. Under the terms of the agreement, our partner owns a 25 percent undivided interest in each well's working interest percentage, and we own a 75 percent undivided interest in each well's working interest percentage.

- In August 2021, we agreed to sell 50 percent of certain of our existing wells and wellbore rights in the South Mansfield area of the Haynesville Shale region to a third party, in a strategic effort to develop the acreage, thereby enhancing the value of our midstream natural gas infrastructure. Under the agreement, the third party will operate the upstream position and develop the undeveloped acreage, and we will continue to operate and retain full ownership of our midstream assets. We will additionally retain ownership in the undeveloped acreage until certain acreage earning and carried interest hurdles are met, at which time remaining undeveloped acreage will be conveyed to the third party resulting in their 75 percent and our 25 percent ownership.

Transmission and Gulf of Mexico Expansions:

- In July 2020, we received approval from the FERC for the Leidy South project to expand Transco's existing natural gas transmission system and also extend its system through a capacity lease with National Fuel Gas Supply Corporation that will enable us to provide incremental firm transportation from Clermont, Pennsylvania and from the Zick interconnection on Transco's Leidy Line to the River Road regulating station in Lancaster County, Pennsylvania. We placed 125 Mdth/d of capacity under the project into service in the fourth quarter of 2020, and in September and October of 2021, we placed approximately 382 Mdth/d of additional capacity into service. We placed the remainder of the project into service in the fourth quarter of 2021. The project increased capacity by 582 Mdth/d.

- In October 2019, we received approval from the FERC for the Southeastern Trail project to expand Transco's existing natural gas transmission system to provide incremental firm transportation capacity from the Pleasant Valley interconnect with Dominion's Cove Point Pipeline in Virginia to the Station 65 pooling point in Louisiana. We placed 230 Mdth/d of capacity under the project into service in the fourth quarter of 2020, and the project was fully in service on January 1, 2021. In total, the project increased capacity by 296 Mdth/d.

The accompanying chart compares Williams' cumulative TSR on our common stock (assuming reinvestment of dividends) to the cumulative total return of the S&P 500 Stock Index, the Arca Natural Gas Index, and the median of the comparator companies used to measure relative TSR performance in our 2019, 2020, and 2021 performance-based RSU awards. For more details on our comparator company group, see the CD&A section titled "**Determining Our Comparator Group.**" The graph below assumes an initial investment of $100 at the beginning of the period on December 31, 2018.

3 Year Total Stockholder Return



	2018	2019	2020	2021
■ The Williams Companies, Inc.	$100.00	$114.21	$105.53	$146.10
● S&P 500 Index	$100.00	$131.48	$155.65	$200.29
▲ 2021 Comparator Company Group Median	$100.00	$123.97	$ 83.70	$123.87
○ Arca Natural Gas Index	$100.00	$ 98.75	$ 85.46	$137.08

Long-term Incentives

Annual equity awards provide the most significant differentiation in pay and performance in our executive compensation program. We use equity awards to align compensation with the long-term interests of our stockholders. Equity awards in 2021 consist of performance-based RSUs and time-based RSUs. The largest component of our CEO's long-term incentive award is performance-based RSUs. The 2018 and 2019 performance-based RSU awards utilized both relative total shareholder return ("TSR") and return on capital employed ("ROCE") as equally weighted metrics to determine performance and the actual number of units that vest. The 2020 performance-based RSU awards utilize ROCE and Debt to EBITDA Ratio as equally weighted metrics measured against preestablished targets. The 2021 performance-based RSU awards utilize ROCE and available funds from operations ("AFFO") per share as equally weighted metrics against preestablished targets. For the 2020 and 2021 performance-based awards, relative TSR is used as a modifier rather than a core metric and the initial performance result may be increased or decreased by 25 percent.

Annual Incentive Program

Our performance-based cash compensation is paid under our Annual Incentive Program ("AIP") which is based on the Company's financial, environmental, and safety performance and the NEO's individual performance. Under this program, cash compensation reflects annual business performance in 2021 and is based on weighted measures of adjusted EBITDA, controllable costs, environmental and safety performance. In 2021, Williams produced strong operational and financial results which produced an AIP award payout at 196 percent of target.

COMPENSATION SUMMARY

Objective of Our Compensation Programs

The role of compensation is to attract and retain the talent needed to increase stockholder value and to help our businesses meet or exceed financial and operational performance goals. Our compensation programs' objectives are to reward our NEOs and employees for successfully implementing our strategy to grow our business and create long-term stockholder value. To that end, in 2021 we used ROCE and AFFO per share, with relative TSR as a modifier, to measure long-term performance and we used adjusted EBITDA, controllable costs, safety, and environmental metrics to measure annual performance. We believe using separate long-term and annual metrics to incent and pay NEOs helps ensure that we make business decisions aligned with the long-term interests of our stockholders.

OUR PAY PHILOSOPHY

Our pay philosophy throughout the entire organization is to pay for performance, be competitive in the marketplace, and consider the value a job provides to the Company. Our compensation programs reward NEOs not just for accomplishing goals, but also for how those goals are pursued. The principles of our pay philosophy influence the design and administration of our pay programs. Decisions about how we pay NEOs are based on these principles. The Committee uses several types of pay that are linked to both our long-term and short-term performance in the executive compensation programs. Included are long-term incentives, annual cash incentives, base pay, and benefits. The chart below illustrates the linkage between the types of pay we use and our pay principles.

Pay Principles	Long-term Incentives	Annual Cash Incentives	Base Pay	Benefits
Pay should reinforce business objectives and values.	✓	✓	✓	
A significant portion of a NEO's total pay should be variable based on performance.	✓	✓		
Incentive pay should balance long-term, intermediate, and short-term performance.	✓	✓		
Incentives should align interest of NEOs with stockholders.	✓	✓		
Pay should foster a culture of collaboration with shared focus and commitment to our Company.	✓	✓	✓	
Incentives should enforce the importance of ESG within our Company.		✓		
Pay opportunities should be competitive.	✓	✓	✓	✓
A portion of pay should be provided to compensate for the core activities required for performing in the role.			✓	✓

OUR COMMITMENT TO PAY FOR PERFORMANCE

Roles in the Compensation Recommendation and Decision Process

ROLE OF BOARD OF DIRECTORS	ROLE OF COMMITTEE	ROLE OF CEO	ROLE OF INDEPENDENT CONSULTANT	ROLE OF MANAGEMENT
• Reviews CEO performance (evaluations, CEO self-assessment, and company performance) • Approves Board of Directors pay	• Determines CEO and NEO pay • Recommends Board of Directors pay • Seeks input from independent consultant • Engages independent consultant on comparator groups and Board of Director and CEO pay	• Reviews NEO performance • Reviews competitive market information • Recommends NEO pay, including base pay adjustments, AIP, LTI and any other compensation • No role in setting compensation for his/her role	• Assists Committee in discussions and decisions regarding NEO compensation • Provides competitive market data for CEO • Develops comparator group, with input from Committee and Management	• Human Resources provides CEO with data from comparator group proxies • Human Resources provides CEO with pay information from various compensation surveys

2021 COMPARATOR GROUP

Determining Our Comparator Group

Companies in our executive compensation benchmarking comparator group have a range of assets, market capitalization, and enterprise value. Business consolidation and unique operating models in our industry create some challenges in identifying comparator companies. Accordingly, we take a broad view of comparability to include organizations that are similar to Williams. This results in compensation that is appropriately scaled and reflects comparable complexities in business operations. We typically aim for a comparator group of 15 to 20 companies so our comparisons will be valid. The 2021 comparator group includes 16 companies which comprise a mix of both direct business competitors and companies with whom we compete for talent. Since 2017, the Committee utilizes a smaller targeted comparator company group for the purposes of measuring relative TSR related to our performance-based RSU awards. While not perfectly aligned to our natural gas strategy, these selected companies are more similar to our specific segment of the energy industry.

How We Use Our Comparator Group

We refer to publicly available information to analyze our comparator companies' practices including how pay is divided among long-term incentives, annual incentives, base pay, and other forms of compensation. This allows the Committee to ensure competitiveness and appropriateness of proposed compensation packages. When setting pay, the Committee uses market median information of our comparator group, as opposed to market averages, to ensure that the impact of any unusual events that may occur at one or two companies during any particular year is diminished from the analysis. If an event is particularly unusual and surrounded by unique circumstances, the data is completely removed from the assessment. The smaller targeted comparator company group is used solely for the purposes of measuring relative TSR related to our performance-based RSU awards.

The following table shows the range of our 2021 executive compensation benchmarking comparator companies' assets, market capitalization, and enterprise value as originally reported for 2020 (dollars in millions):

Comparator Company	Ticker	Total Assets	Market Capitalization	Enterprise Value
CenterPoint Energy Inc.	CNP	$ 33,471	$11,931	$ 27,701
Cheniere Energy Inc.	LNG	$ 35,697	$15,146	$ 47,587
Devon Energy Corp.	DVN	$ 9,912	$ 6,039	$ 8,489
Dominion Energy, Inc.	D	$ 95,905	$60,611	$100,754
Enbridge Inc. (in U.S. dollars)	ENB	$125,529	$64,598	$125,648
Enterprise Products Partners L.P.	EPD	$ 64,107	$42,751	$ 73,179
EOG Resources, Inc.	EOG	$ 35,805	$29,103	$ 32,526
Magellan Midstream Partners, L.P.	MMP	$ 8,197	$ 9,469	$ 14,600
Marathon Petroleum Corp.	MPC	$ 85,158	$26,925	$ 67,626
ONEOK, Inc.	OKE	$ 23,079	$17,074	$ 30,889
Phillips 66	PSX	$ 54,721	$30,555	$ 47,695
Pioneer Natural Resources Company	PXD	$ 19,229	$18,732	$ 21,356
Sempra	SRE	$ 66,623	$36,694	$ 65,082
The Southern Company	SO	$122,935	$67,512	$122,041
Targa Resources Corp.	TRGP	$ 15,876	$ 6,016	$ 17,756
TC Energy Corp. (in U.S. dollars)	TRP	$ 78,556	$38,099	$ 80,529
	75th percentile	$ 80,206	$39,262	$ 75,016
	50th percentile	$ 45,263	$28,014	$ 47,641
	25th percentile	$ 22,116	$14,342	$ 26,115
Williams	WMB	$ 44,165	$24,321	$ 49,561
	Percent Rank	50%	45%	54%

The Committee determined the same 16 companies listed in the table above will be used to benchmark compensation practices and pay decisions in 2021 and 2022.

A separate comparator company group is used to specifically measure relative TSR as it pertains to performance-based RSU awards since 2017:

- **Enbridge Inc.**
- **Energy Transfer**
- **Enterprise Products Partners L.P.**
- **Kinder Morgan, Inc.**
- **ONEOK, Inc.**
- **Plains All-American Pipeline, L.P.**
- **Targa Resources Corp.**
- **TC Energy Corp.**
- **Western Midstream Partners, L.P.**

OUR PAY SETTING PROCESS

During the first quarter of the year, the Committee completes a review to ensure we are paying competitively, equitably, and in a way that encourages and rewards performance.

The compensation data of our comparator group, disclosed primarily in proxy statements, is the primary market data we use when benchmarking the competitive pay of our NEOs. Aggregate market data obtained from recognized third-party executive compensation survey companies is used to supplement and validate comparator group market data.

Although the Committee reviews relevant data as it determines compensation packages, other considerations are taken into account. Because market data alone does not reflect the strategic competitive value of various roles within our Company, internal pay equity is also considered when making pay decisions. Other considerations when making pay decisions for the NEOs include individual experience, sustained performance, historical pay, realized and realizable pay over three years, tally sheets that include annual pay and benefit amounts, wealth accumulated over the past five years, and the total aggregate value of the NEOs' equity awards and holdings.

Multiple internal and external factors are considered when determining NEO compensation packages.

When setting pay, we determine an annual target pay mix (distribution of pay among base pay, short-term incentives, annual long-term incentives, and other forms of compensation) for the NEOs. Consistent with our pay-for-performance philosophy, the actual amounts paid, excluding benefits, are determined based on Company and individual performance. Because performance is a factor, the target versus actual pay mix will vary, specifically as it relates to the annual cash incentives and long-term incentives.



Short-term incentives 14%
Base Pay 11%
Time-Based RSUs 30%
CEO
2021 Total Compensation at Target Pay Mix
Performance-Based RSUs 45%
89% At-Risk
75% Long-Term Incentives

Short-term incentives 16%
Base Pay 18%
Time-Based RSUs 33%
NEO (Excluding CEO)
2021 Total Compensation at Target Pay Mix
Performance-Based RSUs 33%
82% At-Risk
66% Long-Term Incentives

HOW WE DETERMINE THE AMOUNT FOR EACH TYPE OF PAY

Base pay, annual cash incentives, and long-term incentives accomplish different objectives. The table below illustrates a summary of the primary objectives associated with each component of pay listed in the order of most significant to the NEO's total compensation. The table is followed by specific details regarding each pay component.

Type of Pay & Form		Performance Period (years)	Objectives
Fixed	**Base pay (cash)**	1	• Compensates for carrying out the duties of the job • Recognizes individual experiences, skills, and sustained performance • Provides attraction and retention
At Risk	**Short-term incentive:** Annual cash incentive	1	• Incents the accomplishment of annual business goals • Aligns interests of executives to our stockholders • Provides attraction and retention
	Long-term incentive: Performance-based RSUs	3	• Incents the accomplishment of long-term sustainable business goals • Aligns interests of executives to our stockholders
	Long-term incentive: Time-based RSUs	3	• Promotes ownership in the Company • Provides attraction and retention

Base Pay

Base pay compensates the NEOs for carrying out the duties of their jobs and serves as the foundation of our pay program. Most other major components of pay are set based on a relationship to base pay, including long-term and annual incentives, as well as retirement benefits.

Base pay for the NEOs is set considering the market median, or 50th percentile, with potential individual variation from the median due to experience, skills, and sustained performance of the individual as part of our pay-for-performance philosophy. Performance is measured in two ways. First, through the achieved results associated with attaining their annual goals, operational and/or functional area strategies, and personal development plans. Second, we also evaluate the NEOs' observable skills and behaviors related to how they achieved their goals based on our defined competencies that contribute to workplace effectiveness and career success.

Annual Cash Incentives

As previously mentioned in the "**Our Commitment to Pay for Performance**" section, we pay annual cash incentives to encourage and reward our NEOs for making decisions that improve our annual operating performance through our Annual Incentive Program ("AIP"). The objectives of our AIP are to:

• Offer sufficient incentive compensation to motivate management to put forth extra effort, take prudent risks, and make effective decisions to maximize stockholder value;

• Motivate and incent management to choose strategies and investments that maximize long-term stockholder value;

• Provide sufficient total compensation to retain management; and

• Limit the cost of compensation to levels that will maximize the return of current stockholders without compromising the other objectives.

NEOs' AIP business performance is based on enterprise results of these business metrics in relation to established targets. We only use enterprise-level performance metrics for our NEOs in order to promote teamwork and collaboration by creating a shared goal for the overall Company performance. Our business performance targets are established utilizing the annual financial plan. Goals related to ROCE growth and operating margin improvement are considered when establishing the financial plan. Our incentive program allows the Committee to make adjustments to these business performance metrics to reflect certain business events. When determining which adjustments are appropriate, we are guided by the principle that incentive payments should not result in unearned windfalls or impose undue penalties. In other words, we make adjustments to ensure NEOs are not rewarded for positive results they did not facilitate nor are they penalized for certain unusual circumstances outside their control. Adjustments applied in 2021 to Adjusted EBITDA did not impact the weighted payout result while the adjustments to Controllable Costs, such as removing certain costs associated with assets acquired in 2021 that were not part of the original plan, served to increase the weighted payout result. Despite this adjustment, the Controllable Costs weighted payout result was still below target.

The Committee's independent compensation consultant annually compares our relative performance on various measures, including TSR and earnings per share, with our comparator group of companies. The Committee also uses this analysis to validate the reasonableness of our AIP results. Additionally, the Committee also reviews the annual incentive payout levels for our comparator group of companies over each of the last three completed calendar years.

How We Set the 2021 AIP Goals.


1
CEO, CFO, AND NEOS
Establish business and financial goals
2
OPERATIONAL/ FUNCTIONAL LEADERS
Create specific business and financial goals
3
CORPORATE PLANNING
Consolidate into enterprise business and financial goals
4
CEO, CFO, AND NEOS
Finalize enterprise business and financial plan
Establish AIP goals and recommend to the Committee
5
COMMITTEE
Reviews and makes any necessary adjustments to set AIP goals
Monitors progress throughout the year

The AIP Calculation. The 2021 AIP is based on the weighted measures of Adjusted EBITDA, controllable costs, and ESG metrics. Each metric is directly aligned with our business strategy to operationally grow the business, operate safely in everything we do, and continue to align with our dividend growth strategy.

Business Performance Metric & Weighting		Measuring	Importance
50%	Adjusted EBITDA	Profit Metric	• Maintains a focus on generating expected levels of annual profit
40%	Controllable Costs	Operating & Maintenance ("O&M") and General & Administrative ("G&A") Costs	• Encourages cost management discipline with achieving our business strategy
10%	ESG	• Environmental: Loss of Primary Containment Events • Safety: High Potential Near Miss to Incident Ratio	• Drives frontline employee action to address environmental and safety opportunities • Emphasizes importance of environmental and safety leadership and improvement

The attainment percentage of AIP goals results in a payment of an annual cash incentive along a continuum between threshold and stretch levels, which in total corresponds to 0 percent through 200 percent of the NEO's annual cash incentive target. The Adjusted EBITDA metric threshold is established at 50 percent of target while the controllable costs threshold is set at 0 percent of target. While the established stretch target is set at 200 percent, these two financial metrics can be extended to 300 percent of target by adding the interval between target and stretch targets to the 200 percent stretch target amount. However, under no circumstance can the total calculated AIP award exceed 200 percent of target.

2021 NEO AIP Targets. The starting point to determine annual cash incentive targets (expressed as a percentage of base pay earned during 2021) is competitive market information referencing the market median, or 50th percentile, which provides an idea of what other companies target to pay in annual cash incentives for similar jobs. We also consider the internal value of each job (i.e., how important the job is to execute our strategy compared to other jobs in the Company) before the target is set for the year. The annual cash incentive targets as a percentage of base pay for the NEOs in 2021 were as follows:

Position	2021 Target
President and Chief Executive Officer	130%
EVP, Chief Operating Officer	110%
SVP, Corporate Strategic Development	85%
SVP, Chief Financial Officer	90%
SVP, Gathering and Processing	75%

Determining 2021 AIP Awards. To determine the funding of the annual cash incentive, we use the following calculation for each NEO:


2021 Base Pay Received
X
2021 Incentive Target %
X
2021 Business Performance Metrics
=
2021 AIP Result
Adjusted EBITDA (50%)
Controllable Costs (40%)
ESG (10%)

Based on business performance relative to the established goals, the Committee certified business performance results as 196 percent of target as follows.


THRESHOLD
TARGET
STRETCH
ADJUSTED EBITDA
$5,170 MM Target vs. $5,575 MM Actual = 3.00x Payout
108% target; 300% payout
CONTROLLABLE COSTS
$(1,902) MM Target vs. $(1,953) MM Actual = 0.75x Payout
97% target; 75% payout
ESG - ENVIRONMENTAL: LOSS OF PRIMARY CONTAINMENT EVENTS
10% Target vs. 14% Actual = 1.20x Payout
120% payout
ESG - SAFETY: HIGH POTENTIAL NEAR MISS TO INCIDENT RATIO
> 9.0:1 but ≤ 11.0:1 Target vs. > 15.49:1 Actual = 2.00x Payout
200% payout

Metrics	Weighting	Threshold	Target	Stretch @ 200%	Actual	Result	Payout %
Adjusted EBITDA	50%	$ 4,965	$ 5,170	$ 5,360	$ 5,575	300%	150%
Controllable Costs	40%	$ (2,102)	$ (1,902)	$ (1,702)	$ (1,953)	75%	30%
ESG – Environmental: Loss of Primary Containment Events	5%	≤ 0.0%	10.0%	≥ 30.0%	14%	120%	6%
ESG – Safety: Potential Near Miss to Incident Ratio	5%	≤ 5.0:1	> 9.0:1 but ≤ 11.0:1	> 15.0:1	15.49:1	200%	10%
2021 AIP Business Performance %							196%

This award was paid in March 2022. It's important to note that our metrics and associated targets were approved as part of our normal annual process and the targets were not adjusted due to COVID or other 2021 circumstances.

We calculate (a) Adjusted EBITDA as: **Gross margin** less operating and maintenance expenses, less selling, general and administrative expenses, less other (income) and expense, plus proportionate EBITDA of joint venture partnerships; and (b) Controllable Costs as: **operating and maintenance costs and selling, general and administrative costs** that are under the responsibility of a cost center manager, less certain expenses that are considered less controllable (such as pension and postretirement benefit costs) or have no net impact on financial performance (such as costs that are passed directly to customers). Operating and maintenance costs, selling, general and administrative costs, and total service revenues include our proportional ownership share of such items recognized by certain equity method investees.

The 2021 controllable cost target was established at a level above 2020 results. The 2021 target is $87 million, or 4.8%, above 2020 while it is $31 million below the controllable cost result from 2019. The increase in the 2021 controllable cost target relative to 2020 actual results recognizes the unusually low level of spending in 2020 due to the impact of the COVID-19 pandemic as well as the increase in costs associated with acquiring an additional 41 percent interest in Caiman in late 2020.

For 2021, we utilized two ESG metrics including an environment metric Loss of Primary Containment ("LOPC") and a safety metric High Potential Near Miss to Incident Ratio. The LOPC metric focuses on environmental performance, the reduction of greenhouse gas emissions, and is aligned to our core value of being responsible stewards around the environment and the products we transport. The metric is considered a leading indicator to more significant process safety incidents and is directly related to reducing greenhouse gas emissions. The High Potential Near Miss to Incident Ratio metric places an emphasis on identifying situations that could lead to severe incidents and preventing them from occurring. The environmental metric is on a payout curve while the safety metric utilizes established tiers, in 25 percent increments, from the threshold to stretch payout opportunity.

Individual performance, such as success toward our strategic objectives and individual goals, and successful demonstration of the Company's leadership competencies which exceeded expectations may be recognized through adjustments. Payments may also be adjusted downward if performance warrants. The Committee chose to apply an adjustment to certain NEOs. In total, the adjustments applied to the calculated NEO awards were less than one percent of the original calculated awards.

2022 AIP Design. In the 2022 AIP, Adjusted EBITDA and Controllable Costs will be weighted at 50 percent and 35 percent, respectively. The weighting for ESG metrics will be increased from 10 percent to 15 percent. The Environmental Performance Metrics, LOPC and a new metric, Methane Emissions Reduction, and the Safety Performance Metric, Behavioral Near Miss to Incident Ratio, will be weighted at 5 percent each. The Environmental Performance Metrics continue our focus on environmental performance, the reduction of greenhouse gasses, and is aligned with our core value of being responsible stewards around the environment and the products we transport. The LOPC metric is considered a leading indicator to more significant process safety incidents and is directly related to reducing greenhouse gas emissions.

2022 AIP Metrics	Weight
Adjusted EBITDA	50%
Controllable Costs	35%
ESG (15%)	
– Environmental Performance Metrics	10%
– Safety Performance Metric	5%

Long-Term Incentives

To determine the value for long-term incentives granted to a NEO each year, we consider the following factors:

- The market median and specific awards made to executives in similar positions within our comparator group of companies;

- The proportion of long-term incentives relative to base pay;

- The NEO's impact on Company performance and ability to create value;

- Long-term business objectives;

- The market demand for the NEO's particular skills and experience;

- The amount granted to other NEOs in comparable positions at the Company;

- The NEO's demonstrated historical performance; and

- The NEO's leadership performance.

A summary of the long-term incentive program details for 2021 are shown in the following table. The long-term incentive mix for the CEO differs from the mix for the other NEOs. Since the CEO has more opportunity to influence our financial results, the Committee considers it appropriate that a greater percentage of his long-term incentives are directly tied to performance and the Company stock price.

	Performance-based RSUs	Time-based RSUs
CEO Equity Mix	60%	40%
NEO Equity Mix	50%	50%
Term	Three years	Three years
Frequency	Granted annually	Granted annually
2021 Performance Criteria	ROCE and AFFO per share with Relative TSR as a modifier	Retention
Vesting	Cliff vesting after three years	Cliff vesting after three years
Payout	Upon vesting, shares are distributed based on performance certification (0% – 200%)	Upon vesting, shares are distributed
Dividends	No dividends	Dividend equivalents accrued and paid in cash upon vesting

The long-term incentive annual equity award mix has been the same since the 2019 annual grant.

The Summary Compensation Table provides SEC required disclosures for the 2019, 2020, and 2021 calendar years. These disclosures require the reporting of accounting-based grant date fair values for all stock-based compensation. These values remain fixed in Summary Compensation Table disclosures and are not adjusted to reflect how the Company's business and/or stock price performance actually impact the value of stock awards earned by our NEOs. To supplement the SEC required disclosure, the following chart compares the accounting grant date fair value of stock-based awards for Mr. Armstrong in 2017, 2018, and 2019 which vested in 2020, 2021, and 2022, respectively. The table shows the grant values which were included in the Summary Compensation Table in relation to the realizable value as of the vesting and distribution date of the RSU awards. The stock options, all of which are unexercised, are valued based on their intrinsic value as of December 31, 2021 at a stock price of $26.04. The realizable value shown for time-based restricted stock unit ("RSU") awards includes accrued cash dividend equivalents which were paid upon the distribution of the award. The 2017 performance-based awards, which vested in 2020, and the 2018 performance-based award, which vested in 2021, distributed 44.4 percent and 134.4 percent of the targeted number of RSUs, respectively. The 2019 performance-based award, which vested in February 2022, distributed 168.8 percent of the targeted number of RSUs awarded. The 2018 award distributed in 2021 was the first above target award distribution since the 2012 performance-based award vested in early 2015. The 2019 awards included an additional performance-based RSU award granted to executive officers. The performance result for this award, which measured Adjusted EPS results against established targets, was 200 percent of target. It's important to note 50 percent of the earned units were distributed in February 2022 while the remaining 50 percent will be distributed in February 2023 subject to continuing vesting requirements. The realizable value for this award reflects the 200 percent performance result and includes the value of 50% of the award at distribution in 2022 while the 50 percent portion that will vest in 2023 is based on the intrinsic value as of December 31, 2021 at a stock price of $26.04.

The following chart details Mr. Armstrong's realizable equity pay for the equity awards granted in 2017, 2018, and 2019 that vested during 2020, 2021, and 2022. In aggregate, Mr. Armstrong's realizable equity compensation from annual equity awards during this period is 113.5 percent of what was targeted for his long-term incentive pay. The Compensation and Management Development Committee ("Committee") believes it is important to demonstrate this correlation between executive pay and stock price performance.



CEO's Equity Award Target Pay Compared to Realizable Equity Pay

Year of Grant	2017		2018		2019	
Year of Vesting	2020		2021		2022/2023	
■ 2019 Special Performance-Based Award	$ 0	$ 0	$ 0	$ 0	$ 3,865,463	$ 9,454,943
■ Performance-Based Awards	$4,026,872	$1,243,576	$4,590,143	$4,280,298	$ 3,785,661	$ 6,715,620
■ Time-Based Awards	$1,499,999	$1,330,099	$1,590,001	$1,497,083	$ 2,599,992	$ 3,249,516
■ Stock Option Awards	$1,248,860	$ 0	$1,270,144	$ 0	$ 0	$ 0
■ Total Equity Pay	$6,775,731	$2,573,675	$7,450,288	$5,777,381	$10,251,116	$19,420,079
Percent Difference Between Realizable Equity Pay and Target Equity Pay	(62.0%)		(22.5%)		89.4%	

The 2019 equity awards, in total, were the first to payout at above the grant date value of the awards since the 2012 awards vested in 2015.

Performance-based RSUs. Performance-based RSU awards are only earned if we attain specific pre-determined performance results. The 2018 and 2019 performance-based RSU awards utilize both relative TSR and ROCE to determine performance and the actual number of units that will vest. The 2020 performance-based RSU award utilizes ROCE and Debt to EBITDA Ratio and the 2021 performance-based RSU awards utilizes ROCE and AFFO per share to determine performance and both awards apply relative TSR as a performance modifier. The 2018 through 2021 performance-based RSUs did not accrue cash dividend equivalents.

2018 Performance-based RSUs. The 2018 performance-based RSUs utilize two equally weighted metrics to measure performance and can result in a payout range from 0 percent to 200 percent of target. Relative TSR is weighted at 50 percent and ROCE is weighted at 50 percent. Relative TSR provides for up to a 200 percent payout if our relative TSR performance is at the top of our peer group and no payout if our relative TSR performance is at the bottom of the peer group. The payout curve is linear between 0 percent and 200 percent based on our placement within the peer group of companies, unless the TSR result is negative and the metric would be limited to 100 percent. Williams TSR during this period placed sixth among our peer companies resulting in an earned payout, subject to weighting, of 88.9 percent of target. The ROCE performance was measured against pre-determined targets and was on a linear payout curve from 50 percent to target and from target to 200 percent.

2018 Performance-based RSU Metric	Weighting	Threshold	Target	Stretch	Actual	Result
2020 ROCE	50%	6.25%	7.00%	7.50%	7.40%	180%

The 2018 performance-based award, which vested in February 2021, distributed 134.4 percent of the targeted number of RSUs awarded.

2018 Performance-based RSU Metric	Weighting	Metric Result	Weighted Result
Relative Total Shareholder Return (TSR)	50%	88.9%	44.4%
Return on Capital Employed (ROCE)	50%	180.0%	90.0%
Final Result			**134.4%**

The 2018 performance-based award which vested in 2021 was the first above target performance-based award since the 2012 award vested in 2015.

2019 Performance-based RSUs. The 2019 performance-based RSUs utilize two equally weighted metrics to measure performance and can result in a payout range from 0 percent to 200 percent of target. Relative TSR is weighted at 50 percent and ROCE is weighted at 50 percent. The measurement of the 2019 award is consistent with the design of the 2018 award described above. Williams TSR during this period placed third among our peer companies resulting in an earned payout, subject to weighting, of 155.6 percent of target.

2019 Performance-based RSU Metric	Weighting	Threshold	Target	Stretch	Actual	Result
2021 ROCE	50%	7.3%	8.2%	8.70%	8.61%	182%

The 2019 performance-based award, which vested in February 2022, distributed 168.8 percent of the targeted number of RSUs awarded.

2019 Performance-based RSU Metric	Weighting	Metric Result	Weighted Result
Relative Total Shareholder Return (TSR)	50%	155.6%	77.8%
Return on Capital Employed (ROCE)	50%	182.0%	91.0%
Final Result			**168.8%**

This ROCE target for the 2019 award represented approximately an eight percent compounded annual growth rate from 2018 results and was aligned with the financial plan approved by the Board.

2019 Special Performance-based RSU Award. At the time of the 2019 annual equity award, the five NEOs received an incremental performance-based equity award. This award measures 2021 Adjusted Earnings Per Share ("EPS") against preestablished targets. While the performance period ends on December 31, 2021, any earned award would vest in 50 percent increments three and four years from the date of the award, in February 2022 and February 2023, respectively. While the award is performance-based, the extended vesting period was added for retentive purposes. Prior to the 2019 award, six of the nine original recipients of this award had been an executive officer with the Company for less than two years. Considering the progress associated with the reconstituted leadership group, the Committee sought to provide a common retentive award across the group while building in more significant retention.

2019 Special Performance-based RSU Metric	Weighting	Threshold	Target	Stretch	Actual	Result
2021 Adjusted EPS	100%	$0.99	$1.07	$1.23	$1.36	200%

This Adjusted EPS target represents approximately a 35 percent total growth rate from 2018 Adjusted EPS results. The actual 2021 Adjusted EPS result is 72 percent above the 2018 Adjusted EPS result.

2020 Performance-based RSU Awards. The 2020 performance-based RSU awards, granted on February 24, 2020, utilize two equally weighted metrics to measure performance and can result in a payout range from 0 percent to 200 percent of target. ROCE is weighted at 50 percent and Debt to EBITDA Ratio is weighted at 50 percent and both are measured against preestablished targets. Additionally, the calculated result from these weighted financial metrics may be increased or decreased by 25 percent of the calculated result utilizing a relative TSR metric. If our TSR relative to our peer company group is in the top three companies, the calculated result will be increased by 25 percent, while the calculated result will be decreased by 25 percent if our TSR relative to our peer company group is in the bottom three companies. However, under no circumstance can the calculated award exceed 200 percent of target. The metrics and associated targets for our 2020 awards were approved as part of our normal annual process and were not adjusted due to COVID or other challenges.

2020 Performance-based RSU Metrics	Weighting	Threshold	Target	Stretch
2022 ROCE	50%	7.30%	7.50%	8.00%
2022 Debt to EBITDA Ratio	50%	4.40x	4.20x	4.00x
Relative TSR	Modifier may increase or decrease result by 25%			

2021 Performance-based RSU Awards. The 2021 performance-based RSU awards, granted on February 24, 2021, utilize two equally weighted metrics to measure performance against preestablished targets and can result in a payout range from 0 percent to 200 percent of target. ROCE and AFFO per share are each weighted at 50 percent. Due to the strong improvement in our Debt to EBITDA ratio, this 2020 award metric is not utilized in the 2021 awards. Additionally, consistent with the 2020 awards, relative TSR is utilized as a modifier and the calculated result from these weighted financial metrics may be increased or decreased by 25 percent.

2021 Performance-based RSU Metrics	Weighting	Threshold	Target	Stretch
2023 ROCE	50%	8.00%	8.30%	8.70%
2023 AFFO Per Share	50%	$3.15	$3.25	3.35x
Relative TSR	Modifier may increase or decrease result by 25%			

2022 Performance-based RSU Awards. The 2022 performance-based RSU awards, granted on February 23, 2022, is consistent with the 2021 design and utilizes two equally weighted metrics to measure performance against preestablished targets and can result in a payout range from 0 percent to 200 percent of target. ROCE and AFFO per share are each weighted at 50 percent. Additionally, consistent with the 2020 and 2021 awards, relative TSR is utilized as a modifier and the calculated result from these weighted financial metrics may be increased or decreased by 25 percent. Beginning with the 2022 performance-based awards, cash dividend equivalents will accrue on any earned units during the vesting period. The cash dividend equivalent payment will only be made on earned units and will only be paid upon the vesting and distribution of the award.

Time-based RSU Awards. We grant time-based RSUs to retain executives and to facilitate stock ownership. The use of time-based RSUs is also consistent with the practices of our comparator group of companies. Time-based RSUs accrue dividend equivalents which will be paid in cash only upon vesting and distribution of the award.

Stock Option Awards. For recipients, stock options have value only to the extent the price of our common stock is higher on the date the options are exercised than it was on the date the options were granted. While previous awards are still outstanding, stock options were last granted as part of our annual equity awards in 2018.

Grant Practices. The Committee typically approves our annual equity grant in February of each year, shortly after the annual earnings release to ensure the market has time to absorb material information disclosed in the earnings release and reflect that information in the stock price. The grant date for off-cycle grants for individuals who are not NEOs, for reasons such as retention or new hires, is generally the first business day of the month following the approval of the grant. By using this consistent approach, we remove grant timing from the influence of the release of material information.

Stock Ownership Guidelines. Our program provides stock ownership guidelines for each of our NEOs and our Board of Directors as shown in the table below:

Position	Ownership Multiple	As a Multiple of	Holding/Retention Requirement
CEO	6x	Base Pay	50%, after taxes, until guidelines are met
NEO	3x	Base Pay	50%, after taxes, until guidelines are met
Board of Directors	5x	Annual Cash Retainer	60% until guidelines are met

The Committee annually reviews the guidelines for competitiveness and alignment with best practices and monitors the NEOs' progress toward compliance. WMB shares owned outright and outstanding time-based RSUs count as owned for purposes of the program. Stock options and performance-based equity are not included as owned for purposes of the program. NEOs must retain 50 percent of any vested equity awards, net of taxes, until their ownership guidelines are met. Board members must retain 60 percent of distributed vested equity awards until their ownership guidelines are met. At Williams, NEOs must hold at least 50 percent of any equity transaction if they have not met their ownership guideline regardless of their time in the role.



Benefits

Consistent with our philosophy to emphasize pay for performance, our NEOs receive very few perquisites or supplemental benefits. They are as follows:

Retirement Restoration Benefits	NEOs participate in our qualified retirement program on the same terms as our other employees. We offer a retirement restoration plan to maintain a proportional level of pension benefits to our NEOs as provided to other employees. The Internal Revenue Code of 1986, as amended ("Internal Revenue Code"), limits qualified pension benefits based on an annual compensation limit. For 2021, the limit was $290,000. Any limitation in a NEO's pension benefit in the tax-qualified pension plan due to this limit is made up for (subject to a cap) in the unfunded retirement restoration plan. Benefits for NEOs are not enhanced and are calculated using the same benefit formula as that used to calculate benefits for employees in the qualified pension plan. The compensation included in the retirement restoration benefit is consistent with pay considered for employees in the qualified pension plan. Equity compensation, including RSUs and stock options, is not considered. Additionally, we do not provide a nonqualified benefit related to our qualified 401(k) defined contribution retirement plan.
Financial Planning Allowance	We offer financial planning to provide expertise on current tax laws to assist NEOs with personal financial planning and preparations for contingencies such as death and disability. Covered services include estate planning, tax planning, tax return preparation, wealth accumulation planning, and other personal financial planning services. In addition, by working with a financial planner, NEOs gain a better understanding of and appreciation for the programs the Company provides, which helps to maximize the retention and engagement aspects of the dollars the Company spends on these programs.
Personal Use of Company Aircraft	The CEO is allowed, but not required, to use the Company's private aircraft for personal travel. Our policy for all other executive officers is to discourage personal use of the aircraft, but the CEO retains discretion to permit its use when deemed appropriate, such as when the destination is not well served by commercial airlines, personal emergencies, and the aircraft is not being used for business purposes. To the extent that NEOs use the Company's private aircraft for personal travel, imputed income will be applied to the NEO, in compliance with Internal Revenue Code requirements.
Executive Physicals	The Committee requires annual physicals for the NEOs. Such physicals align with our wellness initiative as well as assist in mitigating risk. NEO physicals are intended to identify any health risks and medical conditions as early as possible in an effort to achieve more effective treatment and outcomes.
Event Center	We have a suite and club seats at certain event centers that were purchased for business purposes. If they are not being used for business purposes, we make them available to all employees, including our NEOs. This is not considered a perquisite to our NEOs because it is available to all employees.

Additional Components of Our Executive Compensation Program

In addition to establishing the pay elements described above, we have adopted a number of policies to further the goals of the executive compensation program, particularly with respect to strengthening the alignment of our NEOs' interests with stockholder long-term interests.

Employment Agreements. Williams does not have employment agreements with our NEOs.

Termination and Severance Arrangements. The Executive Severance Pay Plan includes senior executive officers, which includes NEOs other than the CEO, in order to define a consistent approach of treatment in the event of a severance event. Under the plan, NEOs are eligible to receive a discretionary payment of 1.5 to 2.0 times the sum of the NEOs base salary and target annual bonus. Any severance payment is discretionary. Considerations include the NEO's term of employment, past accomplishments, reasons for separation from the Company, and competitive market practice. The NEO can elect coverage under the Company's medical benefits plans for 18 months from the termination in the same manner and at the same cost as similarly situated active employees for up to the first 12 months. Outplacement services are provided up to a maximum amount of $25,000.

Change in Control Agreements. Our change in control agreements, in conjunction with the NEOs' equity award agreements, provide separation benefits for our NEOs. Our program includes a double trigger for benefits and equity vesting. This means there must be a Company change in control and the NEO must experience a qualifying termination of employment prior to receiving benefits under the agreement. This practice creates security for the NEOs but does not provide an incentive for the NEO to leave the Company. Our program is designed to encourage the NEOs to focus on the best interests of stockholders by alleviating their concerns about a possible detrimental impact to their compensation and benefits under a potential change in control, not to provide compensation advantages to NEOs for executing a transaction.

Our Committee reviews our change in control benefits periodically to ensure they are consistent with competitive practice and aligned with our compensation philosophy. As part of the review, calculations are performed to determine the overall program cost to the Company if a change in control event were to occur and all covered NEOs were terminated as a result. An assessment of competitive norms, including the reasonableness of the elements of compensation received, is used to validate benefit levels for a change in control. We do not offer a tax gross-up provision in our change in control agreements but instead include a 'best net' provision providing our NEOs with the better of their after-tax benefit capped at the safe harbor amount or their benefit paid in full, subjecting them to possible excise tax payments. The Committee continues to believe that offering a change in control program is appropriate and critical to attracting and retaining executive talent and keeping them aligned with stockholder interests in the event of a change in control.

The following chart details the benefits received if a NEO were to be terminated or resigned for a defined good reason following a change in control as well as an analysis of those benefits as it relates to the Company, stockholders, and the NEO:

Change in Control Benefit	What does the benefit provide to the Company and stockholders?	What does the benefit provide to the NEO?
Multiple of 3x base pay plus annual cash incentive at target	Encourages NEOs to remain engaged and stay focused on successfully closing the transaction.	Financial security for the NEO equivalent to three-years of continued employment.
Accelerated vesting of stock awards	An incentive to stay during and after a change in control. If there is risk of forfeiture, NEOs may be less inclined to stay or to support the transaction.	The NEOs are kept whole if they have a separation from service following a change in control.
The value of 36 months of group medical, dental, and/or prescription drug plan benefits	This is a minimal cost to the Company that creates a competitive benefit.	Access to health coverage.
Reimbursement of legal fees to enforce benefit	Keeps NEOs focused on the Company and not concerned about whether the acquiring company will honor contractual commitments after a change in control.	Security during an unstable period of time.
Outplacement assistance	Keeps NEOs focused on supporting the transaction and less concerned about trying to secure another position.	Assists NEOs in finding a comparable executive position.
'Best Net' provision	Enables the change in control benefits to be delivered in as close a manner to the intended value of the benefits as possible.	Provides NEOs with the better of their after-tax benefit capped at the safe harbor amount or their benefit paid in full, which would subject them to possible excise tax payments.

Derivative Transactions. Our policy on securities trading applies to transactions in positions or interests whose value is based on the performance or price of our common stock. Because of the inherent potential for abuse, Williams prohibits officers, directors, and certain other employees from entering into short sales or using equivalent derivative securities in connection with Williams' or its affiliates' securities. Our policy on securities trading also prohibits holding Williams' or its affiliates' securities in a margin account or pledging them as collateral for a loan.

MITIGATING RISK

No material adverse compensation-related risks were identified as top risks in the Company's Strategic Risk Assessment Process as discussed in the "**Board Structure and Oversight**" section of this proxy statement addressing Strategic Planning and Strategic Risk Assessment. Our compensation plans are effectively designed and function to reward positive performance and motivate NEOs and employees to behave in a manner consistent with our stockholder interests, business strategies and objectives, ethical standards, and prudent business practices, along with our Core Values which are the foundation on which we conduct business. Our Core Values can be found on our website at www.williams.com from the Our Company tab. In fact, many elements of our executive pay program serve to mitigate excessive risk taking. For example:

Target Pay Mix. The target pay mix weighting of long-term incentives, annual cash incentives, and base pay is consistent with comparator company practices and avoids placing too much value on any one element of compensation, particularly the annual cash incentive. The mix of our pay program is intended to motivate NEOs to consider the impact of decisions on stockholders in the long-, intermediate-, and short-terms.

Annual Cash Incentive. Our annual cash incentive program does not allow for unlimited payouts. Calculated cash incentive payments for NEOs cannot exceed 200 percent of target levels.

Performance-based Awards.

- Our annual cash incentive and long-term incentive programs include performance-based awards. The entire annual cash incentive award is measured against performance targets, while a significant portion of the long-term equity awards provided to NEOs is in the form of performance-based RSUs. Performance-based RSUs have no value unless we achieve pre-determined performance target thresholds.

- To drive a long-term perspective, all 2021 RSU awards cliff vest three years from the date of grant rather than vesting ratably on an annual basis. Additionally, any earned cash dividend equivalents on time-based RSUs are not paid until the officer meets the vesting requirements and the award is distributed. Prior to the 2022 awards, cash dividend equivalents were not provided on performance-based RSU awards.

- NEOs' incentive compensation performance is measured at the enterprise level rather than on a business unit level to ensure a focus on the overall success of the Company.

Stock Ownership Guidelines. As discussed in this CD&A, all NEOs, consistent with their responsibilities to stockholders, must hold an equity interest in the Company equal to a stated multiple of their base pay.

Recoupment Policy. In the event that financial results of the Company are restated due to fraud or intentional misconduct, the Board will review any performance-based incentive payments, including payments under the AIP and performance-based RSUs, paid to executive officers, who are found by the Board to be personally responsible for the fraud or intentional misconduct that caused the need for the restatement and will, to the extent permitted by applicable law, seek recoupment from all executive officers of any amounts paid in excess of the amounts that would have been paid based on the restated financial results. In addition, the Company will take action to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 should the SEC determine and implement final rules.

Insider Trading Policy. Our insider trading policy prohibits NEOs and directors, directly or through family members or other persons or entities, from buying or selling Williams' securities or engaging in any other action to take personal advantage of material nonpublic information. In addition, if during the course of working for the Company, the NEO or director learns of material nonpublic information about a competitor or a company with which Williams or an affiliate of Williams does or anticipates doing business with, he/she may not trade in that company's securities until the information becomes public or is no longer material.

ACCOUNTING AND TAX TREATMENT

We consider the impact of accounting and tax treatment when designing all aspects of pay, but the primary driver of our program design is to support our business objectives.

Prior to 2018 and the implications of the tax reform legislation in late 2017, stock options and performance-based RSUs were intended to satisfy the requirements for performance-based compensation as defined in Section 162(m) of the Internal Revenue Code and were therefore considered a tax-deductible expense. Time-based RSUs did not qualify as performance-based and may not be fully deductible. Section 162(m) has been amended for taxable years after December 31, 2017, eliminating the performance-based compensation exception, except for certain grandfathered arrangements previously in place. The Company will generally not be entitled to a tax deduction for individual compensation in excess of $1 million for certain executive officers.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT ON EXECUTIVE COMPENSATION

We have reviewed and discussed the foregoing CD&A with management. Based on our review and discussions with management, we recommend to the Board that the CD&A be included in this proxy statement.

By the members of the Committee of the Board as of February 28, 2022:


Stephen W. Bergstrom
Nancy K. Buese
Rose M. Robeson
Scott D. Sheffield
Murray D. Smith
William H. Spence


The Committee Report on Executive Compensation is not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Williams under the Securities Act or the Exchange Act, except to the extent that Williams specifically incorporates such information by reference.



EXECUTIVE COMPENSATION TABLE AND OTHER INFORMATION

2021 SUMMARY COMPENSATION TABLE

The following table sets forth certain information with respect to the compensation of the NEOs earned during fiscal years 2021, 2020, and 2019:

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value & Nonqualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
Alan S. Armstrong President and Chief Executive Officer	2021	$1,333,846	$ —	$ 9,000,015	$3,398,640	$ —	$27,032	$13,759,533
	2020	1,335,577	—	7,500,010	2,343,938	943,581	48,852	12,171,958
	2019	1,218,943	—	10,251,117	1,854,012	2,241,482	24,785	15,590,338
Micheal G. Dunn EVP, Chief Operating Officer	2021	716,923	—	2,999,999	1,546,000	157,867	12,436	5,433,225
	2020	722,116	—	3,299,993	1,126,000	344,830	98,412	5,591,351
	2019	670,673	—	4,691,701	780,000	426,174	42,761	6,611,309
Chad J. Zamarin SVP, Corporate Strategic Development	2021	587,692	—	2,499,992	1,000,000	14,310	20,721	4,122,715
	2020	593,269	—	2,500,003	681,000	201,227	20,228	3,995,728
	2019	552,404	500,000	3,420,247	485,000	292,790	18,216	5,268,657
John D. Chandler SVP, Chief Financial Officer	2021	596,923	—	2,100,017	1,053,000	63,153	20,749	3,833,843
	2020	598,462	—	2,100,006	727,000	312,980	23,743	3,762,190
	2019	556,539	—	3,323,615	540,000	328,699	23,216	4,772,069
Walter J. Bennett SVP, Gathering & Processing	2021	485,154	—	1,500,001	713,000	33,311	25,902	2,757,368
	2020	486,635	—	1,500,002	492,700	176,831	23,445	2,679,613
	2019	—	—	—	—	—	—	—

(1) Salary. Due to a payroll timing issue, the 2020 salary includes a 27th bi-weekly paycheck issued in the calendar year.

(2) Bonus. As part of Mr. Zamarin's pay package to join the Company, he received a deferred cash payment in 2019. This award, and other elements of his pay package, were intended to address the significant retention that was in place with his previous employer.

(3) Stock Awards. Awards were granted under the terms of the 2007 Incentive Plan and include time-based and performance-based RSUs. Amounts shown are the grant date fair value of awards computed in accordance with FASB ASC Topic 718. The assumptions used to value the stock awards can be found in our Annual Report on Form 10-K for the year-ended December 31, 2021.

The potential maximum values of the performance-based RSUs, subject to changes in performance outcomes, are as follows:

	2021 Performance-based RSU Maximum Potential
Alan S. Armstrong	$10,800,011
Micheal G. Dunn	3,000,010
Chad J. Zamarin	2,500,001
John D. Chandler	2,100,020
Walter J. Bennett	1,499,984

(4) *Non-Equity Incentive Plan. The maximum annual incentive pool funding for NEOs is 200 percent of target.*

(5) *Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amount shown is the aggregate change from December 31, 2020 to December 31, 2021 in the actuarial present value of the accrued benefit under the qualified pension and non-qualified plan. The higher discount rates used to measure the present value of these benefits at the end of 2021 as compared to 2020 served to reduce the year end 2021 present values. The underlying design of these programs did not change from 2020 to 2021. Please refer to the "Pension Benefits" table for further details of the present value of the accrued benefit. Mr. Armstrong has a negative value of $466,437 for 2021.*

(6) *All Other Compensation. Amounts shown represent payments made on behalf of the NEOs and include life insurance premiums, a 401(k)-matching contribution, relocation benefits, and perquisites (if applicable). Perquisites may include financial planning services, mandated annual physical exams and personal use of the Company aircraft. If the NEO used the Company aircraft, the incremental cost method is used to calculate the value of the personal use of the Company aircraft. The incremental cost calculation includes items such as fuel, maintenance, weather and airport services, pilot meals, pilot overnight expenses, aircraft telephone, and catering. Amounts do not include arrangements that are generally available to our employees and do not discriminate in scope, terms, or operations in favor of our NEOs, such as medical, dental, and disability programs.*

- *Mr. Armstrong received 401(k) matching contributions in the amount of $17,400; reimbursement of financial planning services; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

- *Mr. Dunn received 401(k) matching contributions; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

- *Mr. Zamarin received 401(k) matching contributions in the amount of $17,400; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

- *Mr. Chandler received 401(k) matching contributions in the amount of $17,400; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

- *Mr. Bennett received 401(k) matching contributions in the amount of $17,400; reimbursement of financial planning services; reimbursement related to a mandated annual physical exam; and life insurance premiums.*

The Committee considers the compensation of CEOs from comparator companies when setting Mr. Armstrong's pay. It is the competitive norm for CEOs to be paid more than other NEOs. In addition, the Committee believes the difference in pay between the CEO and other NEOs is consistent with our compensation philosophy (summarized in the CD&A), which considers the external market and internal value of each job to the Company along with the incumbent's experience and performance of the job in setting pay. The CEO's job is different from the other NEOs because the CEO has ultimate responsibility for performance results and is accountable to the Board and stockholders. Consequently, the Committee believes it is appropriate for the CEO's pay to be higher.

GRANTS OF PLAN BASED AWARDS

The following table sets forth certain information with respect to the grant of stock options, RSUs, and awards payable under the Company's annual cash incentive plan during the last fiscal year to the NEOs:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Armstrong	2/24/2021	$—	$1,734,000	$3,468,000					$ —
	2/24/2021				—	257,511	515,022		5,400,006
	2/24/2021							150,565	3,600,009
Dunn	2/24/2021	—	788,616	1,577,232					—
	2/24/2021				—	71,531	143,062		1,500,005
	2/24/2021							62,735	1,499,994
Zamarin	2/24/2021	—	499,539	999,078					—
	2/24/2021				—	59,609	119,218		1,250,001
	2/24/2021							52,279	1,249,991
Chandler	2/24/2021	—	537,231	1,074,462					—
	2/24/2021				—	50,072	100,144		1,050,010
	2/24/2021							43,915	1,050,008
Bennett	2/24/2021	—	363,866	727,732					—
	2/24/2021				—	35,765	71,530		749,992
	2/24/2021							31,368	750,009

NOTE: *Information provided is as of the close of market on December 31, 2021.*
(1) Non-Equity Incentive Awards. Awards from the 2021 AIP are shown.

- *Threshold: At threshold, the 2021 AIP awards are zero.*

- *Target: The amount shown is based upon a business performance attainment of 100 percent.*

- *Maximum: The maximum amount the NEOs can receive is 200 percent of their AIP target.*

(2) Represents performance-based RSUs granted in February 2021 under the 2007 Incentive Plan. Performance-based RSUs can be earned over a three year period only if the established performance target is met and the NEO is employed on the certification date, subject to certain exceptions such as the executive's death, disability or retirement. Under any circumstances, these shares will be distributed no earlier than the third anniversary of the grant other than due to a termination upon a change in control. If performance plan goals are exceeded, the NEO can receive up to 200 percent of target. If plan threshold goals are not met, the NEO's awards are cancelled in their entirety.
(3) Represents time-based RSUs granted under the 2007 Incentive Plan. Time-based units vest 36 months from the respective grant date.

OUTSTANDING EQUITY AWARDS

The following table sets forth certain information with respect to the outstanding equity awards held by the NEOs at the end of 2021:

		Option Awards					Stock Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units of Stock or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Armstrong	2/20/2018	231,356	—	—	$29.09	2/20/2028	2/24/2021[1]	—	—	150,565	$3,920,713
	2/21/2017	188,935	—	—	28.87	2/21/2027	2/24/2021[2]	—	—	257,511	6,705,586
	8/4/2016	145,570	—	—	24.98	8/4/2026	2/24/2020[1]	—	—	147,059	3,829,416
	2/23/2015	153,177	—	—	49.15	2/23/2025	2/24/2020[2]	—	—	277,094	7,215,528
	2/24/2014	133,080	—	—	41.77	2/24/2024	2/19/2019[1]	—	—	94,821	2,469,139
	2/25/2013	147,545	—	—	33.57	2/25/2023	2/19/2019[2]	—	—	134,817	3,510,635
	2/27/2012	159,681	—	—	29.11	2/27/2022	2/19/2019[3]	—	—	170,206	4,432,164
Dunn	2/20/2018	109,130	—	—	29.09	2/20/2028	2/24/2021[1]	—	—	62,735	1,633,619
	2/27/2017	80,736	—	—	28.15	2/27/2027	2/24/2021[2]	—	—	71,531	1,862,667
							2/24/2020[1]	—	—	80,882	2,106,167
							2/24/2020[2]	—	—	101,601	2,645,690
							2/19/2019[1]	—	—	51,058	1,329,550
							2/19/2019[2]	—	—	48,396	1,260,232
							2/19/2019[3]	—	—	85,103	2,216,082
Zamarin	2/20/2018	80,029	—	—	29.09	2/20/2028	2/24/2021[1]	—	—	52,279	1,361,345
							2/24/2021[2]	—	—	59,609	1,552,218
							2/24/2020[1]	—	—	61,275	1,595,601
							2/24/2020[2]	—	—	76,970	2,004,299
							2/19/2019[1]	—	—	36,470	949,679
							2/19/2019[2]	—	—	34,569	900,177
							2/19/2019[3]	—	—	63,827	1,662,055

		Option Awards					Stock Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units of Stock or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Chandler	2/20/2018	80,029	—	—	29.09	2/20/2028	2/24/2021[1]	—	—	43,915	1,143,547
							2/24/2021[2]	—	—	50,072	1,303,875
							2/24/2020[1]	—	—	51,471	1,340,305
							2/24/2020[2]	—	—	64,655	1,683,616
							2/19/2019[1]	—	—	36,470	949,679
							2/19/2019[2]	—	—	34,569	900,177
							2/19/2019[3]	—	—	59,572	1,551,255
Bennett	2/20/2018	50,928	—	—	29.09	2/20/2028	2/24/2021[1]	—	—	31,368	816,823
	2/21/2017	44,085	—	—	28.87	2/21/2027	2/24/2021[2]	—	—	35,765	931,321
	2/23/2015	31,967	—	—	49.15	2/23/2025	2/24/2020[1]	—	—	36,765	957,361
							2/24/2020[2]	—	—	46,182	1,202,579
							2/19/2019[1]	—	—	25,529	664,775
							2/19/2019[2]	—	—	24,198	630,116
							2/19/2019[3]	—	—	31,914	831,041

NOTE: *Information provided is as of the close of market on December 31, 2021.*

Stock Awards

(1) The following table reflects the vesting dates for associated time-based RSU award grant dates:

Grant Date	Vesting Dates
2/24/2021	2/24/2024
2/24/2020	2/24/2023
2/19/2019	2/19/2022

(2) Performance-based RSUs are subject to attainment of performance targets established by the Committee. If earned, these awards generally vest three years from the date of grant. The awards included on the table are outstanding as of December 31, 2021.
(3) An incremental 2019 performance-based RSU award was granted to select executive officers and is subject to attainment of performance targets established by the Committee. This performance-based RSU award measures adjusted earnings per share against predetermined targets. If earned, these awards vest in one-half increments on the third and fourth anniversary of the award, February 19, 2022 and February 19, 2023.
(4) Values are based on a closing stock price of $26.04 on December 31, 2021.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information with respect to options exercised by the NEO and stock that vested during fiscal year 2021:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**
Alan S. Armstrong	—	$ —	241,489	$5,532,513
Micheal G. Dunn	—	—	108,199	2,478,839
Chad J. Zamarin	—	—	79,347	1,817,840
John D. Chandler	—	—	79,347	1,817,840
Walter J. Bennett	37,975	95,685	50,492	1,156,772

RETIREMENT PLAN

The retirement plan for the Company's executives consists of two plans: the pension plan and the retirement restoration plan as described below. Together these plans generally provide the same level of benefits to our executives as the pension plan provides to the majority of other employees of the Company. The retirement restoration plan was implemented to address the annual compensation limit of the Internal Revenue Code.

Pension Plan

Each of our NEOs have completed one year of service and participate in our pension plan. Our pension plan is a noncontributory, tax qualified defined benefit plan (with a cash balance design) subject to the Employee Retirement Income Security Act of 1974, as amended.

Each year, participants in the plan earn compensation credits that are posted to their cash balance account. The annual compensation credits are equal to the sum of a percentage of eligible pay (base pay and certain bonuses) and a percentage of eligible pay greater than the social security wage base. The percentage credited is based upon the participant's age as shown in the following table:

Age as of 12/31/2019	Percentage of Eligible Pay	Percent of Eligible Pay Greater than the Social Security Wage Base
40-49	8%	3%
50 or over	10%	5%

For participants who were active employees and participants under the plan on March 31, 1998 and April 1, 1998, the percentage of eligible pay is increased by 0.3 percent multiplied by the participant's total years of benefit service earned as of March 31, 1998.

In addition, interest is credited to account balances quarterly at a rate determined annually in accordance with the terms of the plan.

While a lump-sum benefit is also available, the monthly annuity available to those who take normal retirement is based on the participant's account balance as of the date of retirement. Normal retirement age is 65. Early retirement eligibility begins at age 55. At retirement, participants may choose to receive a single-life annuity (for single participants), a qualified joint and survivor annuity (for married participants), or they may choose one of several other forms of payment having an actuarial value equal to that of the relevant annuity.

Retirement Restoration Plan

The Internal Revenue Code limits pension benefits, based on the annual compensation limit, which can be accrued in tax-qualified defined benefit plans, such as our pension plan. The annual compensation limit in 2021 was $290,000. Any reduction in an executive's pension benefit accrual due to these limits will be compensated, subject to a cap, under an unfunded top hat plan — our retirement restoration plan.

The elements of compensation that are included in applying the payment and benefit formula for the retirement restoration plan are the same elements that are used, except for application of a cap, in the base pension plan for eligible employees. The elements of pay included in that definition are total base pay, including any overtime, base pay-reduction amounts, and cash bonus awards, if paid (unless specifically excluded under a written bonus or incentive-pay arrangement). Specifically excluded from the definition are severance pay, cost-of-living pay, housing pay, relocation pay (including mortgage interest differential), taxable and non-taxable fringe benefits, and all other extraordinary pay, including any amounts received from equity compensation awards.

With respect to bonuses, annual cash incentives are considered in determining eligible pay under the pension plan. Long-term equity compensation incentives are not considered.

PENSION BENEFITS

The following table sets forth certain information with respect to the actuarial present value of the accrued benefit as of December 31, 2021 under the qualified pension plan and retirement restoration plan. All NEOs are fully vested in the benefits:

Name	Plan Name	Number of Years Credited Services	Present Value of Accrued Benefit[1]	Payments During Last Fiscal Year
Alan S. Armstrong	Pension Plan	36	$1,095,889	—
	Retirement Restoration Plan	36	6,600,380	—
Micheal G. Dunn[2]	Pension Plan	19	327,718	—
	Retirement Restoration Plan	19	975,166	—
Chad J. Zamarin	Pension Plan	5	132,898	—
	Retirement Restoration Plan	5	537,706	—
John D. Chandler[2]	Pension Plan	10	312,909	—
	Retirement Restoration Plan	10	606,331	—
Walter J. Bennett	Pension Plan	7	209,203	—
	Retirement Restoration Plan	7	489,367	—

(1) The primary actuarial assumptions used to determine the present values include an annual interest credit to normal retirement age equal to 3.00 percent and a discount rate equal to 2.89 percent for the pension plan and a discount rate equal to 2.37 percent for the retirement restoration plan.
(2) Mr. Chandler and Mr. Dunn rejoined the company in 2017. As former employees, they have prior years of vesting service under the Plans.

NONQUALIFIED DEFERRED COMPENSATION

We do not provide other nonqualified deferred compensation for any of our NEOs or other employees.

CHANGE IN CONTROL AGREEMENTS

We have entered into change in control agreements with each of our NEOs to facilitate continuity of management if there is a change in control of the Company.

If during the term of a change in control agreement, a "change in control" occurs and (i) the employment of any NEO is terminated other than for "cause," "disability," or death, or (ii) a NEO resigns for "good reason," such NEO is entitled to the following:

• Accrued but unpaid base salary, accrued but unpaid paid time off, and any other amounts or benefits due but not paid (lump sum payment);

- Within sixty days after the termination date or such later date required by section 409A of the Internal Revenue Code of 1986, as amended:

  - Prorated annual cash incentive for the year of separation through the termination date (lump sum payment);

  - A severance amount equal to three times the sum of his or her base salary and target annual incentive bonus, as of the termination date (lump sum payment); and

  - An amount equal to the full monthly cost of group medical, dental, and/or prescription drug plan benefits multiplied by thirty-six (lump sum payment).

- All equity awards will vest and will be paid out only in accordance with the terms of the respective plan and award agreements;

- Continued participation in the Company's directors' and officers' liability insurance for six-years or any longer known applicable statute of limitations period;

- Indemnification as set forth under the Company's By-laws; and

- Outplacement benefits for six months at a cost not exceeding $25,000 per NEO.

We provide a 'best net' provision providing our NEOs with the better of their after-tax benefit capped at the safe harbor amount or their benefit paid in full, subjecting them to possible excise tax payments. If a NEO's employment is terminated for "cause" during the period beginning upon a change of control and continuing for two-years or until the termination of the agreement, whichever happens first, the NEO is entitled to accrued but unpaid base salary, and unpaid paid time off, and any other amounts or benefits due but not paid (lump sum payment).

The agreements with our NEOs use the following definitions:

"Cause" generally means a NEO's:

- Conviction of or a plea of nolo contendere to a felony or a crime involving fraud, dishonesty, or moral turpitude;

- Misconduct in the performance of his or her duties that has a material adverse effect on Williams;

- Violation or disregard of the Code of Business Conduct that has a material adverse effect on Williams;

- Violation or disregard of a Company policy, standard or process that has a material adverse effect on Williams; or

- Habitual or gross neglect of his or her duties.

Cause generally does not include bad judgment or negligence (other than habitual neglect or gross negligence); acts or omissions made in good faith after reasonable investigation by the NEO or acts or omissions with respect to which the Board could determine that the NEO had satisfied the standards of conduct for indemnification or reimbursement under the Company's By-laws, indemnification agreement, or applicable law; or failure (despite good faith efforts) to meet performance goals, objectives, or measures for a period beginning upon a change of control and continuing for two years or until the termination of the agreement, whichever happens first. A NEO's act or failure to act (except as relates to a conviction or plea of nolo contendere described above), when done in good faith and with a reasonable belief after reasonable investigation that such action or non-action was in the best interest of Williams or its affiliate or required by law shall not be Cause if the NEO cures the action or non-action within ten days of notice. Furthermore, no act or failure to act will be Cause if the NEO acted under the advice of Williams' counsel or as required by the legal process.

"Change in control" means:

- Any person, subject to certain exceptions, becomes a beneficial owner, as such term is defined under the Exchange Act, of 30 percent or more of the combined voting power of all securities entitled to vote generally in the election of directors ("Voting Securities");

- A majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not approved by the majority of the members constituting the Board prior to the date of the appointment or election;

- Consummation of any reorganization, merger, consolidation, statutory share exchange or similar transaction (a "Reorganization"), the sale or disposition of all or substantially all of Williams' assets (a "Sale"), or the acquisition of the assets or stock of another entity (an "Acquisition") unless immediately following such Reorganization, Sale or Acquisition, (A) all or substantially all of the beneficial owners of the outstanding shares of Williams common stock and Williams Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Reorganization, Sale or Acquisition (the "Surviving Entity") in substantially the same proportions as their ownership, immediately prior to such Reorganization, Sale or Acquisition and (B) no Person (other than Williams or any of its subsidiaries, the Surviving Entity or its ultimate parent, or any employee benefit plan sponsored or maintained by any of the foregoing) is the beneficial owner of 30% or more of the Voting Securities, and (C) at least a majority of the members of the board of directors or similar governing body of the Surviving Entity were members of the incumbent Board at the time of the execution of the initial agreement, or at the time of the action of the Board of Directors, providing for such Reorganization, Sale or Acquisition (any Reorganization, Sale or Acquisition; or

• Approval by the stockholders of Williams for a complete liquidation or dissolution of Williams.

"Disability" means the inability of NEO, as determined by the Board, to perform the essential functions of his or her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of 6 consecutive months.

"Good reason" means, generally, (i) the assignment of any duties inconsistent in any material respect with the NEO's position, authority, duties or responsibilities as provided in the agreement or any other action that results in a material diminution in the NEO's position, authority, duties or responsibilities, (ii) a reduction in the NEO's base salary or annual bonus opportunity, (ii) required relocation to an office or location more than 50 miles for the NEO's office or location as of the change in control, (iv) a successor company's failure to honor the agreement, or (v) any other material breach of the Agreement not taken in good faith or not promptly remedied upon notice from the NEO.



TERMINATION SCENARIOS

The following table sets forth circumstances that provide for payments to the NEOs following or in connection with a change in control of the Company or a NEO's termination of employment for cause, upon retirement, upon death and disability, or not for cause. NEOs are generally eligible to retire at the earlier of age 55 and completion of three years of service or age 65.

All values are based on a hypothetical termination date of December 31, 2021 and a WMB closing stock price of $26.04 on such date. The values shown are intended to provide reasonable estimates of the potential benefits the NEOs would receive upon termination. The values are based on various assumptions and may not represent the actual amount a NEO would receive. In addition to the amounts disclosed in the following table, a departing NEO would retain the amounts he or she has earned over the course of his or her employment prior to the termination event, including accrued retirement benefits and previously vested stock options and restricted stock units.

Name	Payment	For Cause[1]	Retirement[2]	Death & Disability[3]	Not for Cause[4]	CIC[5]
Armstrong	Stock awards	—	$19,797,734	$24,644,456	$24,644,456	$33,257,927
	AIP	—	1,742,000	1,742,000	1,742,000	1,742,000
	Cash Severance	—	—	—	—	9,246,000
	Outplacement	—	—	—	—	25,000
	Health & Welfare	—	—	—	—	76,135
	'Best Net' Provision	—	—	—	—	—
	Total	**—**	**21,539,734**	**26,386,456**	**26,386,456**	**44,347,062**
Dunn	Stock awards	—	8,570,611	10,833,096	10,833,096	13,661,987
	AIP	—	792,000	792,000	792,000	792,000
	Cash Severance	—	—	—	3,024,000	4,536,000
	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	21,406	76,135
	'Best Net' Provision	—	—	—	—	—
	Total	**—**	**9,362,611**	**11,625,096**	**14,695,502**	**19,091,123**
Zamarin	Stock awards	—	—	8,205,081	8,205,081	10,444,142
	AIP	—	—	501,500	501,500	501,500
	Cash Severance	—	—	—	2,183,000	3,274,500
	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	22,684	84,071
	'Best Net' Provision	—	—	—	—	—
	Total	**—**	**—**	**8,706,581**	**10,937,265**	**14,329,213**
Chandler	Stock awards	—	—	7,369,085	7,369,085	9,284,837
	AIP	—	—	540,000	540,000	540,000
	Cash Severance	—	—	—	2,280,000	3,420,000
	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	22,684	84,071
	'Best Net' Provision	—	—	—	—	—
	Total	**—**	**—**	**7,909,085**	**10,236,768**	**13,353,908**

Name	Payment	For Cause[1]	Retirement[2]	Death & Disability[3]	Not for Cause[4]	CIC[5]
	Stock awards	—	—	5,006,521	5,006,521	6,326,095
	AIP	—	—	365,250	365,250	365,250
	Cash Severance	—	—	—	1,704,500	2,556,750
Bennett	Outplacement	—	—	—	25,000	25,000
	Health & Welfare	—	—	—	7,197	25,910
	'Best Net' Provision	—	—	—	—	(1,684,663)
	Total	**—**	**—**	**5,371,771**	**7,108,467**	**7,614,342**

(1) If a NEO is terminated for cause or leaves the company voluntarily, no additional benefits will be received.

(2) Mr. Armstrong and Mr. Dunn are the only NEOs eligible to retire as of December 31, 2021. If a NEO retires, then the annual cash incentive for the year of separation is pro-rated to the retirement date and is paid when all active employees' annual cash incentives are paid after the company performance is certified. A pro-rated portion of the unvested time-based restricted stock units will accelerate, and a pro-rated portion of any performance-based restricted stock units will vest on the original vesting date if the Compensation Committee certifies that the performance measures were met. A pro-rated portion of the unvested 2019 incremental performance-based equity award will vest on the original vesting dates if the Compensation Committee certifies that performance measures were met, and the retirement date is more than 30 months after the grant date. The annual cash incentive award estimates, as of December 31, 2021, are shown at target.

(3) If a NEO dies or becomes disabled, then the annual cash incentive for the year of separation is pro-rated through the separation or leave date and is paid when all active employees' annual cash incentives are paid after the company performance is certified. All unvested time-based restricted stock units will fully accelerate, and a pro-rated portion of any performance-based restricted stock units will vest if the Compensation Committee certifies that the performance measures were met. The annual cash incentive award estimates, as of December 31, 2021, are shown at target.

(4) For a NEO who is involuntarily terminated and who receives severance or for a NEO whose termination is due to the sale of a business or outsourcing any portion of a business and for whom no comparable internal offer of employment is made, all unvested time-based restricted stock units will fully accelerate, and a pro-rated portion of any performance-based restricted stock units will vest if the Compensation Committee certifies that the performance measures were met. If this separation occurs during the last quarter of the fiscal year, the annual cash incentive for the year of separation is pro-rated through the separation or leave date and is paid when all active employees' annual cash incentives are paid after the company performance is certified. The annual cash incentive award estimates, as of December 31, 2021, are shown at target.

(5) See "**Change in Control Agreements**" section.

Please note that we make no assumptions as to the achievement of performance goals as it relates to the performance-based RSUs for active NEOs. If an award is covered by Section 409A of the Internal Revenue Code, lump sum payments and distributions occurring from these events will occur six months after the triggering event to the extent required by the Internal Revenue Code and our award agreements.

CEO PAY RATIO

Our CEO Pay Ratio was calculated in compliance with the requirements set forth in Item 402(u) of Regulation S-K. We are utilizing the same median employee disclosed in the 2021 Proxy Statement. We identified this median employee using our employee population on October 1, 2020. We used a consistently applied compensation measure across our employee population to determine the median employee. For our consistently applied compensation measure, we used targeted total cash compensation which includes an employee's base salary plus their annual incentive bonus opportunity at target. Due to the consistent use of base salaries and our annual incentive program across our population, targeted total cash compensation provides an accurate depiction of total earnings for the purpose of identifying our median employee. We then calculated the median employee's compensation in the same manner as the named executive officers in the Summary Compensation Table.

Our median employee's compensation was $167,343. Our CEO's disclosed compensation amount was $13,759,533. Accordingly, our CEO Pay Ratio is 82:1.

It is important to note that 89 percent of our CEO's compensation is at risk. Additionally, 65 percent of the amount disclosed as the CEO's total compensation in the Summary Compensation Table is the grant date value of equity awards made during 2021. He has not earned any value from these awards to date.

Equity Compensation Stock Plans

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information concerning Williams common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2021, including The Williams Companies, Inc. 2007 Incentive Plan and 2007 Employee Stock Purchase Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights[1]	Weighted-Average Price of Outstanding Options, Warrants, and Rights[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column of This Table)[3]
Equity Compensation plans approved by security holders	12,869,026	$33.51	18,269,309
Equity Compensation plans not approved by security holders	—	—	—
Total	12,869,026	$33.51	18,269,309

(1) Includes 7,715,537 shares of RSUs, all of which were approved by security holders.
(2) Excludes the shares issuable upon the vesting of RSUs included in the first column of this table for which there is no weighted-average price.
(3) Includes 1,402,088 shares remaining to be issued out of the 2007 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us concerning beneficial owners of more than five percent of our common stock as of February 25, 2022. Unless otherwise indicated, the persons named have sole voting and investment power with respect to the shares listed.

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class[1]
Common Stock	The Vanguard Group[2] 100 Vanguard Boulevard Malvern, Pennsylvania 19355	115,664,788	9.50%
Common Stock	BlackRock, Inc.[2] 55 East 52nd Street New York, New York 10055	108,224,766	8.89%
Common Stock	State Street Corporation[3] One Lincoln Street Boston, Massachusetts 02111	83,916,895	6.89%
Common Stock	Dodge & Cox[5] 555 California Street, 40th Floor San Francisco, CA 94104	71,423,866	5.87%

(1) Ownership percentage is reported based on 1,217,313,364 shares of common stock outstanding on February 25, 2022.

(2) According to a Schedule 13G/A with the SEC on February 9, 2022, The Vanguard Group, an investment advisor, may beneficially own the shares of common stock listed in the table above. The Vanguard 13G/A indicates that The Vanguard Group may have sole voting power over 0 shares of our common stock, sole dispositive power over 110,279,560 shares of our common stock, shared voting power over 2,396,925 shares of our common stock, and shared dispositive power over 5,385,228 shares of our common stock.

(3) According to a Schedule 13G/A filed with the SEC on February 2, 2022, Blackrock, Inc., an investment management corporation, may beneficially own the shares of common stock listed in the table above. The 13G/A indicates that BlackRock, Inc. may have sole voting power over 93,247,546 shares of common stock and sole dispositive power over 108,224,766 shares of our common stock.

(4) According to a Schedule 13G filed with the SEC on February 14, 2022, State Street Corporation, an investment management corporation, may beneficially own the shares of common stock listed in the table above. The 13G indicates that State Street Corporation may have shared voting power over 76,099,327 shares of our common stock and shared dispositive power over 83,898,056 shares of our common stock.

(5) According to a Schedule 13G/A filed with the SEC on February 14, 2022, Dodge & Cox, an investment management corporation, may beneficially own the shares of common stock listed in the table above. The 13G/A indicates that Dodge & Cox may have sole voting power over 67,694,966 shares of common stock and sole dispositive power over 71,423,866 shares of our common stock.

The following table sets forth, as of February 25, 2022, the number of shares of our common stock beneficially owned by each of our directors and nominees for directors, the NEOs and all directors and executive officers as a group.

Name of Beneficial Owner	Shares of Williams Common Stock Owned Directly or Indirectly	Williams Shares Underlying Stock Option[1]	Williams Shares Underlying RSUs[2]	Total Shares Beneficially Owned	Percent of Class[3]
Alan S. Armstrong[4]	1,114,587	999,663	616,181	2,730,431	*
Stephen W. Bergstrom	44,150	0	94,011	138,161	*
Nancy K. Buese	0	0	32,414	32,414	*
Stephen I. Chazen	43,428	0	39,926	83,354	*
Charles I. Cogut	1,000	0	42,936	43,936	*
Michael A. Creel[5]	67,225	0	39,926	107,151	*
Stacey H. Doré	0	0	10,662	10,662	*
Richard E. Muncrief	0	0	0	0	*
Peter A. Ragauss	3,428	0	39,926	43,354	*
Rose M. Robeson	0	0	11,594	11,594	*
Scott D. Sheffield	4,144	0	39,926	44,070	*
Murray D. Smith[6]	19,998	0	63,118	83,116	*
William H. Spence	10,500	0	45,617	56,117	*
Jesse J. Tyson	0	0	0	0	*
John D. Chandler[7]	95,377	80,029	0	175,406	*
Walter J. Bennett	93,423	126,980	0	220,403	*
Micheal G. Dunn	230,669	189,866	257,958	678,493	*
Chad J. Zamarin	188,997	80,029	2,490	271,516	*
Directors and executive officers as a group (24 persons)	2,175,209	1,567,155	1,445,073	5,187,437	*

* Less than 1%
(1) The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that may be acquired upon the exercise of stock options granted under Williams' equity plan that are currently exercisable, will become exercisable, or would become exercisable upon the voluntary retirement of such person within 60 days of February 25, 2022.
(2) The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that would be acquired upon the vesting of restricted stock units ("RSUs") granted under Williams current or previous equity plans that will vest or that would vest upon the voluntary retirement of such person, within 60 days of February 25, 2022. RSUs have no voting or investment power.
(3) Ownership percentage is reported based on 1,217,313,364 shares of common stock outstanding on February 25, 2022, plus, as to the holder thereof only and no other person, the number of shares (if any) that the person has the right to acquire as of February 25, 2022, or within 60 days from the date, through the exercise of all options and other rights.
(4) Includes 34,264 shares held in the Alan and Shelly Armstrong Family Foundation dated December 16, 2015, Alan S. And Shelly S. Armstrong, Trustees.
(5) Includes 52,500 shares held in the B and B Living Trust dated February 2, 2021, Michael A. and Kathy R. Creel, Trustees.
(6) Includes 10,150 shares held by Murray D. Smith and Associates Limited dated January 1, 2012.
(7) Includes 33,000 shares held by John D. Chandler Family Investments dated September 30, 2016, John D. and Barbara A. Chandler, Trustees.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: WHY AM I RECEIVING THESE MATERIALS?

A: These materials are being made available to you because, at the close of business on February 25, 2022 (the "Record Date"), you owned the shares of Williams' common stock. Accordingly, our Board has made these materials available to you in connection with the Board's solicitation of proxies for use at our 2022 Annual Meeting of Stockholders (the "Annual Meeting") to be held virtually on Tuesday, April 26, 2022, at 2 p.m., Central Daylight Time. All stockholders of record on the Record Date are entitled to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement.

Q: WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?

A: In accordance with the rules of the Securities and Exchange Commission, instead of mailing a printed copy of our proxy materials to all of our stockholders, we have elected to furnish such materials to selected stockholders by providing access to these documents over the Internet through the notice and access process. Accordingly, commencing on or about March 17, 2022, we sent a Notice of Internet Availability of Proxy Materials (the "Notice") to most of our stockholders. These stockholders have the ability to access the proxy materials, including the Notice, our 2021 Annual Report and this proxy statement on a website referred to in the Notice and to download printable versions of the proxy materials or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy of the proxy materials from us may be found in the Notice. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact and cost of the Annual Meeting.

Q: WHEN IS THE ANNUAL MEETING AND HOW CAN I ATTEND AND PARTICIPATE?

A: The Annual Meeting will be a completely virtual meeting conducted by live, audio webcast. No physical meeting will be held.

The Annual Meeting will begin promptly on Tuesday, April 26, 2022, at 2 p.m., Central Daylight Time. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

To attend the Annual Meeting:

- Access the Internet and go to **https://meetnow.global/MJJATXP**;

- If you are (i) a stockholder of record or (ii) you are a beneficial holder who has obtained a control number from Computershare (each of (i) and (ii) above is a "Voting Eligible Party"):

  - Select "**Join Meeting Now**";

  - Enter your control number located on the Notice or your proxy card; and

  - Enter your first and last name; and

  - Enter your email address.

- If you are not a Voting Eligible Party:

  - Select "**Guest**";

  - Enter your first and last name; and

  - Enter your email address.

- To listen to the Annual Meeting, click on the broadcast bar (example shown below).



If you are a Voting Eligible Party, and as further discussed in "**Will stockholders have an opportunity to ask questions during the Annual Meeting?**", "**How do I vote if I am a stockholder of record?**," and "**I am a Beneficial Holder who wishes to vote during the Annual Meeting. What must I do to obtain a control number and vote at the Annual Meeting?**" you may participate in the Annual Meeting as follows:

- To cast a vote during the Annual Meeting, click on the "Vote" bar (example shown below).



- To submit a comment or question during the Annual Meeting, click on the "Q&A" bar (example shown below).



Please note that while all stockholders may attend the Annual Meeting, only stockholders who have the legal right to vote shares are entitled to participate by asking questions and voting during the Annual Meeting. If you are a beneficial holder and desire to obtain a control number from Computershare so that you can vote your shares at the Annual Meeting, please see the additional information under "**I am a Beneficial Holder who wishes to vote during the Annual Meeting. What must I do to obtain a control number and vote at the Annual Meeting?**"

Q: WHY IS THE ANNUAL MEETING BEING HELD IN A VIRTUAL-ONLY FORMAT?

A: The Board has determined to hold this year's Annual Meeting solely by means of remote communication via live, audio webcast. This is referred to as a "virtual annual meeting." We believe that a virtual annual meeting will provide expanded access, improved communication, and cost savings. We also believe that hosting a virtual annual meeting will enable more of our stockholders to attend and participate in the meeting because our stockholders can participate from any location with Internet access. In addition, due to public health concerns arising from the coronavirus ("COVID-19") pandemic, we are embracing technology to limit potential exposure to, and retransmission of, COVID-19.

Q: WILL STOCKHOLDERS HAVE AN OPPORTUNITY TO ASK QUESTIONS DURING THE ANNUAL MEETING?

A: Yes. A Voting Eligible Party must log in to the Annual Meeting as described above under "**When is the Annual Meeting and how can I attend and participate?**" To submit a question:

- Select the "Q&A" bar (example shown below) to type and submit a comment or question.



- All submitted comments or questions will be reviewed by our Corporate Secretary prior to being read aloud at the Annual Meeting.

- If a comment or question is determined by our Corporate Secretary to be improper for the orderly conduct of the Annual Meeting, then such comment or question will not be addressed at the Annual Meeting. To be in proper form, comments and questions must comply with the Annual Meeting Rules of Conduct which are available on the Annual Meeting site by clicking on the "Documents" tab (example shown below).



- In general, a comment or question is considered improper and will not be addressed at the Annual Meeting if:

  - It is not pertinent to the Company, the business conducted at the Annual Meeting, and all stockholders generally;

  - Is derogatory or related to a personal matter or grievance; or

  - It relates to pending or threatened litigation.

Questions must be succinct and cover only one topic per question. To allow us to answer questions from as many stockholders as possible, we will limit each stockholder to two questions. In addition, the total period of time during which questions will be answered will be the first to occur of when either no more comments or questions have been received or 15 minutes have elapsed. Questions that meet the Rules of Conduct will be addressed during the Annual Meeting as provided above and the questions and answers will subsequently be made accessible to all stockholders on the Company's Investor Relations website.

Q: HOW CAN I GET ELECTRONIC ACCESS TO THE PROXY MATERIALS?

A: The Notice provides you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the Internet;
- Vote your shares after you have viewed our proxy materials; and
- Request a printed copy of the proxy materials.

Copies of the 2022 proxy statement and our 2021 Annual Report, which includes a copy of our annual report on Form 10-K for the fiscal year ended December 31, 2021 are available for viewing at www.edocumentview.com/wmb.

If you received printed versions of the proxy materials by mail, these materials also include the proxy card for the Annual Meeting.

Q: WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?

A: This proxy statement includes information about the director nominees and other matters to be voted on at the Annual Meeting. It also explains the voting process and requirements; describes the compensation of our principal executive officer, the principal financial officer, and the three other most highly compensated current officers, (collectively referred to as our named executive officers or NEOs); describes the compensation of our directors; and provides certain other information required under SEC rules.

Q: WHAT BUSINESS WILL BE CONDUCTED AT THE ANNUAL MEETING, AND HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A: You are being asked to vote to:

	Proposal	Board Recommendation	Page No.
1	Elect 12 director nominees for a one-year term.	FOR each nominee	7
2	Ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.	FOR	43
3	Approve, on an advisory basis, the compensation of our named executive officers.	FOR	45
	Transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.		

You may vote FOR or AGAINST each individual director nominee or indicate that you wish to ABSTAIN from voting on one or more director nominees. You may also vote FOR or AGAINST the appointment of Ernst & Young LLP as our independent auditors, or you may indicate that you wish to ABSTAIN from voting on the matter, and you may vote FOR or AGAINST the advisory vote on executive compensation or you may indicate that you wish to ABSTAIN from voting on the matter.

We are not aware of any matter to be presented at the Annual Meeting that is not included in this proxy statement. However, your proxy authorizes the persons named on the proxy card to take action on additional matters that may properly arise. These individuals will exercise their best judgment to vote on any other matter, including a question of adjourning the Annual Meeting. All votes are confidential unless disclosure is legally necessary.

Q: WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH PROPOSAL?
A:

Proposal		Voting Requirements	Abstentions & Broker Non-Votes
1	Elect 12 director nominees for a one-year term.	The director nominees receiving a majority of the votes cast FOR their election will be elected.	Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal.
2	Ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.	To be approved by the stockholders, this proposal must receive the FOR vote of a majority of the votes cast. The results of this vote are not binding on the Board, whether or not the resolution is passed under these voting standards.	Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal.
3	Approve, on an advisory basis, the compensation of our named executive officers.	To be approved by the stockholders, this proposal must receive the FOR vote of a majority of the votes cast. The results of this vote are not binding on the Board, whether or not the resolution is passed under these voting standards.	Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal.

Other matters that may properly come before the Annual Meeting may require more than a majority vote under our By-laws, our Restated Certificate of Incorporation, the laws of Delaware, or other applicable laws.

Broker non-votes (i.e., shares held by brokers or nominees that cannot be voted because the beneficial owner did not provide specific voting instructions) will not be treated as a vote cast for any matter.

Q: HOW DO I VOTE IF I AM A STOCKHOLDER OF RECORD?
A: As a stockholder of record, you may vote by proxy via the Internet, by telephone, by mobile device, or by mail. You may also vote at the Annual Meeting.

By Internet	You may vote via the Internet at the following site: www.envisionreports.com/wmb. If you received a Notice, please follow the instructions found in the Notice. If you received printed copies of the proxy materials by mail, please follow the instructions on your proxy card. The Internet voting facilities for stockholders of record will be available 24 hours a day, seven days a week, until the polls close on April 26, 2022.
By Telephone	Call toll-free 1-800-652-VOTE (8683) in the United States or Canada any time on a touch-tone telephone. Follow the instructions provided by the recorded message. The telephone voting facilities for stockholders of record will be available 24 hours a day, seven days a week, until the polls close on April 26, 2022.
By Mobile Device	Scan the QR Code on your Proxy Card.
By Mail	If you received a printed version of the proxy materials, you may vote by completing, signing, and dating the proxy card and returning it in the postage-paid envelop we have provided. If you vote by telephone or the Internet, please DO NOT mail back the proxy card.
At the Annual Meeting	Once you have accessed the Annual Meeting, you may vote by clicking on the "Vote" tab. Doing so will take you to Computershare's InvestorVote site where you will enter and submit your control number to access voting for the business brought before the Annual Meeting.

Q: WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A BENEFICIAL HOLDER?

A: If, as of the close of the business on the Record Date, your shares were registered in your name with our transfer agent, Computershare, then you are a stockholder of record, and the Notice or printed copies of our proxy materials were sent to you directly by Computershare.

If, as of the Record Date, you were not holding shares in your name but rather you were holding shares in an account at a broker, bank, or other nominee, then you are a beneficial holder, and your shares are held in street name. The stockholder of record for your shares, meaning the party who has the legal right to vote such shares at the Annual Meeting, is your broker, bank, or such other nominee. As the beneficial holder of the shares, the Notice or printed copies of the proxy materials were forwarded to you by your broker, bank, or other nominee and you have the right to direct such party to vote your shares. Such party should have provided you with instructions for directing it how to vote your shares. The Company urges you to instruct your broker, bank, or other nominee on how to vote your shares. As a beneficial holder, you may attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the broker, bank, or other nominee. Please see "**I am a Beneficial Holder who wishes to vote during the Annual Meeting. What must I do to obtain a control number from Computershare and vote at the Annual Meeting?**" Please understand that, if you are a beneficial holder, the Company does not know that you are a stockholder or how many shares you own.

Q: HOW DO I VOTE IF I AM A BENEFICIAL HOLDER?

A: As a beneficial holder, you have the right to direct your broker, bank, or other nominee how to vote your shares by following the instructions sent to you by such party. You will receive proxy materials and voting instructions for each account you have with a broker, bank, or other nominee. If you wish to change the direction you provided your broker, bank, or other nominee, you should follow the instructions sent to you by such party.

As a beneficial holder, you may attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you obtain a signed legal proxy from your broker, bank, or other nominee giving you the right to vote the shares. See below for additional information.

Q: I AM A BENEFICIAL HOLDER WHO WISHES TO VOTE DURING THE ANNUAL MEETING. WHAT MUST I DO TO OBTAIN A CONTROL NUMBER FROM COMPUTERSHARE AND VOTE AT THE ANNUAL MEETING?

A: If you are a beneficial holder who wishes to vote during the Annual Meeting, you must register with Computershare and obtain a control number. Please note that banks, brokers, and other nominees typically provide their own control numbers to their account holders. These are not the same as a Computershare generated control number. A Computershare generated control number is required to be used to participate and vote at the Annual Meeting. To obtain a Computershare generated control number, you must submit proof to Computershare of your proxy power ("Legal Proxy"), which may be obtained from your broker, bank, or other nominee, and reflecting your Williams holdings along with you name and email address.

Requests to obtain a control number as set forth above must be labeled as "Legal Proxy" and be received no later than 4:00 p.m., Central Daylight Time, on April 21, 2022. You will receive a confirmation of your registration by email after Computershare receives your registrations materials. Requests for registration should be directed to the following:

By email:

Forward the email from your broker, bank, or other nominee granting you a Legal Proxy, or attach an image of your Legal Proxy, to: legalproxy@computershare.com.

By mail:

Computershare
The Williams Companies, Inc. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Once you obtain a control number from Computershare, you may participate and vote at the Annual Meeting. Please see the detailed instructions contained in "**When is the Annual Meeting and how can I attend and participate**?" Once you have accessed the Annual Meeting, you may vote by clinging on the "Vote" tab. Doing so will take you to Computershare's InvestorVote site where you will enter and submit your control number to access voting for the business brought before the Annual Meeting.

Q: AS A BENEFICIAL HOLDER, WILL MY SHARES HELD IN STREET NAME BE VOTED IF I DO NOT TELL MY BROKER, BANK, OR OTHER NOMINEE HOW I WANT THEM VOTED?

A: Pursuant to the New York Stock Exchange Listed Company Manual, if you are a beneficial holder, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm is considered a routine matter. The election of directors and the advisory vote to approve the compensation of our named executive officers are not considered routine matters. Accordingly, your broker, bank, or other nominee will not be permitted to vote your shares on such matters unless you provide proper voting instructions.

Q: HOW DO I VOTE IF I PARTICIPATE IN THE WILLIAMS INVESTMENT PLUS PLAN?

A: If you hold shares in The Williams Investment Plus Plan ("Investment Plus Plan"), Computershare sent you the Company's proxy materials directly. You may direct the trustee of the Investment Plus Plan how to vote your Investment Plus Plan shares by calling the toll-free number shown on the proxy card, voting on the Internet on the website shown on the proxy card, or completing and returning the enclosed proxy cared in the postage-paid envelope. Please note that, to permit the trustee to tally and vote all shares of Williams' common stock held in the Investment Plus Plan, your instructions, whether by Internet, by telephone, or by proxy card, must be completed and received prior to 1:00 a.m. Central Daylight Time on April 22, 2022. You may not change your vote related to the Investment Plus Plan shares after this deadline. If you do not instruct the trustee how to vote, your plan shares will be voted by the trustee in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions. The proportional voting policy is detailed under the terms of the Investment Plus Plan and the trust agreement.

Q: WHAT SHARES ARE INCLUDED ON MY PROXY CARD?

A: If you receive printed copies of the proxy materials by mail, you will receive one proxy card for all shares of Williams' common stock which you hold as a stockholder of record and in The Williams Investment Plus Plan.

If you are a beneficial holder, you will receive voting instructions for each account you have with a broker, bank, or other nominee.

Q: WHAT IF I RETURN MY PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?

A: If you are a stockholder of record and sign and return the proxy card or complete the Internet or telephone voting procedures, but do not specify how you want to vote your shares, we will vote them as follows:

- FOR the election of each of the director nominees.

- FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022.

- FOR the approval, on an advisory basis, of the Company's compensation of its named executive officers.

Q: CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

A: If you are a stockholder of record, you can change your vote within the regular voting deadlines by voting again by telephone or on the Internet, executing and returning a later dated proxy card, or virtually attending the Annual Meeting and voting online. If you are a stockholder of record, you can revoke your proxy by delivering a written notice of your revocation to our Corporate Secretary at One Williams Center, MD 47, Tulsa, Oklahoma 74172.

Q: HOW MANY VOTES DO I HAVE?

A: Each stockholder will have one vote on each matter for every share of common stock owned on the Record Date. On the Record Date, we had 1,217,313,364 shares of common stock outstanding. The shares held in our treasury are not considered outstanding and will not be voted or considered present at the Annual Meeting. Our Series B Preferred Stock does not have voting rights.

Q: WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETING FOR STOCKHOLDERS?

A: There must be a quorum to take action at the Annual Meeting (other than adjournment or postponement of the meeting). A quorum will exist at the meeting if stockholders holding a majority of the shares entitled to vote at the meeting are present or by proxy. Stockholders of record who return a proxy or are present at the Annual Meeting will be considered part of the quorum. Abstentions are counted as "present" for determining a quorum. Uninstructed broker votes, also called "broker non-votes," are also counted as "present" for determining a quorum so long as there is at least one matter that a broker may vote on without specific instructions from a beneficial holder. See "**As a beneficial holder, will my shares held in street name be voted if I do not tell my broker, bank, or other nominee how I want them voted?**".

Q: WHAT TECHNICAL SUPPORT IS AVAILABLE PRIOR TO AND DURING THE ANNUAL MEETING?

A: The virtual meeting platform used to host the Annual Meeting is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most up-to-date version of applicable software and plugins. Attendees should ensure that they have a strong Wi-Fi connection. We encourage you to access the Annual Meeting prior to the start time.

Once an attendee has accessed the Annual Meeting, if technical assistance is needed, please call 1-888-724-2416 for local assistance or 781-575-2748 for international assistance.

Q: WHO WILL COUNT THE VOTES?

A: A representative of Computershare will act as the inspector of elections and count the votes.

Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A: We will announce the voting results at the Annual Meeting. We also will disclose the voting results in a current report on Form 8-K within four business days after the Annual Meeting.

Q: MAY I SUBMIT A PROPOSAL FOR CONSIDERATION AT THE 2023 ANNUAL MEETING OF STOCKHOLDERS?

A: Yes. For your proposal to be considered for inclusion in our proxy statement for the 2023 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act, the SEC's rules on stockholder proposals, we must receive your proposal no later than November 17, 2022.

Your proposal, including the manner in which you submit it, must comply with the eligibility, procedural, and all other requirements of Rule 14a-8.

If you wish to bring business before our 2023 annual meeting of stockholders other than through a stockholder proposal pursuant to the SEC's Rule 14a-8, we must receive a notice of the proposal, in proper written form as specified in our By-laws, no earlier than the close of business on December 27, 2022, and no later than the close of business on January 26, 2023. Your submission must meet the requirements set forth in our By-laws.

For information concerning nominating a director candidate for election to our Board, please see the "**Identifying and Evaluating Director Candidates**" section of this proxy statement.

All notices of proposals or director nominations should be addressed to our Corporate Secretary at One Williams Center, MD 47, Tulsa, Oklahoma, Oklahoma 74172.

Q: WHO IS PAYING FOR THIS PROXY SOLICITATION?

A: The cost of soliciting proxies on behalf of the Board and the cost of preparing, printing, and distributing this proxy statement will be borne by the Company. Solicitations of proxies are being made through the mail and may also be made in person, by telephone, or by other electronic means by directors, director nominees, and employees of the Company. The Company requests brokers, banks, and other nominees to forward soliciting materials to the beneficial holders of shares of the Company held of record by such persons, and the Company will reimburse them for their reasonable forwarding expenses. In addition, the Company has retained OKAPI Partners LLC ("OKAPI"), to assist with the solicitation of proxies. We anticipate that we will pay OKAPI a fee in an amount equal to approximately $15,000 plus reasonable expenses for these services.

Q: ARE YOU "HOUSEHOLDING" FOR STOCKHOLDERS OF RECORD SHARING THE SAME ADDRESS?

A: Yes. For those stockholders who have elected to receive printed materials, the SEC's rules permit us to deliver a single copy of this proxy statement, our 2021 Annual Report, and the Notice, as applicable, to an address shared by two or more stockholders. This method of delivery is referred to as "householding" and can significantly reduce our printing and mailing costs. It also reduces the volume of mail you receive. We will deliver only one proxy statement, our 2021 Annual Report, and the Notice, as applicable, to multiple registered stockholders sharing an address, unless we receive instructions to the contrary from one or more of the stockholders. We will still send each stockholder who receives a printed version of these proxy materials an individual proxy card.

If you would like to receive more than one copy of this proxy statement, our 2021 Annual Report, and the Notice, as

applicable, we will promptly send you additional copies upon request directed to our transfer agent, Computershare. You can call Computershare toll free at 1-800-884-4225 or write to Computershare Investor Services at P.O. Box 505000, Louisville, Kentucky 40233. You can use the same phone number or mailing address to notify us that you wish to receive a separate proxy statement, our annual report, and the Notice, as applicable, in the future, or to request delivery of a single copy of any materials if you are receiving multiple copies now.

Q: HOW CAN I COMMUNICATE WITH THE BOARD OF DIRECTORS?

A: Any stockholder or other interested party may communicate with our directors, individually or as a group, by contacting our Corporate Secretary or Board Chair. The contact information is maintained through the Investors page on our website, www.williams.com, and is as follows:

The Williams Companies, Inc.	The Williams Companies, Inc.
One Williams Center, MD 49	One Williams Center, MD 47
Tulsa, Oklahoma 74172	Tulsa, Oklahoma 74172
Attn: Board Chair	Attn: Corporate Secretary

Incorporation by Reference, Website Access to Reports, and Other Information

INCORPORATION BY REFERENCE

The Compensation and Management Development Committee Report on Executive Compensation and the Audit Committee Report are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Williams under the Securities Act of 1933 or the Exchange Act, except to the extent that Williams specifically incorporates such information by reference. In addition, the website addresses contained in the proxy statement are intended to provide inactive, textual reference only. The information on these websites and in the Sustainability Report and Diversity and Inclusion Report referenced herein are not part of, and shall not be deemed incorporated by reference into this proxy statement.

WEBSITE ACCESS TO REPORTS AND OTHER INFORMATION

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other documents electronically with the SEC under the Exchange Act. You may obtain such reports from the SEC's website at www.sec.gov.

Our website is www.williams.com. We make available, free of charge through the Investors page of our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Board committee charters, and the Williams Code of Business Conduct are also available on our website. **We will provide, free of charge, a copy of any of our corporate documents listed above upon written request to our Corporate Secretary at Williams, One Williams Center, MD 47, Tulsa, Oklahoma 74172**.

By Order of the Board of Directors,



Robert E. Riley, Jr.
Corporate Secretary
Tulsa, Oklahoma
March 17, 2022

▌APPENDIX

NON-GAAP MEASURES

The accompanying materials may include certain financial measures — Adjusted EBITDA, adjusted income ("earnings"), adjusted earnings per share, and available funds from operations — that are non-GAAP financial measures as defined under the rules of the SEC.

Our segment performance measure, Modified EBITDA, is defined as net income (loss) before income (loss) from discontinued operations, income tax expense, net interest expense, equity earnings from equity-method investments, other net investing income, impairments of equity investments and goodwill, depreciation and amortization expense, and accretion expense associated with asset retirement obligations for nonregulated operations. We also add our proportional ownership share (based on ownership interest) of Modified EBITDA of equity-method investments.

Adjusted EBITDA further excludes items of income or loss that we characterize as unrepresentative of our ongoing operations. Such items are also excluded from net income to determine adjusted income and adjusted earnings per share. Management believes these measures provide investors meaningful insight into results from ongoing operations.

Available funds from operations is defined as cash flow from operations excluding the effect of changes in working capital and certain other changes in noncurrent assets and liabilities, reduced by preferred dividends and net distributions to noncontrolling interests.

These materials are accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of assets and the cash that the business is generating.

Neither Adjusted EBITDA, adjusted income, nor available funds from operations are intended to represent cash flows for the period, nor are they presented as an alternative to net income or cash flow from operations. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

RECONCILIATION OF INCOME (LOSS) ATTRIBUTABLE TO THE WILLIAMS COMPANIES, INC. TO NON-GAAP ADJUSTED INCOME
(UNAUDITED)

(Dollars in millions, except per-share amounts)	Year Ended December 31,		
	2019	2020	2021
Income (loss) attributable to The Williams Companies, Inc. available to common stockholders	$ 862	$ 208	$ 1,514
Income (loss) — diluted earnings (loss) per common share	$ 0.71	$ 0.17	$ 1.24
Adjustments:			
Transmission & Gulf of Mexico			
Impairment of certain assets	$ 354	$ 170	$ 2
Constitution pipeline project development costs	3	—	—
Northeast Supply Enhancement project development costs	—	6	—
Pension plan settlement charge	—	5	—
Adjustment of Transco's regulatory asset for post-WPZ Merger state deferred income tax change consistent with filed rate case	—	2	—
Benefit of change in employee benefit policy	—	(22)	—
Reversal of costs capitalized in prior periods	16	11	—
Severance and related costs	39	1	—
Total Transmission & Gulf of Mexico adjustments	412	173	2
Northeast G&P			
Expenses associated with new venture	10	—	—
Share of early debt retirement gain at equity-method investment	—	(5)	—
Share of impairment of certain assets at equity-method investments	—	47	—
Pension plan settlement charge	—	1	—
Impairment of certain assets	10	12	—
Severance and related costs	7	—	—
Benefit of change in employee benefit policy	—	(9)	—
Total Northeast G&P adjustments	27	46	—
West			
Impairment of certain assets	100	—	—
Pension plan settlement charge	—	1	—
Adjustment of gain on sale of Four Corners assets	2	—	—
Severance and related costs	10	—	—
Benefit of change in employee benefit policy	—	(9)	—
Net unrealized (gain) loss from derivative instruments	—	—	(3)
Total West adjustments	112	(8)	(3)
Sequent			
Amortization of purchase accounting inventory fair value adjustment	—	—	18
Net unrealized (gain) loss from derivative instruments	—	—	109
Total Sequent adjustments	—	—	127

RECONCILIATION OF INCOME (LOSS) ATTRIBUTABLE TO THE WILLIAMS COMPANIES, INC. TO NON-GAAP ADJUSTED INCOME
(UNAUDITED)

	Year Ended December 31,		
(Dollars in millions, except per-share amounts)	2019	2020	2021
Other			
Adjustment of Transco's regulatory asset for post-WPZ Merger state deferred income tax change consistent with filed rate case	12	—	—
Regulatory asset reversals from impaired projects	—	15	—
Expenses associated with Sequent acquisition and transition	—	—	5
Net unrealized (gain) loss from derivative instruments	—	—	—
Reversal of costs capitalized in prior periods	—	3	—
Pension plan settlement charge	—	1	—
Accrual for loss contingencies	4	24	10
Severance and related costs	1	—	—
Total Other adjustments	17	43	15
Adjustments included in Modified EBITDA	568	254	141
Adjustments below Modified EBITDA			
Accelerated depreciation for decommissioning assets	—	—	33
Amortization of intangible assets from Sequent acquisition	—	—	18
Adjustment of gain on deconsolidation of certain Permian assets	2	—	—
Loss on deconsolidation of Constitution	27	—	—
Impairment of equity-method investments	186	1,046	—
Gain on sale of equity-method investments	(122)	—	—
Impairment of goodwill[1]	—	187	—
Share of impairment of goodwill at equity-method investment	—	78	—
Allocation of adjustments to noncontrolling interests	(211)	(65)	—
	(118)	1,246	51
Total adjustments	450	1,500	192
Less tax effect for above items	(112)	(375)	(48)
Adjusted income available to common stockholders	$ 1,200	$ 1,333	$ 1,658
Adjusted income — diluted earnings per common share	$ 0.99	$ 1.10	$ 1.36
Weighted-average shares — diluted (thousands)	1,214,011	1,215,165	1,218,215

(1) Our partner's $65 million share of the first-quarter 2020 impairment of goodwill is reflected below in Allocation of adjustments to noncontrolling interests.

RECONCILIATION OF "NET INCOME (LOSS)" TO "MODIFIED EBITDA" AND NON-GAAP "ADJUSTED EBITDA"
(UNAUDITED)

	Year Ended December 31,		
(Dollars in millions)	**2019**	**2020**	**2021**
Net income (loss)	$ 714	$ 198	$1,562
Provision (benefit) for income taxes	335	79	511
Interest expense	1,186	1,172	1,179
Equity (earnings) losses	(375)	(328)	(608)
Impairment of goodwill	—	187	—
Impairment of equity-method investments	186	1,046	—
Other investing (income) loss — net	(107)	(8)	(7)
Proportional Modified EBITDA of equity-method investments	746	749	970
Depreciation and amortization expenses	1,714	1,721	1,842
Accretion expense associated with asset retirement obligations for nonregulated operations	33	35	45
(Income) loss from discontinued operations, net of tax	15	—	—
Modified EBITDA	**$4,447**	**$4,851**	**$5,494**
Transmission & Gulf of Mexico	$2,175	$2,379	$2,621
Northeast G&P	1,314	1,489	1,712
West	952	998	1,095
Sequent	—	—	(112)
Other	6	(15)	178
Total Modified EBITDA	**$4,447**	**$4,851**	**$5,494**
Adjustments[1]:			
Transmission & Gulf of Mexico	$ 412	$ 173	$ 2
Northeast G&P	27	46	—
West	112	(8)	(3)
Sequent	—	—	127
Other	17	43	15
Total Adjustments	**$ 568**	**$ 254**	**$ 141**
Adjusted EBITDA:			
Transmission & Gulf of Mexico	$2,587	$2,552	$2,623
Northeast G&P	1,341	1,535	1,712
West	1,064	990	1,092
Sequent	—	—	15
Other	23	28	193
Total Adjusted EBITDA	**$5,015**	**$5,105**	**$5,635**

(1) Adjustments by segment are detailed in the "Reconciliation of Income (Loss) Attributable to The Williams Companies, Inc. to Non-GAAP Adjusted Income," which is also included in these materials.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO AVAILABLE FUNDS FROM OPERATIONS (AFFO)
(UNAUDITED)

	Year Ended December 31,		
(Dollars in millions, except coverage ratios)	**2019**	**2020**	**2021**
The Williams Companies, Inc.			
Reconciliation of GAAP "Net cash provided (used) by operating activities" to Non-GAAP "Available funds from operations"			
Net cash provided (used) by operating activities	$3,693	$3,496	$3,945
Exclude: Cash (provided) used by changes in:			
Accounts receivable	(34)	2	545
Inventories	(5)	11	124
Other current assets and deferred charges	(21)	(11)	63
Accounts payable	46	7	(643)
Accrued liabilities	(153)	309	(58)
Changes in current and noncurrent derivative assets and liabilities	—	4	277
Other, including changes in noncurrent assets and liabilities	176	1	1
Preferred dividends paid	(3)	(3)	(3)
Dividends and distributions paid to noncontrolling interests	(124)	(185)	(187)
Contributions from noncontrolling interests	36	7	9
Available funds from operations	$3,611	$3,638	$4,073
Common dividends paid	$1,842	$1,941	$1,992
Coverage ratio:			
Available funds from operations divided by Common dividends paid	1.96	1.87	2.04

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